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04030161

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kingfisher

*CURRENT ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 9108 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/18/04

FOCUSED ON GROWTH

KINGFISHER

KINGFISHER plc
ANNUAL REPORT AND ACCOUNTS 2004

CONTENTS

OUR AIM

TO BE THE WORLD'S BEST INTERNATIONAL HOME IMPROVEMENT RETAILER

- Best for shareholders through superior returns
- Best for customers through outstanding value
- Best for staff through rewarding careers
- Best for society through sustainable development
- Best for suppliers through unrivalled growth opportunities

AT A GLANCE

UK
No.1 market position
325 stores
26,442 employees
2,100,769 sq m sales space

SCREWFIX DIRECT
No.1 in direct home improvement
1,579 employees

Ireland
2 stores
263 employees
18,831 sq m sales space

France
No.1 market position
castorama
105 stores
13,520 employees
966,200 sq m sales space

BRICO DEPOT
59 stores
3,701 employees
289,000 sq m sales space

Poland
No.1 market position
castorama
19 stores
3,893 employees
184,800 sq m sales space

Italy
No.2 market position and leading market brand
castorama
18 stores
1,726 employees
116,400 sq m sales space

Spain
BRICO STOCK
1 store
78 employees
5,700 sq m sales space

Strategic alliance
Kingfisher has a 21% stake in Hornbach, the leading German DIY warehouse retailer

China (controlling majority interest)
No.1 market position
15 stores
4,143 employees
189,000 sq m sales space

Taiwan
(50% joint venture)
No.1 market position
17 stores
1,672 employees
82,600 sq m sales space

Turkey
(50% joint venture)
KOÇTAŞ
5 stores
345 employees
21,880 sq m sales space

Turnover by geography (£m)


UK & Ireland 4,117.4
France 2,327.8
Rest of world 593.0

Selling space by geography (000s sq m)


UK & Ireland 2,119.6
France 1,255.2
Rest of world 600.4

Employees by geography (full-time equivalent)


UK & Ireland 28,284
France 17,221
Rest of world 11,920

A ROARING TRADE
On October 18th 2003, B&Q opened its 14th store in China. With over 20,000 sq m sales space, the store in Beijing was, at the time of opening, the biggest B&Q in the world

YEAR OF THE KINGFISHER

During 2003 Kingfisher completed its transformation into a new business with new management focused on the highly attractive home improvement market. Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with more than 560 stores and market leading positions in the UK, France, Poland, Italy, China and Taiwan


B&Q

BOARD OF DIRECTORS

EXECUTIVE DIRECTORS (BELOW)

GERRY MURPHY CHIEF EXECUTIVE.
Appointed Chief Executive and joined the Board on 3 February 2003. He is a member of the Social Responsibility, Finance and Nomination Committees. Previously he was Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc (formerly NFC plc) and food manufacturer Greencore Group plc. Earlier in his career, he held various senior positions with food and drink group Grand Metropolitan plc (now Diageo plc) in Ireland, the UK and USA. He is a Non-Executive Director of Abbey National plc. Age 48.

BILL WHITING
Appointed as an Executive Director in October 2000 and is a member of the Social Responsibility Committee. Until 31 January 2004 he was Chief Executive of B&Q plc. Since then he has become Retail Brand Development Director and became part-time on 1 February 2004. He was also previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. He began his career with Granada Group. Age 56.

DUNCAN TATTON-BROWN GROUP FINANCE DIRECTOR
Appointed Group Finance Director and a Director of the company on 2 February 2004. He is a member of the Finance Committee. He was Finance Director of B&Q plc from January 2001. He began his career with Rank Xerox (UK) Ltd in 1987. He held various positions at Burton Group plc, where he was part of the team which worked on the demerger of Debenhams plc from the renamed Arcadia Group plc in 1998. He then became Group Finance Director at Virgin Entertainment Group Ltd. Age 39.

IAN CHESHIRE
Appointed as an Executive Director on 2 June 2000 and Chief Executive International and Development on 6 September 2002. He is a member of the Social Responsibility Committee. He was appointed Chief Executive of e-Kingfisher in May 2000. He was previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. He is also a Non-Executive Director of Bradford & Bingley plc. Age 44.


GERRY MURPHY


DUNCAN TATTON-BROWN

CHANGES TO THE BOARD
Jean-Noël Labroue resigned from the Board on 4 July 2003 ahead of the Kesa Electricals plc demerger. Helen Weir resigned from the Board on 31 January 2004. Bernard Thiolon resigned from the Board on 4 June 2003 after 10 years as a Kingfisher Non-Executive Director.

The Board considers that all the Non-Executive Directors fulfil the requirements for independent directors as defined by the June 1998 Combined Code.


BILL WHITING


IAN CHESHIRE


SIR FRANCIS MACKAY
JOHN NELSON
HARTMUT KRAMER
MARGARET SALMON
PHIL BENTLEY
MICHAEL HEPHER

NON-EXECUTIVE DIRECTORS (ABOVE)

SIR FRANCIS MACKAY CHAIRMAN
Appointed Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier. He is Chairman of the Nomination Committee and is a member of the Audit, Remuneration and Finance Committees. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group in 1991 and Executive Chairman in July 1999. Age 59.

MARGARET SALMON
Joined the Board on 1 September 1997 and is Chairman of the Social Responsibility Committee and a member of the Remuneration and Nomination Committees. She is Chair of the Sector Skills Development Agency, Director of the University for Industry, and the University for Industry Charitable Trust. Age 56.

JOHN NELSON DEPUTY CHAIRMAN
Became Non-Executive Deputy Chairman on 11 January 2002. He is the Senior Independent Director, Chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees. He is also a Non-Executive Director of BT Group plc and the English National Opera and will become a Non-Executive Director of Hammerson plc on 1 May 2004. He retired as Chairman of Credit Suisse First Boston Europe in 2002 and was formerly Vice Chairman of Lazard Brothers and Non-Executive Director of Woolwich plc. Age 56.

PHIL BENTLEY
Joined the Board on 4 October 2002 and is Chairman of the Audit Committee. He is Group Finance Director of Centrica plc and was formerly Finance Director of UDV-Guinness. Age 45.

HARTMUT KRAMER
Joined the Board on 8 November 2002. Hartmut has many years of experience of European retailing, having been Chief Executive of the retail clothing group, Peek & Cloppenburg, and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute. Age 57.

MICHAEL HEPHER
Joined the Board on 1 September 1997. He is a member of the Audit and Remuneration Committees. He is Chairman of TeleCity plc and of Lane Clark and Peacock LLP and is a Non-Executive Director of Catlin Group Ltd and Canada Life (U.K.) Ltd. His former roles include Chairman and Chief Executive of Charterhouse plc, Group Managing Director of BT plc and Non-Executive Director of Diageo plc and Lloyds Bank plc. Age 60.

The directors are pleased to present their report for the financial year ended 31 January 2004.

Principal activities

The Group operates home improvement retail businesses in the UK, Ireland, continental Europe and Asia. In addition, the Group has property interests in the countries in which it operates which are primarily managed through the relevant retail business.

Review of activities and future performance

For Kingfisher, 2003 was a further year of transformation. Following the announcement in May 2002 of the intention to separate its electricals and furniture business, it was demerged on the London Stock Exchange as an independent company, Kesa Electricals plc, ("Kesa Electricals") on 7 July 2003. In addition the small minority (less than 1%) of Castorama Dubois Investissements S.C.A. ("CDI") not already owned by Kingfisher was acquired and CDI was de-listed from Euronext Paris.

During the year, Kingfisher sold its interests in its home improvement businesses in Canada and Brazil and the NOMI home improvement business in Poland (in order to concentrate on Castorama Poland), the Dubois Matériaux builders merchant business in France and closed Castorama in Belgium and Germany.

Kingfisher is now a truly international single sector business, focused exclusively on home improvement in markets that fit strategic criteria of attractive scale, structure and economics. The main brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. The retail businesses operate in nine countries across Europe and Asia and are market leaders in five countries, giving the Group an excellent platform for growth in all of its markets.

Results and dividends

The profit on ordinary activities of the Group before taxation amounted to £426.7 million (2003: £493.4 million as restated) and a profit after taxation of £229.3 million (2003: £271.7 million as restated).

Kingfisher paid an interim dividend of 3.5p (2003: 3.94p – consolidated) per ordinary share, amounting to £81.1 million (2003: £89.4 million) on 14 November 2003. The directors recommend a final dividend of 6.15p (2003: 6.91p – consolidated) per ordinary share, amounting to £143.4 million (2003: £158.1 million) to be paid on 11 June 2004, making a total for the year of 9.65p (2003: 10.85p – consolidated) per ordinary share, amounting to £224.5 million (2003: £247.5 million). The dividend pence per share figures for 2003 have been adjusted to reflect the 7 for 8 share consolidation which occurred immediately after the demerger of Kesa Electricals.

A scrip dividend alternative was offered to shareholders in respect of the interim dividend and will also be offered in respect of the final dividend. The directors propose to transfer the retained loss of £1,584.4 million (arising principally from the dividend in specie declared to effect the demerger of Kesa Electricals) from reserves (2003: the retained loss of £73.4 million as restated was transferred from reserves).

Directors

Details of the directors of the Company are shown on pages 2 and 3. The Board welcomes Duncan Tatton-Brown as its new Group Finance Director from 2 February 2004.

Three directors left the Board during the year. Bernard Thiolon retired as a Non-Executive Director on 4 June 2003 and Jean-Noël Labroue resigned as a Director on 4 July 2003 following approval by the shareholders of the demerger of Kesa Electricals. Helen Weir resigned as Group Finance Director on 31 January 2004.

Re-election of directors

The Articles of Association require one third of the directors who are subject to retirement by rotation to retire and submit themselves for re-election each year and, in any event, at least once every three years. The names of directors submitting themselves for election or re-election are shown below.

Duncan Tatton-Brown holds office only until the Annual General Meeting to be held on 3 June 2004 and, being eligible, offers himself for election. Sir Francis Mackay, Michael Hepher and Margaret Salmon retire by rotation and are offering themselves for re-election.

Neither Sir Francis Mackay, Michael Hepher nor Margaret Salmon have service contracts with the Company.

Directors' interests

The directors who held office at 31 January 2004 had the following interests, all of which were beneficial, in the shares of the Company:

Shares	Ordinary shares 2004	Ordinary shares 2003[1]
Phil Bentley	**17,500**	17,500
Ian Cheshire	**3,355**	3,230
Michael Hepher	**1,599**	1,599
Hartmut Krämer	**–**	–
Francis Mackay	**148,377**	72,157
Gerry Murphy	**140,908**	87,500[2]
John Nelson	**43,750**	43,750
Margaret Salmon	**3,816**	3,816
Helen Weir	**2,078**	2,000
Bill Whiting	**9,024**	8,687

[1] After adjusting for the seven for eight share consolidation in July 2003.
[2] 2003 information as at date of appointment (3 February 2003).

The directors' interests in options over shares of the Company as at 31 January 2004 are shown within the Remuneration Report on pages 14 to 16.

As they are potential beneficiaries of the Kingfisher Employee Benefit Trust, the executive directors were also technically interested in 32,702,270 shares at the year end.

No director has any interest in any shares or loan stock of any other Group company other than a small number of shares held by certain directors in French subsidiaries of the Company as a result of the French company law requirement that directors hold "qualifying" shares.

Since the year end there have been the following changes to the directors' interests in the shares of the Company:

Bill Whiting and Duncan Tatton-Brown have each retained the 17,486 and 483 Kingfisher shares respectively which vested on 17 March 2004 under the 2000/1 KIP.

On 26 March 2004 Helen Weir exercised 19,193 options at 220.12p and 31,180 at 248.06p. On 29 March 2004 she exercised 13,626 at 220.12p. On those dates the mid-market price of Kingfisher shares was 284p and 289.75p respectively, resulting in a total gain of £32,954 before deducting the tax liability of approximately £13,180. All other executive share options held by her lapsed on her leaving the employment of the Company on 31 March 2004.

On 5 April 2004, the number of shares in the Kingfisher Employee Benefit Trust in which the directors were technically interested under this trust was 32,180,569.

There have been no other changes in the directors' interests in shares or options as at 5 April 2004.

Going concern

The directors confirm that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

Employee involvement

The Board continues to place emphasis on high standards of customer care and service by each operating company. The commitment of employees to this principle is crucial, and each operating company has developed channels of communication to help people to expand their knowledge of, and involvement with, the Group. These channels include attitude surveys, briefing groups, internal magazines and newsletters that report on business performance and objectives, community involvement and other issues. Kingfisher's intranet systems are also used to communicate results announcements to employees throughout the Group and to distribute information about other important business developments.

To supplement our existing communication vehicles within each business, the Kingfisher European Forum was established and held its first meeting in 2003. The Forum provides for information and consultation with employee representatives from Group businesses in EU countries on specified transnational business issues affecting those countries.

Training and links with the educational sector reinforce the Group's commitment to employee involvement and development. Employees are also represented on the trustee board of the Group's pension arrangements.

All UK employees are entitled to participate in the Group's long-standing Employee Savings-Related Share Option Scheme (ShareSave), regardless of number of hours worked, provided they meet certain service conditions. In addition, international ShareSave plans operate along similar lines to the UK scheme, but taking account of different tax and legal requirements in each country.

Equal opportunities

Kingfisher is committed to the principle of equal opportunity in employment, and to ensuring that no applicant or employee receives less favourable treatment on the grounds of gender, marital status, race, colour, nationality, ethnic or national origin, religion, HIV status, disability, sexuality, or unrelated criminal convictions and without arbitrary restrictions in respect of age, or is disadvantaged by conditions or requirements that cannot be shown to be justified.

The Group applies employment policies that are fair and equitable and which ensure entry into, and progression within the Group, which is determined solely by application of job criteria, personal ability and competence.

Kingfisher is a founder member of the Business in the Community Now campaign designed to increase the opportunities available for women in the workplace. Progress has been made in a number of areas, such as training, parental leave provisions and the employment of mature workers. The Group will continue to build upon and introduce initiatives in this area.

Group companies give full and fair consideration to the possibility of employing disabled people wherever suitable opportunities exist. Employees who become disabled are given every opportunity and assistance to continue in their employment or to be trained for other suitable positions.

Charitable donations and corporate social responsibility

The Company and its subsidiaries made contributions to community assistance projects worth an estimated £1.1 million (2003: £1.3 million), of which £0.5 million (2003: £0.7 million) were payments specifically for charitable purposes. Support was given in cash, in kind or by the donation of time by employees.

Projects supported ranged from community training programmes to tree planting and environmental regeneration schemes, and from supporting handicapped sports people to working with disabled and underprivileged children. In addition, employees undertook a wide range of charitable fund-raising activities.

The Group continues to make progress in reducing the environmental impact of its activities and products. Further details can be found in Kingfisher's Annual Review 2004 and in the publications *Kingfisher's plan for corporate social responsibility, How green is my kitchen?* and *Growth, Returns...And Responsibility,* copies of which are available on request online at www.kingfisher.com or from the Company Secretary.

Supplier payment policy

The Company does not impose standard payment terms on its suppliers but agrees specific terms with each of them, and then pays in accordance with those terms. The Company is a holding company and therefore has no trade creditors.

Purchase of own shares

At the Annual General Meeting on 4 June 2003 shareholders approved a resolution for the Company to make purchases of its own shares to a maximum number of 233,210,664 ordinary shares. This resolution remains valid until the conclusion of this year's Annual General Meeting. As at 31 January 2004 the directors had not used this authority.

Major shareholders

As at 5 April 2004, the Company had been notified of the following major interests (as defined in Sections 198 to 208 of the Companies Act 1985) in the Company's shares:

Company	Number of shares held	Percentage of issued share capital held as at 5/4/2004
ABN AMRO Equities (UK) Limited	76,059,786	3.26%
Artisan Partners Limited Partnership	75,617,621	3.24%
Barclays plc	98,949,264	4.24%
The Capital Group Companies Inc and its subsidiaries	128,206,655	5.50%
Legal & General Investment Management	82,093,131	3.52%
Lehman Brothers International (Europe)	79,558,203	3.41%
M&G Investment Management Ltd – account The Prudential Assurance Company Ltd	74,051,842	3.17%
M&G Investment Management Ltd – account Prudential plc	87,690,640	3.76%

By Order of the Board
Helen Jones
Company Secretary

16 March 2004 and 5 April 2004

Combined Code statement

Kingfisher recognises the importance of, and is committed to, high standards of corporate governance. During the year ended 31 January 2004, it complied with the requirements of the Combined Code as it then applied, including the reduction of the notice period for directors' service contracts to 12 months for all directors from August 2003.

The principles of good governance adopted by Kingfisher have been applied in the following way:

Board of directors

Kingfisher's Board currently comprises the Chairman, the Deputy Chairman, five other independent non-executive directors, the Chief Executive and three other executive directors.

Their biographies and details of Committee memberships, which can be found on pages 2 and 3, illustrate the directors' range of experience, which is intended to ensure an effective Board to lead and control the Group. Non-executive directors are appointed for an initial term of three years. The Company has an identified Senior Independent Director, namely John Nelson, the Deputy Chairman. Each director receives appropriate training.

The Board has adopted a schedule of matters reserved for its decision and is collectively responsible for the strategic direction of the Group. All directors are provided with, and have full and timely access to, information that enables them to make informed decisions on corporate and business issues discussed.

The Board has completed a further independent review of its performance by the Institute of Chartered Secretaries and Administrators. These reviews examine the operation of the Board in practice including its corporate governance and the operation and content of its meetings.

During the year to 31 January 2004, the Board met 11 times to deal with regular business and a further 14 times principally to approve periodic trading statements or in connection with the demerger. The attendance record of individual directors at Board and Committee meetings is detailed below.

	Board meetings		Committee meetings				
	Monthly	Ad hoc	Audit	Remuneration	Nomination	Social responsibility	Finance
Number of meetings in year	11	14	5	10	3	2	24
Francis Mackay	11	10	5	10	3	–	6
Gerry Murphy	11	14	–	–	3	2	21
John Nelson[1]	10	5	2	10	2	–	–
Phil Bentley	11	2	5	–	–	–	–
Ian Cheshire	11	5	–	–	–	1	11
Michael Hepher	11	2	5	9	–	–	–
Hartmut Krämer	11	2	–	–	–	–	–
Jean-Noël Labroue[2]	6	2	–	–	–	1	–
Margaret Salmon	10	2	–	10	2	2	–
Bernard Thiolon[3]	4	1	2	–	–	–	–
Helen Weir[4]	11	13	–	–	–	–	20
Bill Whiting	11	2	–	–	–	2	–

1 Appointed to Audit Committee November 2003
2 Resigned 4 July 2003
3 Resigned 4 June 2003
4 Resigned 31 January 2004

The Board has a schedule of matters reserved for itself, which has been reviewed and updated during the year. In addition the Board has established the following six standing committees with defined terms of reference. The matters reserved and the committees' terms of reference are published on the Company's website at www.kingfisher.com.

- Audit Committee – comprises Phil Bentley (Chairman), plus two other independent non-executive directors and the Chairman of the Board. This Committee provides an independent oversight of the effectiveness of the Group's internal control systems and financial reporting processes. It receives and considers reports from both the internal and external auditors and approves the annual report and financial statements and the half year results announcement. The Committee and the Board reviewed membership against the Combined Code as it will apply for the financial year ending 29 January 2005 (the "new Combined Code") and concluded it was essential for proper control and in the interests of the shareholders for the Chairman (non-executive) of the Board to be a member of the Committee. Each major operating business has its own audit committee, meetings of which are attended by both Kingfisher's Director of Risk and Audit and the external auditors.
- Nomination Committee – comprises Sir Francis Mackay (Chairman), plus two independent non-executive directors and the Chief Executive. The Committee considers and recommends appointments of new directors as and when necessary.
- Remuneration Committee – comprises John Nelson (Chairman) plus two other independent non-executive directors and the Chairman of the Board. The Committee advises the Board on the Company's executive remuneration policy and its costs, and is responsible for

its application. The Board and the Committee considered the question of the Company Chairman's membership of the Committee and concluded that it is in the shareholders' best interests and that, as a Non-Executive Chairman and with three independent Non-Executive directors as members, it remained appropriate for him to be a member. The Chairman will not be present when his own remuneration is discussed. Details of the Group's policy and procedures for directors' and certain other senior executives' remuneration can be found in the Remuneration Report.

- Social Responsibility Committee – comprises Margaret Salmon (Chairman) plus the Chief Executive, two other executive directors and representatives of the operating companies. This Committee is responsible for discussing and developing a general policy relating to environmental, community and equal opportunities matters. The Board director with overall responsibility for environmental matters is the Chief Executive.
- The Finance Committee – comprises the Chairman of the Board, the Chief Executive, the Group Finance Director and any one other director. The Committee is responsible for the treasury operations of the Group, the approval and authorisation of financing documents and signature authorities on bank accounts within its terms of reference and the authority limits laid down by the Board. It reviews borrowing arrangements and other financial transactions and makes appropriate recommendations. It also allots new shares in the Company to Group employees following the exercise of share options.
- The Share Option Committee – comprises any two directors or any one director and the Company Secretary. Its role is to consider the Group's share funding policy in respect of share incentive awards and to decide upon the level of contributions to the ESOP and QUEST in respect of the dilution cost when new shares are issued. This Committee also considers the making of loans to the ESOP in respect of grants that are hedged with existing shares. It has no authority in respect of the making of awards which is a matter reserved to the Remuneration Committee.

Company Secretary

All directors have access to, and the services of, the Company Secretary and may take independent professional advice at the Group's expense.

The Company Secretary or the Company Secretary of B&Q plc acts as secretary to all the above Committees.

The Company Secretary is also responsible for facilitating the induction and professional development of Board members as well as ensuring good information flows within the Board, its Committees and between the non-executive directors and senior management.

Directors' remuneration

The Remuneration Committee, on behalf of the Board, aims to ensure that senior executives (including executive directors of the Company) are rewarded for their contribution to the Group and are motivated to enhance returns to shareholders. Full details of individual directors' remuneration are shown on pages 11 to 19.

Relations with shareholders

Kingfisher is committed to an active dialogue with its shareholders through a planned programme of investor relations. This activity is a key component of its corporate communications programme and is headed by the Director of Communications (Ian Harding).

The programme includes formal presentations of full year and interim results, quarterly trading statements on three other occasions during the year and regular meetings between institutional investors and senior management. Shareholders also receive Annual and Interim Reports and, on their dedicated section of the Company website (www.kingfisher.com/shareholders), can access copies of these, all trading updates, press announcements and presentations to shareholders made by the Company.

Following consultation with a number of institutional shareholders the Board believes there are sufficient opportunities for the necessary dialogue between shareholders and the Board. These include regular meetings between investors and management, the availability of all the non-executive directors for meetings if so requested by the shareholders, a standing invitation for the non-executive directors to attend any of the meetings between management and institutional investors and the availability to shareholders of John Nelson, as the Senior Independent Director, if there are concerns that cannot be resolved through normal channels of communication.

Both institutional and private shareholders are welcome at the Annual General Meeting, which will include a short presentation on the business and its latest trading position. The Annual General Meeting also provides an opportunity for shareholders to discuss with executive and non-executive directors any issues they have concerning the Company and its activities.

Auditor independence

Kingfisher has clear rules and authorisation processes for the instruction of the auditors for non-audit work. The overall level in both years was primarily driven by the now completed major restructuring of the Group. In 2003/4 the majority was in relation to the short and long form reports and listing particulars prepared in relation to the demerger of Kesa Electricals. In 2002/3 it was primarily in relation to the rights issue prospectus and offer documentation for Castorama.

Accountability, risk management and internal control

Internal control

The Board considers risk assessment and control to be fundamental to achieving its corporate objectives within an acceptable risk/reward profile. The process for identifying and evaluating the significant risks faced by the Group has been enhanced during the year under review. The risk assessment process also identifies mitigating actions.

This system of internal control is:

- the Board's overall responsibility;
- regularly and, at least annually, reviewed for its effectiveness by both the Board and the Audit Committee; and
- in compliance with the Turnbull guidance.

However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The key elements of this process are:

The Board, which:

- has approved a set of policies, procedures and frameworks for effective internal control. These include the provision of quality internal and external reporting and compliance with applicable laws and regulations. They are periodically reviewed and updated;
- regularly updates the Group's strategy and those of its operating companies;
- reviews and assesses the Group's key risks at least annually;
- reviews performance through a comprehensive system of reporting, based on an annual budget with monthly business reviews against actual results, analysis of variances, key performance indicators and regular forecasting;
- has well-defined policies governing appraisal and approval of capital expenditure and treasury operations;
- seeks assurance that effective control is being maintained through regular reports from the Audit Committee and various independent monitoring functions.

The Audit Committee, which:

- oversees the effectiveness of the Group's internal control systems and financial reporting processes;
- supervises the quality, independence and effectiveness of both the internal and external auditors;
- reviews the effectiveness of the Group's risk identification and evaluation procedures and management responses to significant risks;
- reviews the reports made to it by the internal audit committees of each of the operating companies.

The business head of each operating/business area, who:

- maintains systems that continually identify and evaluate significant risks resulting from their strategies and that apply to their areas of the business;
- reviews and monitors the effectiveness of internal control systems through an operating company audit committee and reports from internal and external audit functions;
- has responsibility for their local audit committee;
- self-certifies that internal control processes are in place and that they comply with Group policies. He/she also reports on any control weaknesses or breakdowns that could be material to the Group.

The Internal Audit and Risk Management function, which:

- works with the operating companies to develop, improve and embed risk management tools and processes into their business operations;
- ensures that business risks are identified, managed and regularly reviewed at all levels of the Group and that directors are periodically appraised of the key risks in accordance with the Turnbull guidance;
- provides the Board with independent and objective assurance on the control environment across the Group;
- ensures that the operating companies have appropriate organisation and processes to carry out regular and effective reviews of their internal controls;
- monitors adherence to the Group's key policies and principles;
- provides the Audit Committee with necessary assurances on the control environment.

The directors can, therefore, confirm that they have reviewed the effectiveness of this system of internal control, and that it accords with the guidance of the Turnbull committee on internal control.

By Order of the Board
Helen Jones
Company Secretary

16 March 2004

This report to shareholders provides information on the remuneration and option and contingent share interests of all Kingfisher directors, and the criteria by which that remuneration has been determined. It has been prepared in accordance with the requirements of the Directors' Remuneration Report Regulations 2002 and the applicable UK Listing Authorities' ("UKLA") listing rules.

The Remuneration Committee

The Remuneration Committee aims to ensure that senior executives (including executive directors of the Company) are rewarded for their contribution to the Group, and are motivated to enhance returns to shareholders. It advises the Board on the remuneration framework and policy for such senior executives and, once formally endorsed by the full Board, it applies the policy. The Committee has responsibility delegated to it by the Board for determining the remuneration and benefits of executive directors and approving those of senior executives who report directly to an executive director or the Chief Executives of B&Q, Castorama France or Brico Dépôt (approximately 44 executives in total). The Committee also oversees the administration of the Group's employee share schemes.

The Committee is made up of three independent, non-executive directors, John Nelson, Michael Hepher, Margaret Salmon and the Chairman of the Board (Sir Francis Mackay). It is chaired by John Nelson. There have been no other members during the year and all four have been members for the full year. The Chief Executive is invited to attend meetings of the Committee but not when his own arrangements are considered. Similarly, the Chairman does not attend when his arrangements are under discussion.

Advice

During the year the Committee sought the advice of Kingfisher's Group Director of Human Resources (Tony Stanworth) and was supported by the Company Secretary (Helen Jones). The Committee also retained the services of the following external advisers:

- New Bridge Street Consultants LLP, also appointed by the Company to advise on the ongoing operation of employee and executive share plans;
- Allen & Overy was appointed by the Committee during the year to provide ongoing advice to the Committee on contracts for executive directors and senior executives.

Additionally Towers Perrin is requested by the Company periodically to provide advice on market positioning of remuneration for executives (and non-executive director fee levels) in both the UK and overseas. When and where appropriate, such advice is considered by the Committee.

Remuneration policy for executive directors

The Committee intends that executive director remuneration, both in terms of base salary and total remuneration, should be competitive by reference to the individual experience of the executive concerned, the role fulfilled and the markets in which the Company competes. This is designed to promote business success through the recruitment, retention and motivation of the highest quality executives. This policy is consistently applied across the Group for the remuneration of the executive directors and senior managers.

Components of executive directors' remuneration

Salaries and benefits

Salaries are reviewed annually in August, taking into account criteria such as market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business and the individual's contribution. In addition, the Company provides a range of additional benefits, including life insurance, membership of a Company pension scheme, subsidised staff canteen, staff discount card, non-exclusive use of a driver for business purposes, 30 working days holiday per year and a company car or a cash allowance.

Current salaries for each executive director are detailed in the Executive Directors' remuneration overview starting on page 14.

Annual bonus and long-term incentives

Executive directors' remuneration, apart from base salary, was reviewed in early 2003, following extensive discussion with major shareholders. Following this consultation process, the Company introduced the Kingfisher Incentive Scheme comprising the Kingfisher Annual Cash Incentive Scheme 2003 ("KIS Cash" scheme) and the Kingfisher Incentive Share Scheme 2003 ("KIS Shares" scheme), the KIS Shares scheme having been approved by shareholders at the Company's AGM in June 2003. As a result of this review, the Executive Share Option Scheme closed in June 2003 with the final grant of options having been made in April 2003.

Under the arrangements, all senior executives receive a performance-related cash bonus under the KIS Cash scheme. This is matched by a contingent share award under the KIS Shares scheme of an equivalent value at the time of the cash award. The contingent share award must be held for three years before it vests, with the shares being subject to forfeiture should the executive leave the Group during the three year deferral period as a result of voluntary resignation or dismissal for cause.

If the executive does not work for the Company throughout the whole of the financial year, payment of the cash element of the KIS Cash scheme for that year is at the discretion of the Committee to determine the appropriate level.

Where the Company terminates an executive's contract without notice or without proper cause, then, reflecting the fact there will be no entitlement to awards under the KIS Shares scheme, the executive may receive a cash replacement equivalent to the value of the KIS Shares scheme award, pro-rata for the period of the financial year he was employed, subject to the discretion of the Committee to decide the appropriate level of such bonus.

The number of shares conditionally awarded may be increased by up to 40% ("multiplier award") depending on the relative Total Shareholder Return (TSR) performance of the Company against the constituents of the FTSE 100 over the three year period following the year for which the bonus was earned. At above median performance 10% of these shares will vest, increasing on a straight-line basis, to 40% at above upper quartile performance. In addition, the Committee must also be satisfied that the TSR performance reflects underlying performance for such awards to vest.

TSR was selected as the most appropriate measure for the multiplier award as it is robust, aligns executives' interests with those of shareholders and is generally favoured by the Company's leading UK institutional shareholders. New Bridge Street Consultants LLP will independently carry out the relevant TSR calculations for the Committee.

The Committee believes these arrangements align executives' and shareholders' interests more effectively and encourage a long-term view of performance.

They also result in up to 63% (approximately) of executive directors' annual remuneration opportunity (excluding pensions) being performance-related; an approach that is appropriate for Kingfisher as a dynamic international retailer.

Substantial awards under the KIS Cash scheme and the KIS Shares scheme are only payable to executives on achievement of demanding performance targets as agreed with the Committee at the beginning of each year, based on the Group's strategic and financial planning process. Assuming target performance is fully achieved, each component is valued at 60% of base salary for executive directors, giving a combined value equivalent to 120% of salary.

In years when the Company achieves performance significantly in excess of target, executive directors can earn up to a maximum of 82.5% of base salary in each of cash and contingent share awards, giving a maximum performance related potential of 165% of base salary (before any impact of the TSR multiplier). The Committee has discretion to adjust awards (up or down) where it concludes that a particular individual's contribution warrants a different level of award (but subject to the maximum combined level of 165% of base salary).

The final regular award of options under the discontinued Executive Share Option Scheme was made in April 2003 to those executives employed during the financial year ended 1 February 2003. Gerry Murphy, who was not so employed, is, therefore, the only executive director to have a TSR multiplier award attached to the contingent share awards made in respect of performance in the year ended 31 January 2004. However, in respect of future years, it is intended that all executives receiving awards will participate on the same basis.

The Committee has established formal Share Ownership Guidelines which prohibit executive directors selling shares obtained through the plans (except to meet tax obligations) until they hold shares worth at least one times base salary (two times for the Chief Executive) within a five year period. The Committee believes that this, together with the KIS Shares scheme deferral period, will provide a longer-term retention mechanism and mean that, over time, executives will have a significant personal interest in Kingfisher shares, resulting in greater alignment with shareholders' interests.

Key performance targets for the annual bonus applicable to the KIS Cash scheme and the KIS Share scheme for the financial year ended 31 January 2004 focused on:

1. Group profit before tax and interest;
2. Group operating profit adjusted for cost of capital;
3. Return on capital; and
4. Cash flow.

These targets were set and measured as if Kesa Electricals had been fully demerged from Kingfisher at the beginning of the financial year. These were the sole criteria for executive directors with Group-wide responsibilities. Bill Whiting and Ian Cheshire, having divisional responsibilities, were judged against similar measures relating to their divisions as well as certain of the Group targets, with 75% of total bonus potential assessed by reference to divisional criteria.

In the year ended 31 January 2004, the bonus payments for each of the executive directors are set out in the section Executive Directors' remuneration overview on page 14. The performance of the Group during the year was such that the targets set at the beginning of the year were exceeded, with the outcome being between 90% and 93% of the maximum award opportunity.

In respect of the financial year ending 29 January 2005, the key performance targets for Gerry Murphy, Duncan Tatton-Brown and Bill Whiting are:

1. Group profit after tax;
2. Total Group sales growth;
3. Group return on invested capital ("ROIC"); and
4. Individual targets.

Executive directors with divisional responsibilities are targeted on profit and total sales growth in relation to their respective division's performance and group ROIC. For other divisional senior executives the profit, sales and ROIC are all targets against the performance of their respective business. For all executive directors of Kingfisher, at least 25% of their bonus opportunity is based on Group targets.

The changes reflect the importance the Board attaches to profitable sales growth and return on invested capital.

Apart from the Savings-Related Share Option Scheme, all other option and incentive arrangements have been discontinued but awards made in previous years will vest over time, in accordance with the rules governing the various plans. The details are shown in the section entitled Executive Directors' remuneration overview on pages 14 to 17.

The Committee has been advised that this remuneration structure is competitive but not excessive when compared with relevant external benchmarks.

Executive Directors' service contracts

During the year, a comprehensive review of executive directors' service contracts has been undertaken. Following this review all executive directors have agreed service contracts terminable on no more than 12 months notice by either side, agreed to the removal of the ability to trigger termination and liquidated damages following a change of control and to changes resulting in there being no difference in any damages paid whether termination follows a change of control or not. These changes were made voluntarily by all affected directors and no payments were made by the Company in recompense. The full details are summarised below.

As part of the review, the liquidated damages provisions in the event of early termination of an executive director's contract, following a breach of contract by the Company, were also considered. Having taken independent advice and having carefully considered market competitiveness and the latest views of institutional investors, the Committee concluded that, other than for Bill Whiting (who is retiring at the end of March 2005 – see below) any such damages should be paid on a phased basis with provision for payment to cease (or reduce by the value of any new package) if an executive secures an alternative position.

Consequently, the contracts for Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown now provide that termination payments would be paid on a phased basis at a monthly rate of 15% of annual salary for a maximum of 12 months. Lower amounts are payable if the director finds a lower paid job during the 12 month period and payments cease immediately when a job providing the same or higher value package is taken. These arrangements represent the Committee's conservative pre-estimate of the value of each of the director's remuneration package, taking into account bonus opportunity and benefits as well as base salary. To reflect the arrangements entered into on his appointment, Gerry Murphy would, in addition, continue to receive for the same period a monthly FURB pension contribution or Earnings Cap supplement at a reduced rate of 30% of his monthly salary above the Earnings Cap (see pensions paragraph on page 14).

Similar changes have been implemented in the contracts for all senior UK executives.

For Bill Whiting, who is retiring at the end of March 2005 at the age of 57, the termination provisions are 12 months notice, reducing by one month each month from 1 April to 31 December 2004, after which his notice period will be three months. If the Company terminates his contract without notice and without cause, liquidated damages are payable equal to the cash equivalent of the salary, car and medical benefits of the outstanding notice period; declining to a minimum of three months at any time on and from 1 January 2005.

	Date of last contract	Notice period
Gerry Murphy	16/03/2004	12 months
Ian Cheshire	16/03/2004	12 months
Duncan Tatton-Brown	16/03/2004	12 months
Bill Whiting	12/01/2004	12 months reducing to 3
Helen Weir[1]	19/09/2000	12 months
Jean-Noël Labroue[2]	08/11/2000	6–12 months[3]

[1] Helen Weir's contract was amended to 12 months' notice on 24 July 2003. She resigned as a director on 31 January 2004 and left the employment of the Company on 31 March 2004.
[2] Jean-Noël Labroue resigned as a director on 4 July 2003.
[3] Amount of notice driven by French employment law applicable to the circumstances of the termination.

All executive directors' contracts terminate automatically upon reaching normal retirement age.

Termination pay

In the year ended 31 January 2004 no director received any payment in compensation for loss of office.

Pension provision

Scheme details

Bill Whiting joined the Group before the introduction in 1989 of the Earnings Cap (under which the Company is restricted from providing an approved funded pension entitlement in respect of salary above the Earnings Cap, £99,000 as at 31 January 2004). He is a member of the Kingfisher Pension Scheme, a funded contributory pension arrangement providing a pension on retirement at age 60 of up to two-thirds of his highest base salary in the three years immediately prior to retirement. In the event of death during employment, dependants would receive a pension and a lump sum from the scheme (relating to his contributions during the period of membership) and life insurance equal to four times his annual salary.

Gerry Murphy, Ian Cheshire, Helen Weir and Duncan Tatton-Brown joined the Group after the introduction of the Earnings Cap and are members of the main funded arrangements available to all UK employees, the Kingfisher Pension Scheme, which provides a pension on retirement at age 60 of 1/60th of base salary up to the Earnings Cap for each year of pensionable service. In the event of death during employment, dependants would receive a pension and a lump sum from the scheme (relating to the employee's contributions during the period of membership) and life insurance equal to four times the amount of the Earnings Cap. On leaving the employment of the Group before retirement, they would become entitled to a deferred pension.

Gerry Murphy's pension arrangements also include a contribution to a Funded Unapproved Retirement Benefit Scheme (FURBS) of £142,243 for the year to 31 January 2004 (which, when aggregated with the Earnings Cap supplement explained on page 13 and detailed in Note 1 to the table below, gives a total combined pension supplement of 40% of his salary above the Earnings Cap).

Executive Directors' remuneration overview

				Total remuneration	
£ thousands	Base salary	Total benefits[1]	Cash bonus	**2004**	2003
Gerry Murphy	812.5	155.9	638.9	**1,607.3**[3]	–
Ian Cheshire	325.0	50.3	248.4	**623.7**[3]	592.0
Jean-Noël Labroue[2]	141.3	1.5	–	**142.8**	378.0
Helen Weir	340.0	41.4	263.3	**644.7**	910.0
Bill Whiting	395.0	24.5	305.3	**724.8**[3]	640.0
Total	2,013.8	273.6	1,455.9	**3,743.3**	2,520.0

1 Total benefits include Earnings Cap Supplements of £143,278 for Gerry Murphy, £22,630 for Ian Cheshire and £14,478 for Helen Weir; medical, life and permanent health insurances; fully expensed company car or cash allowance and, in certain circumstances, non-exclusive use of a driver.
2 Earnings, including a travel allowance of £32,500, for the period from 2 February 2003 to 4 July 2003, when he resigned as a director of the Group (all at an exchange rate of €1.583 to £).
3 For the contingent shares award under the KIS Shares scheme, see below.

In addition, as explained on pages 11 and 12, for the first time under the KIS Shares scheme, contingent shares, vesting three years after the award date (subject to certain conditions), are to be awarded by the end of April 2004, over such number of shares as determined under the rules of the KIS Shares scheme. These will have a value no greater than £638,880 for Gerry Murphy, £248,366 for Ian Cheshire and £305,250 for Bill Whiting. As provided under the KIS Shares scheme rules the number of shares awarded can increase by up to 40% ("multiplier award") depending on the Company's TSR performance over the next three years. For this award the multiplier award will only apply to those shares awarded to Gerry Murphy (as detailed on page 12). As the share awards will be made following Board approval of the accounts, their details will also be included in an appropriate table in next year's annual report.

With effect from 1 August 2003, Gerry Murphy, Ian Cheshire and Bill Whiting were awarded base salary increases of approximately 3% per annum. This was in line with the increases awarded to management, administrative staff and store staff in the UK. Year on year the total base salary bill for executive directors fell from £2,295,000 to £2,013,750 (12.25%). The bill including benefits and cash bonuses fell from £4,967,000 to £3,743,250 (24.6%).

Duncan Tatton-Brown, who was appointed a director on 2 February 2004, received no emoluments as a director during the financial year.

The current base salaries of the executive directors are:

Gerry Murphy	£825,000
Ian Cheshire	£330,000
Duncan Tatton-Brown	£300,000
Bill Whiting (for 2.5 days a week)	£200,000

In addition, a supplement is paid to Ian Cheshire and Duncan Tatton-Brown of 10% of base salary above the Earnings Cap. The supplement for Helen Weir was 6% of base salary above the Earnings Cap.

The following fees for acting as non-executive directors of companies not part of the Kingfisher Group were earned and retained by the individual:

Gerry Murphy	£40,000
Ian Cheshire	£20,323
Helen Weir	£16,500

Executive Share Options

This scheme closed in June 2003. The last grants were made on 17 April 2003. Other than those granted to Gerry Murphy, the options vest from three to 10 years of the grant date subject to the satisfaction of a performance condition which generally requires the Earnings Per Share (EPS) of the Company to have increased over a three year period by RPI plus 6%. The criteria were set and approved by shareholders when the scheme was established in 1993 and were judged at the time to be appropriate criteria. The options granted to Gerry Murphy were part of the terms of his recruitment and have the same performance criteria except that he has agreed that they can only be tested on the third anniversary of grant or, if not satisfied, on the fourth anniversary of grant (from a fixed base).

In the period 2 February 2003 to 31 January 2004, the highest and lowest market price for Kingfisher shares was 293.25p and 189.65p respectively. The market price at close of business on 30 January 2004 was 277.75p.

	Number of options									
	At start of year	Granted during year	Exercised during year	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Lapse date	Black Scholes value £000 Feb 2004	Black Scholes value £000 Feb 2003
Gerry Murphy										
	–	12,612	–	–	12,612	237.85	17/04/2006	17/04/2013	11	–
	–	1,332,773	–	–	1,332,773	237.85	17/04/2006	17/04/2013	1,112	–
	–	**1,345,385**	**–**	**–**	**1,345,385**				**1,123**	**–**
Ian Cheshire										
	45,489	–	–	–	45,489	395.69	26/10/2004	26/10/2008	5	1
	30,520	–	–	–	30,520	589.76	01/04/2004	01/04/2009	–	–
	74,346	–	–	–	74,346	393.43	17/04/2004	17/04/2010	14	3
	69,991	–	–	–	69,991	357.18	25/09/2004	25/09/2010	21	4
	126,231	–	–	–	126,231	209.93	26/09/2004	26/09/2011	119	31
	91,350	–	–	–	91,350	290.08	09/04/2005	09/04/2012	54	12
	164,144	–	–	–	164,144	194.95	08/10/2005	08/10/2012	168	46
	–	134,538	–	–	134,538	237.85	17/04/2006	17/04/2013	112	–
	602,071	**134,538**	**–**	**–**	**736,609**				**493**	**97**
Helen Weir										
	32,819	–	–	–	32,819	220.12	01/05/1999	01/05/2006	24	5
	31,180	–	–	–	31,180	248.06	16/04/2000	16/04/2007	18	3
	9,481	–	–	–	9,481	305.83	23/10/2000	23/10/2007	3	–
	24,580	–	–	–	24,580	414.95	27/04/2004	27/04/2008	2	–
	18,519	–	–	–	18,519	589.76	01/04/2004	01/04/2009	–	–
	56,712	–	–	–	56,712	393.43	17/04/2004	17/04/2010	11	2
	69,991	–	–	–	69,991	357.18	25/09/2004	25/09/2010	21	4
	142,903	–	–	–	142,903	209.93	26/09/2004	26/09/2011	135	35
	103,416	–	–	–	103,416	290.08	09/04/2005	09/04/2012	62	13
	174,403	–	–	–	174,403	194.95	08/10/2005	08/10/2012	179	49
	–	142,947	–	–	142,947	237.85	17/04/2006	17/04/2013	119	–
	664,004	**142,947**	**–**	**–**	**806,951**				**574**	**111**
Bill Whiting										
	71,753	–	–	–	71,753	248.06	16/04/2000	16/04/2007	41	8
	38,919	–	–	–	38,919	414.95	27/04/2004	27/4/2008	3	1
	30,265	–	–	–	30,265	589.76	01/04/2004	01/04/2009	–	–
	105,227	–	–	–	105,227	393.43	17/04/2004	17/04/2010	20	4
	43,673	–	–	–	43,673	357.18	25/09/2004	25/09/2010	13	2
	157,195	–	–	–	157,195	209.93	26/09/2004	26/09/2011	148	39
	113,757	–	–	–	113,757	290.08	09/04/2005	09/04/2012	68	14
	200,051	–	–	–	200,051	194.95	08/10/2005	08/10/2012	205	56
	–	163,968	–	–	163,968	237.85	17/04/2006	17/04/2013	137	–
	760,840	**163,968**	**–**	**–**	**924,808**				**635**	**124**
Jean-Noël Labroue										
	95,939	–	–	–	95,939	176.89	15/11/1999	08/07/2004	98	26
	185,793	–	–	–	185,793	185.81	30/10/2000	08/07/2004	174	47
	140,500	–	–	–	140,500	237.83	25/10/2001	08/07/2004	61	19
	111,012	–	–	–	111,012	301.00	23/10/2002	08/07/2004	3	9
	31,859	–	–	–	31,859	389.44	26/10/2003	27/10/2004	–	1
	48,413	–	–	–	48,413	351.54	25/09/2004	26/09/2005	2	4
	62,195	–	–	–	62,195	474.91	28/09/2004	29/09/2005	–	2
	79,988	–	–	–	79,988	387.21	17/04/2005	18/04/2006	2	5
	148,365	–	–	–	148,365	206.62	26/09/2005	27/09/2006	125	40
	104,335	–	–	–	104,335	285.51	09/04/2006	10/04/2007	37	16
	173,196	–	–	173,196	–	194.95	08/10/2006	07/07/2003	–	51
	1,181,595	**–**	**–**	**173,196**	**1,008,399**[1]				**502**	**220**

[1] As at 4 July 2003, date of resignation

Savings-Related Share Option Scheme

A UK Savings-Related Share Option Scheme will continue to be open to all eligible employees, including executive directors, in the UK. Jean-Noël Labroue participated under a similar scheme for French employees. As is the case with all savings-related share option schemes open to all employees, there are no performance criteria provisions.

	Number of options							
	At start of year	Granted during year	Exercised during year	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Lapse date
Ian Cheshire	6,019	–	–	–	6,019	157.00	01/12/2005	01/06/2006
Helen Weir	5,553	–	–	–	5,553	171.04	01/12/2004	01/06/2005
Bill Whiting	1,405	–	–	–	1,405	275.62	01/12/2003	01/06/2004
	1,109	–	–	–	1,109	171.04	01/12/2004	01/06/2005
	4,184	–	–	–	4,184	157.00	01/12/2007	01/06/2008
Jean-Noël Labroue	5,183	–	–	–	5,183	231.51	01/12/2005	01/06/2006
Total	23,453	–	–	–	23,453			

Other share awards

	Type of award	At start of year	Awarded during year[1,2,3]	Market price of shares when award made	Qualifying conditions	Vesting date	At end of year
Gerry Murphy	Investment shares	Nil	187,013	239.17p	Part of recruitment	1/2/06[4]	187,013
	Potential Matching Shares	Nil	Between nil and 561,039	239.17p	TSR of median to upper quartile compared to FTSE 100	1/2/06[4]	Between nil and 561,039

1 These share-based awards were agreed as part of the terms of Gerry Murphy's recruitment as Chief Executive and were fully disclosed in last year's Annual Review. In accordance with the terms of his appointment, the value of the award was £360,000 as of the date of his appointment and the number of shares awarded was based on the Company's share price of 192.5p on that date (3 February 2003).

2 Awards were granted on 17 April 2003 when the share price was 239.17p (before the 7 for 8 consolidation in July 2003).

3 No matching shares vest for below median performance. 561,039 is the maximum number of matching shares which may vest for upper quartile TSR performance over the three-year performance period reducing to one-third for median performance.

4 If Gerry Murphy's employment terminates before 1 February 2006 by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation for "good reason" (as defined in his service contract), then the investment shares will vest at that date and, subject to the discretion of the Committee in certain limited circumstances, such of the matching shares as can be treated as vested, taking into account TSR performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

No variations to the terms and conditions of the awards were made during the year and no awards vested or lapsed during the year.

If Gerry Murphy chooses to invest his own funds in the Company's shares at the beginning of the 2004/5 and 2005/6 financial years (up to a limit of one-third of his base salary in any year) and meets the required TSR performance targets in the three-year period following the date of purchase, he will also be awarded Matching Shares up to a maximum of three times the number of shares he has purchased. Gerry Murphy has already invested the one-third of his base salary required in respect of the financial year just commenced.

Closed incentive plans

There are two further long-term incentive plans, the Incentive Growth Plan (IGP) and the Kingfisher Incentive Plan (KIP), which are now closed and under which no further awards will be made, but where there are amounts outstanding from prior awards these may still become due at the end of their respective performance cycles or deferral periods. Any such amounts will be paid, before the plans are wound up. The full details of each can be found in previous Annual Reports.

The outstanding awards are as follows:

IGP

	Paid in March 2004	
Helen Weir	£170,000	Final award of 25% of base salary lapsed on leaving the Company
Bill Whiting	£200,000	Further £100,000 to be paid in March 2005

KIP

	Type of award	At start of year	Awarded during year	Lapsed during year	Market price of shares when award made	Vesting date of award made[1]	Vested during year	Balance remaining to vest
Helen Weir	Matching shares for deferred cash bonus	12,779	–	12,779[2]	334.5p	March 2004	–	–
Ian Cheshire	Matching shares for deferred cash bonus	13,434	–	–	290.0p	March 2005	–	13,434
Bill Whiting	Matching shares for deferred cash bonus	17,486	–	–	334.5p	March 2004	–	17,486[3]
		17,070	–	–	290.0p	March 2005	–	17,070

[1] Subject to remaining in employment at Kingfisher until the date the awards become receivable.
[2] The 12,779 matching shares awarded to Helen Weir under the 2000/1 KIP lapsed in January 2004 when she withdrew the deferred cash bonus prior to its three-year maturity date.
[3] These 17,486 shares vested on 17 March 2004.

Other than for Helen Weir, no other awards lapsed during the year nor were there any variations to the terms and conditions of the awards.

Kingfisher share plans comply with recommended guidelines on dilution limits and the Company has always operated within these limits.

Directors' pension benefits

The following table shows details required under both Schedule 7A to the Companies Act 1985 and the UKLA's Listing Rules as they apply to Kingfisher for the year ended 31 January 2004.

In respect of the Companies Act, the details shown represent:

- accrued pension benefits at the relevant dates (payable from age 60);
- the increase in the amount of accrued pension during this year;
- the transfer value amounts as at 2 February 2003 and 1 February 2004;
- the increase in transfer value between those dates, net of member contributions paid.

			Directors' remuneration report regulations 2002						Additional listing rules – requirements		
			Increase in accrued pension	Accrued pensions		*Increase in* transfer value £000 (net of director's contributions)	Transfer value[1]		*Increase in* accrued pension £000 pa (net of inflation/ revaluation)	Pension cost	
	Age	Years of service	£000 pa	**2004 £000 pa**	2003 £000 pa		**2004 £000**	2003 £000		**2004 £000**	2003 £000
Gerry Murphy[1]	48	1	2	**2**	–	11	**16**	–	2	**11**	–
Ian Cheshire	44	5	2	**10**	8	20	**76**	51	2	**8**	6
Bill Whiting	56	21	9	**205**	196	466	**3,015**	2,529	4	**37**	393
Helen Weir	41	8	2	**14**	12	21	**94**	68	2	**6**	5
Jean-Noël Labroue	56	25	4	**146**	142	335	**2,465**[2]	2,130[2]	4	**68**	77

1 As stated on page 14 a contribution of £142,243 was made to a FURB.
2 Using an exchange rate of €1.4888:£ for 2003 and €1.583:£ for 2004 in respect of Jean-Noël Labroue.

Remuneration policy for Non-Executive Directors

The Board determines the fees paid to non-executive directors under a policy which seeks to recognise the time commitment, responsibility and technical skills required to make a valuable contribution to an effective board. For the year ended 31 January 2004 non-executive directors were paid an annual fee of £38,000 for their services as members of the Board plus, where appropriate, the following additional fees:

Deputy Chairman and Senior Independent Director (John Nelson)	£12,000
Chairman of the Audit Committee (Phil Bentley)	£10,000
Chairman of the Remuneration Committee (John Nelson)	£6,000
Chairman of the Social Responsibility Committee (Margaret Salmon)	£3,000

The fees for services as members of the Board for the year ending 29 January 2005 will be £42,000. The fee for chairing the Remuneration Committee has also increased to £8,000 p.a. reflecting the increased responsibility and time commitment of this role. The previous increase in non-executive directors' fees was in February 2002.

Following the appointment of Gerry Murphy as Chief Executive and the demerger of Kesa Electricals, Sir Francis Mackay volunteered to reduce his Chairman's fees from £300,000 to £250,000 per annum, reflecting the reduced time commitment required. This reduction was implemented in full for the year ended 31 January 2004.

Non-executive directors have letters of engagement instead of service contracts. The Chairman's letter of engagement allows for six months' notice up to the age of 65 when the appointment ends without the need for notice. Other non-executive directors are appointed for an initial period of three years. Their position can be revoked without compensation at any time at the discretion of the Company.

In March 2004 the letters of engagement, other than for the Chairman, were revised to comply with the UKLA's Combined Code as it applies going forward.

	Date of last letter	Unexpired term	Total length of service
Francis Mackay	31/10/01	7 months	2 years and 5 months
John Nelson	12/03/04	10 months	2 years and 2 months
Phil Bentley	12/03/04	19 months	1 year and 5 months
Hartmut Krämer	12/03/04	20 months	1 year and 4 months
Michael Hepher	12/03/04	29 months	6 years and 7 months
Margaret Salmon	12/03/04	29 months	6 years and 7 months

Non-Executive Directors' remuneration

	Total remuneration[1]	
	2004 £000	2003 £000
Francis Mackay	**250**	300
John Nelson	**56**	46
Phil Bentley[2]	**48**	15
Michael Hepher	**38**	38
Hartmut Krämer[2]	**38**	9
Margaret Salmon	**41**	41
Bernard Thiolon[3]	**13**	41
Total	**484**	490

[1] Non-executive directors are paid nothing other than fees.
[2] Appointed during 2002/3.
[3] Retired during 2003/4.

The total of the Chairman's and Non-Executive Directors' fees paid in 2003, as disclosed in last year's accounts, was £553,000 (two directors having retired and replacements appointed). The year on year decrease in 2004 of £69,000 represents a 12.5% absolute reduction. On a like for like basis (excluding retirees and treating appointees as being in place for the full year in both years), fees fell by 7.8%.

Shareholder return

The Company's Total Shareholder Return (share price growth plus dividends paid) for the five years to 31 January 2004 is shown in the graph below, which plots the value of £100 invested in Kingfisher over the last five financial years, assuming shares awarded in Woolworths and Kesa Electricals, when demerged, were sold and the proceeds reinvested in Kingfisher shares.


140
120
100
80
60
40
20
0
Value (£)
01 Feb 99
01 Feb 00
01 Feb 01
01 Feb 02
01 Feb 03
01 Feb 04
Kingfisher
FTSE 100 Index

This chart shows the value, at the end of 2003/4 financial year, of £100 invested in Kingfisher over the last five financial years compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.
Source: Datastream

Information subject to audit

The following sections, on pages 14 to 19, of the Directors' Remuneration Report are auditable: in the "Executive Directors' remuneration overview" – "Executive Directors' remuneration table and notes"; *"Executive Share Options"*; *"Savings-related share option scheme"*; "Other Share Awards"; "Closed incentive plans" (IGP and KIP) except for compliance with guidelines on dilution limits; *"Directors' pension benefits"* and under "Non-executive directors' remuneration" – the table showing total remuneration and notes.

By Order of the Board
Helen Jones
Company Secretary

16 March 2004 and 5 April 2004

Shareholder return and dividends

Basic earnings per share increased by 15% from 17.7p to 20.3p. Adjusted earnings per share, which removes the impact of exceptional items (which were net gains in both years) and acquisition goodwill amortisation, increased 33% from 13.4p to 17.8p per share.

	2004	2003
Basic earnings per share	**20.3p**	17.7p
Exceptional items	**(2.7)p**	(4.6)p
Goodwill amortisation	**0.2p**	0.3p
Adjusted earnings per share	**17.8p**	13.4p

The Board has proposed a final dividend of 6.15p per share, making the total dividend for the year 9.65p per share. This dividend is covered 1.84 times by adjusted earnings before exceptional items and goodwill amortisation.

Return on invested capital

Underlying return on invested capital (ROIC) improved in the year from 7.6% to 8.7%, just above the Group's cost of capital at 8.4%. Underlying ROIC assumes properties appreciate at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

ROIC is defined as net operating profit less adjusted taxes (operating profit excluding goodwill amortisation, exceptionals, property lease and depreciation costs less tax at Group effective tax rate, plus property revaluation in the year) divided by average invested capital (average holding in the year of goodwill, fixed assets and net current assets invested in the business, plus property operating lease costs capitalised at the market property yield).

Excluding goodwill from average invested capital, underlying ROIC improved from 10.9% to 12.5%.

Cashflow and investment in the businesses

Net debt decreased from £1,926.4m at the start of the year to £843.8m at the year end. During the year £423.0m of debt was demerged as part of the Kesa Electricals demerger. In addition, £203.0m of proceeds were received on the sale of discontinued businesses.

A total of £777.4m of net cash was generated from operating activities compared to £895.0m in the previous year. Capital expenditure for the Group was £389.1m, down from £468.4m in the previous year. A total of £819.2m (2003: £215.4m) was received during the year in respect of the sale of tangible fixed assets, £687.6m relating to the proceeds from the sale by B&Q Properties Limited (formerly Chartwell Land plc) of its third-party property portfolio.

Investments, acquisitions and disposals

The Group successfully completed the demerger of Kesa Electricals on 7 July 2003. On demerger, the Company declared a dividend in specie, which was satisfied by the issue of shares in Kesa Electricals. The dividend in specie of £1,592.9m represented the net assets of the business transferred to Kesa Electricals at the date of demerger of £785.6m, goodwill of £1,230.3m relating to Kesa Electricals businesses that had previously been written off to reserves which was resurrected on demerger, less debt of £423.0m assumed by Kesa Electricals. Further information is provided in note 1 under discontinued operations.

During the year, the Group acquired the remaining 0.6% of Castorama Dubois Investissements S.C.A. ("CDI") for £62.4m, giving rise to goodwill of £53.1m.

The Group also completed the disposal of the non-core home improvement businesses. These included the sale of Réno Dépôt in Canada, Dubois Matériaux in France, NOMI in Poland and Castorama Brazil and the closure of Castorama Belgium. An exceptional loss on disposal of £58.3m has been included in the profit and loss account. In addition, the closure of the loss-making Castorama Germany business was also completed.

Property

The Group owns a significant property portfolio, most of which is now used for trading purposes and which, at the year end, had a value of £2.2bn. Following the buy-out of the minority interest, a full external valuation of the CDI properties on an existing use basis was undertaken. In addition, the Group has continued its normal practice of externally valuing (on an existing use basis) one-third of the B&Q property portfolio in the UK, with internal valuations being performed for the other two-thirds. In both cases, these revalued amounts have been incorporated into the accounts, giving rise to a revaluation surplus in the year of £295.7m. This surplus reflects the strong growth in property yields during the period together with the full valuation of our property portfolio.

Interest

The net interest charge for the year, excluding the exceptional financing charge of £86.9m, was £44.1m, of which £33.6m related to continuing operations. The net interest charge from continuing operations in the prior year of £12.4m benefited from interest income of £14.8m on the proceeds of the rights issue held prior to the purchase of the CDI minority.

Exceptional financing charges

Exceptional financing charges of £86.9m, shown in the profit and loss account for the year, comprised a cost of £27.7m, relating to restructuring the Group's debt as a result of the demerger of Kesa Electricals, a gain of £23.9m on unwinding an associated interest rate swap and a cost of £83.1m incurred in connection with a foreign exchange contract, which had been taken out to protect the Sterling value of the expected euro receipts from the sale or Initial Public Offering of Kesa Electricals. As Kesa Electricals was subsequently demerged, part of the contract was no longer required and was closed out in April 2003 at a loss of £83.1m. A further loss of £45.9m arose on settlement of the remaining part of the swap contract at demerger date. This has been offset through reserves against the gain arising on the repayment by Kesa Electricals of euro denominated loans at the date of demerger.

The cash cost of the exceptional financing charges, shown in the consolidated cash flow for the year, was £111.2m, comprising the £83.1m loss on the foreign exchange contract, the £27.7m cost of the debt restructuring and a further £0.4m of other costs. The gain of £23.9m on the associated interest rate swap was received in cash shortly after the year end.

Other exceptional items

Operating exceptional items include £9.8m for the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals and additional costs relating to the integration of the head offices in London and Lille. In addition, a further £5.3m of incremental internal costs directly attributable to the demerger were incurred during the year.

Non-operating exceptionals include £43.2m of external costs, principally professional advisors' and financing commitment fees directly attributable to the demerger of Kesa Electricals, and a charge of £58.3m in relation to the loss on sale or termination of the non-core home improvement operations as discussed above.

Exceptional amounts written off fixed asset investments of £6.3m relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

These exceptional items are fully described in notes 3 and 4 to the accounts.

Taxation

The effective overall tax rate on profit has increased from 44.9% in 2003 to 46.3%, which exceeds the UK statutory rate of 30% primarily as a result of the exceptional items charged in the current year and previous years, most of which do not qualify for tax relief. The effective tax rate on profit for continuing operations before exceptional items and acquisition goodwill amortisation excluding prior year adjustments is 31.6% compared to 32.0% in 2003.

An exceptional tax charge of £98.5m represents tax paid to the French tax authorities as a consequence of the demerger. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

The Group has also released £75.2m of tax provisions in respect of prior year liabilities which have either been agreed with the relevant tax authorities, or where the likelihood of any liability arising is now considered to be remote. This has been recorded as an exceptional tax credit in continuing operations in the year.

Dividend

The final dividend for the year ended 31 January 2004 will be paid on 11 June 2004 to shareholders on the register at close of business on 2 April 2004, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 3 June 2004. A scrip dividend alternative will be offered to shareholders.

Pensions

The Group continues to account for pension costs on the basis of the requirements of SSAP 24 and provides the disclosures regarding the FRS 17 valuation of the Kingfisher defined benefit pension Scheme (the "Scheme") net assets and liabilities. At the start of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £188m. The assets in the Scheme have increased by £127m during the year. However, due mainly to a fall in the discount rate in real terms as inflation expectations rose, the corresponding liabilities increased by £129m. At the end of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £189m, being approximately £157m attributable to the Group and £32m to Kesa Electricals. Under the terms of the Kesa Electricals demerger, the assets and liabilities associated with Kesa Electricals' employees are to be transferred to a new Kesa Electricals scheme after they cease to participate in the Kingfisher Pension Scheme on 31 March 2004.

In January 2004 the Group announced to employees changes to the Kingfisher UK schemes, the effect of which is to close the defined benefit section of the Scheme to new members from 1 April 2004. With effect from that date, new employees will become eligible to join the new defined contribution section of the Scheme. Through a process of individual and store based communications, all existing UK employees were given the opportunity to choose the type and level of pension provision they would receive from 1 April 2004. Under the process each employee was invited to make a positive decision to participate either in the defined benefits section or the defined contribution section of the Scheme, or not participate in the Scheme for pension benefits.

As a result of these changes, and the separation of Kesa Electricals, the next formal valuation of the Scheme will be made on 31 March 2004 when the Kesa Electricals members leave the Scheme. In advance of the results of the new valuation, the Group will be increasing its contributions by approximately 6% to 20% of pensionable salaries for defined benefit section members, as from 1 April 2004.

Accounting changes

The Group has adopted Application Note G of Financial Reporting Standard 5 "Revenue Recognition" and early adopted Urgent Issues Task Force 38 "Accounting for ESOP Trusts".

Application Note G of FRS 5 requires a provision for customer returns. A provision has now been made, representing the Group's estimate of the amount of product sold during the year which will be returned in the following year. The new Application Note also requires turnover and associated costs to be recognised when a product or service has been delivered or performed rather than at time of customer payment. This affects only a small component of the Group's activities relating to installations and delivered products and impacts the timing of revenue and profit recognition only.

These changes have been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. UITF 38 "Accounting for ESOP Trusts" has also been adopted for the first time in these financial statements. As required by the UITF, own shares held by the Kingfisher Employee Share Ownership Trust have been reclassified from fixed asset investments to a reduction in shareholders' funds and the shares will be held at historical cost until the shares are disposed of. Any profit or loss on the disposal of own shares is treated as a movement in reserves.

Had the Group not adopted the new standards in the current year, reported profit after tax would have been £4.8m higher. The total impact of adopting the new policies on the year ended 1 February 2003 has been to increase reported profit after tax by £0.9m. The total cumulative effect of all the prior year adjustments on the balance sheet as at 1 February 2003 is a decrease in reserves of £145.6m. Further details of these changes are provided in note 1 under "Changes in presentation of financial information".

International Financial Reporting Standards

International Financial Reporting Standards (IFRS) become mandatory for the consolidated financial statements reported by all EU listed companies from 2005 onwards. The areas of greatest impact for Kingfisher have been identified and work is underway to ensure the required compliance with IFRS for the 2005/6 financial year. An impact assessment has identified that changes in accounting treatment for property, goodwill, pensions, deferred tax and financial instruments may have greatest impact on the Group.

Treasury risk management

Kingfisher's Treasury function is principally responsible for managing certain financial risks to which the Group is exposed. The Board reviews the levels of exposure regularly and approves Treasury policies covering the use of financial instruments required to manage these risks.

Liquidity risk

Treasury manages the Group's exposure to liquidity risk by reviewing the cash resources required to meet its business objectives and by promoting a diversity of funding sources and debt maturities.

During the year the Group extended the maturity of its debt by issuing £250m of bonds due 2014, and €500m of bonds due 2010 under the Group's €2,500m Medium-Term Note programme, the proceeds of which were principally used to repay short and medium-term bank borrowings. Further details of the maturity of the Group's borrowings are provided in note 24.

In addition to the bond issues, the Group has access to various borrowing facilities, including a £540m committed revolving credit facility, maturing in 2007, and a £180m committed facility maturing in 2006, provided by a number of banks. These facilities are available to be drawn to support the general corporate purposes of the Group including working capital requirements. At 31 January 2004, the Group had undrawn committed bank facilities of £720m (2003: £579m).

Credit risk

Credit risk is managed by setting a credit limit for each counterparty using published credit ratings. The exposure against this limit is determined by taking account of the full value of deposits and a proportion of the value of derivative contracts.

Interest rate risk

The Group manages its interest rate risk by entering into certain interest rate derivative contracts which modify the interest rate payable on the Group's underlying debt instruments. At the year end 30% of the Group's long-term borrowings were at a fixed rate of interest (2003: 18%). The interest risk profile changed following the issue of the €500m bond in October 2003, of which €200m was swapped to floating rate.

Currency risk

The Group's principal currency exposures are to the euro and the US dollar. The euro exposure is operational and arises through the retail businesses in France, Italy, Ireland and Spain. Overall balance sheet euro translation exposure is substantially hedged by maintaining a proportion of the Group's debt in euro. However, the translation of overseas earnings (primarily euro) into Sterling is not hedged. In addition, the Group has a significant transaction exposure arising on products for re-sale purchased in US dollars. Group policies require committed transactional exposures to be hedged.

Use and fair value of financial instruments

In the normal course of business the Group uses financial instruments including derivative financial instruments which are held off balance sheet.

The main types of financial instruments used are medium-term notes, loans and deposits, interest rate derivative contracts, cross currency interest rate swaps, spot and forward currency contracts, and currency options.The fair value is defined as the amount for which a financial instrument could be exchanged in an at arm's length transaction between informed and willing parties. Listed instruments are shown at their market price, and the fair value of other financial instruments is calculated by discounting their future cash flows at market rates. Short-term financial instruments are assumed to have a fair value equal to their book value.

£ millions	Notes	2004 Continuing operations	2004 Discontinued operations	2004 Total operations	2003 Continuing operations (restated)	2003 Discontinued operations (restated)	2003 Total operations (restated)
Turnover including share of joint ventures		**7,177.4**	**1,756.3**	**8,933.7**	6,311.8	4,542.2	10,854.0
Less: share of joint ventures		**(126.9)**	**(8.2)**	**(135.1)**	(124.3)	(19.1)	(143.4)
Group turnover	5	**7,050.5**	**1,748.1**	**8,798.6**	6,187.5	4,523.1	10,710.6
Group operating profit	2	**585.1**	**50.1**	**635.2**	485.9	126.1	612.0
Share of operating profit in:							
Joint ventures		**7.5**	**2.3**	**9.8**	4.0	5.7	9.7
Associates		**16.1**	**2.4**	**18.5**	8.0	4.4	12.4
Total operating profit including share of joint ventures and associates		**608.7**	**54.8**	**663.5**	497.9	136.2	634.1
Analysed as:							
Home Improvement		**638.2**	**21.6**	**659.8**	519.9	14.2	534.1
Electrical and Furniture		**–**	**38.9**	**38.9**	–	157.9	157.9
Property		**32.3**	**–**	**32.3**	59.0	–	59.0
Other operating costs		**(46.2)**	**–**	**(46.2)**	(52.8)	–	(52.8)
Exceptional items – operating	3	**(11.6)**	**(3.5)**	**(15.1)**	(22.0)	(29.6)	(51.6)
Acquisition goodwill amortisation (net)		**(4.0)**	**(2.2)**	**(6.2)**	(6.2)	(6.3)	(12.5)
Total operating profit including share of joint ventures and associates		**608.7**	**54.8**	**663.5**	497.9	136.2	634.1
Exceptional items – non-operating	4						
Demerger costs		**–**	**(43.2)**	**(43.2)**	–	(11.8)	(11.8)
Loss on the sale or termination of operations		**–**	**(58.3)**	**(58.3)**	–	(228.4)	(228.4)
Profit/(loss) on the disposal of fixed assets		**2.0**	**–**	**2.0**	144.2	(1.2)	143.0
Exceptional amounts written off fixed asset investments	4	**(6.3)**	**–**	**(6.3)**	–	–	–
Profit/(loss) on ordinary activities before interest	5	**604.4**	**(46.7)**	**557.7**	642.1	(105.2)	536.9
Net interest payable (excluding exceptional financing charges)		**(33.6)**	**(10.5)**	**(44.1)**	(12.4)	(31.1)	(43.5)
Exceptional financing charges		**–**	**(86.9)**	**(86.9)**	–	–	–
Net interest payable	6	**(33.6)**	**(97.4)**	**(131.0)**	(12.4)	(31.1)	(43.5)
Profit/(loss) on ordinary activities before taxation	7	**570.8**	**(144.1)**	**426.7**	629.7	(136.3)	493.4
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)		**(182.5)**	**8.4**	**(174.1)**	(201.8)	(19.9)	(221.7)
Exceptional tax		**75.2**	**(98.5)**	**(23.3)**	–	–	–
Tax on profit/(loss) on ordinary activities	10	**(107.3)**	**(90.1)**	**(197.4)**	(201.8)	(19.9)	(221.7)
Profit/(loss) on ordinary activities after taxation		**463.5**	**(234.2)**	**229.3**	427.9	(156.2)	271.7
Equity minority interests		**(0.2)**	**0.5**	**0.3**	(99.3)	(1.8)	(101.1)
Profit/(loss) for the financial year attributable to shareholders		**463.3**	**(233.7)**	**229.6**	328.6	(158.0)	170.6
Dividends	11						
Ordinary dividends on equity shares				**(221.1)**			(244.0)
Dividend in specie relating to the demerger of Kesa Electricals	36			**(1,592.9)**			–
Retained loss for the financial year	31			**(1,584.4)**			(73.4)
Earnings per share (pence)	12						
Basic		**20.3**		**10.1**	17.7		9.2
Diluted		**20.2**		**10.0**	17.4		8.9
Basic – adjusted		**17.8**		**19.2**	13.4		19.1
Diluted – adjusted		**17.7**		**19.1**	13.2		18.8

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the financial year ended 31 January 2004

£ millions	Notes	2004	2003
			(restated)
Profit for the financial year		**229.6**	170.6
Unrealised surplus on revaluation of properties	14	**295.7**	39.3
Tax on realised revaluation surplus	31	**–**	(7.4)
Minority interest movement on the issue of shares in Castorama	31	**–**	(0.9)
Net foreign exchange adjustments offset in reserves	30	**(15.1)**	(4.1)
Tax effect of exchange adjustments offset in reserves	30	**23.4**	10.0
Total recognised gains relating to the financial year		**533.6**	207.5

Prior year adjustments (Note 1)

The total impact of prior year adjustments on opening shareholders' funds is £145.6m of which £2.9m is in respect of performance related profit and loss account items and £142.7m is in respect of the balance sheet reclassification.

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

For the financial year ended 31 January 2004

£ millions	2004	2003
		(restated)
Reported profit on ordinary activities before taxation	**426.7**	493.4
Prior year property revaluation surplus now realised (see note 30)	**20.2**	278.6
Difference between historical cost depreciation charge and the actual charge for the year based on the revalued amount	**1.4**	1.1
Historical cost profit on ordinary activities before tax	**448.3**	773.1
Historical cost (loss)/profit for the year retained after taxation, minority interests and dividends	**(1,562.8)**	198.9

BALANCE SHEETS
As at 31 January 2004

£ millions	Notes	Group 2004	Group 2004	Group 2003 (restated)	Group 2003 (restated)	Company 2004	Company 2003 (restated)
Fixed assets							
Intangible assets – goodwill	13		**2,455.3**		2,651.5	**–**	–
Tangible assets	14		**2,781.2**		3,040.9	**5.1**	4.4
Investments in joint ventures							
Share of gross assets		**50.6**		190.1			
Share of gross liabilities	15	**(30.0)**	**20.6**	(158.1)	32.0	**–**	–
Investments in associates	15		**125.1**		131.1	**–**	–
Other investments	15		**0.2**		13.8	**5,609.2**	4,552.1
Total investments			**145.9**		176.9	**5,609.2**	4,552.1
			5,382.4		5,869.3	**5,614.3**	4,556.5
Current assets							
Development work in progress	16		**–**		5.1	**–**	–
Stocks	16		**1,071.7**		1,630.1	**–**	–
Debtors due within one year	17		**493.0**		1,369.7	**4,779.1**	5,234.5
Debtors due after more than one year	17		**25.8**		61.7	**–**	–
Investments	18		**23.8**		145.7	**–**	–
Cash at bank and in hand			**144.2**		98.5	**85.5**	17.2
			1,758.5		3,310.8	**4,864.6**	5,251.7
Creditors							
Amounts falling due within one year	19		**(1,925.2)**		(3,258.7)	**(3,450.1)**	(2,525.5)
Net current (liabilities)/assets			**(166.7)**		52.1	**1,414.5**	2,726.2
Total assets less current liabilities			**5,215.7**		5,921.4	**7,028.8**	7,282.7
Creditors							
Amounts falling due after more than one year	20		**(744.9)**		(1,528.4)	**(731.5)**	(1,389.0)
Provisions for liabilities and charges	28		**(64.2)**		(53.8)	**(9.2)**	–
	5		**4,406.6**		4,339.2	**6,288.1**	5,893.7
Capital and reserves							
Called up share capital	29		**366.3**		359.3	**366.3**	359.3
Share premium account	30		**2,150.9**		2,155.2	**2,150.9**	2,155.2
Revaluation reserve	30		**441.3**		165.8	**–**	–
Non-distributable reserves	30		**159.0**		159.0	**2,934.2**	2,934.2
Profit and loss account	30		**1,286.2**		1,477.6	**836.7**	445.0
Equity shareholders' funds	31		**4,403.7**		4,316.9	**6,288.1**	5,893.7
Equity minority interests			**2.9**		22.3	**–**	–
			4,406.6		4,339.2	**6,288.1**	5,893.7

The accounts were approved by the Board of directors on 16 March 2004 and signed on its behalf by:

Gerry Murphy
Director

Duncan Tatton-Brown
Director

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 January 20

£ millions	Notes	2004	2004	2003	2003
Net cash inflow from operating activities	32 (a)		**777.4**		895.0
Dividends received from joint ventures and associates			**2.4**		6.9
Returns on investment and servicing of finance					
Interest received		**26.5**		44.8	
Interest paid		**(82.4)**		(81.2)	
Underwriting and issue costs of new debt		**–**		(8.0)	
Exceptional financing charges		**(111.2)**		–	
Interest element of finance lease rental payments		**(2.7)**		(3.2)	
Dividends paid by subsidiaries to minorities		**–**		(33.3)	
Net cash outflow from returns on investment and servicing of finance			**(169.8)**		(80.9)
Taxation					
UK Corporation tax paid		**(134.5)**		(94.4)	
Overseas tax paid		**(53.7)**		(76.5)	
Exceptional tax paid		**(98.5)**		–	
Tax paid			**(286.7)**		(170.9)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		**(389.1)**		(468.4)	
Receipts from the sale of tangible fixed assets		**819.2**		215.4	
Purchase of own shares		**–**		(25.7)	
Payments for additions to investments		**–**		(3.4)	
Receipts from sale of own shares and nil-paid rights		**17.6**		11.7	
Net cash inflow/(outflow) from capital expenditure and financial investment			**447.7**		(270.4)
Acquisitions and disposals					
Purchase of subsidiary and business undertakings		**(63.7)**		(3,152.3)	
Sale of subsidiary and business undertakings		**203.0**		–	
Loan to former subsidiary net of repayment (see note 36)		**(18.1)**		–	
Cash acquired on purchase of subsidiary undertakings		**–**		5.2	
Purchase of associates and joint ventures		**(1.8)**		(36.2)	
Non-operating demerger costs		**(40.7)**		(11.8)	
Cash disposed on sale of subsidiary undertakings		**(27.3)**		(35.9)	
Disposal of associates and joint ventures		**0.6**		–	
Issue of shares by Group companies to minority shareholders		**–**		19.3	
Net cash inflow/(outflow) from acquisitions and disposals			**52.0**		(3,211.7)
Equity dividends paid to shareholders			**(119.2)**		(139.1)
Net cash inflow/(outflow) before use of liquid resources and financing			**703.8**		(2,971.1)
Management of liquid resources					
(Increase)/decrease in short-term deposits		**(41.4)**		268.8	
(Increase)/decrease in short-term investments		**(41.7)**		30.8	
Net cash (outflow)/inflow from management of liquid resources			**(83.1)**		299.6
Financing					
Issue of ordinary share capital		**2.7**		2,014.4	
Rights issue costs		**–**		(43.9)	
Capital element of finance lease rental payments		**(11.6)**		(13.5)	
(Decrease)/increase in loans		**(584.6)**		634.7	
Net cash (outflow)/inflow from financing			**(593.5)**		2,591.7
Increase/(decrease) in cash			**27.2**		(79.8)
Reconciliation of net cash flow to movement in net debt	32 (e)				
Net debt at start of year			**(1,926.4)**		(1,044.2)
Increase/(decrease) in cash			**27.2**		(79.8)
Debt in subsidiary becoming a joint venture			**–**		172.3
Debt demerged with Kesa Electricals			**423.0**		–
Increase/(decrease) in short-term deposits			**41.4**		(268.8)
Decrease/(increase) in debt and lease financing			**597.7**		(613.2)
Amortisation of underwriting and issue costs of new debt			**(1.5)**		(6.5)
Increase/(decrease) in short-term investments			**41.7**		(30.8)
Foreign exchange effects			**(46.9)**		(55.4)
Net debt at end of year			**(843.8)**		(1,926.4)

1 Accounting policies

Accounting conventions

The financial statements of the Company and its subsidiaries are made up to the nearest Saturday to 31 January each year. The financial statements of the Company and its subsidiaries are prepared under the historical cost convention, except for land and buildings that are included in the financial statements at valuation, and are prepared in accordance with applicable accounting standards in the United Kingdom.

However, compliance with SSAP 19 "Accounting for Investment Properties" relating to depreciation on investment properties and FRS 10 "Goodwill and Intangible Assets" relating to the capitalisation and amortisation of goodwill both require a departure from the requirements of the Companies Act 1985 as explained below. Accounting policies used are consistent with the prior year except for the adoption of Application Note G of Financial Reporting Standard 5 "Revenue Recognition" and Urgent Issues Task Force 38 "Accounting for ESOP Trusts" which are detailed below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings. Subsidiary undertakings acquired during the year are recorded under the acquisition method and their results are included from the date of acquisition. Associated undertakings are accounted for using the equity method and joint ventures are accounted for using the gross equity method. The results of subsidiary undertakings, joint ventures and associated undertakings which have been disposed during the year are included up to the effective date of disposal.

Kingfisher plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985.

Foreign currencies

Transactions denominated in foreign currencies are translated into Sterling at contracted rates or, where no contract exists, at average monthly rates.

Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into Sterling at year end exchange rates. Exchange differences on monetary items are taken to the profit and loss account.

The balance sheets of overseas subsidiary undertakings are expressed in Sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in Sterling at average exchange rates for the year. Exchange differences arising on the translation of opening shareholders' funds are recorded as a movement on reserves, and are reported in the Statement of Total Recognised Gains and Losses.

The Group's share of net assets or liabilities of associated undertakings and joint ventures are expressed in Sterling at year end exchange rates. The share of profits or losses for the year are expressed in Sterling at average exchange rates for the year. Exchange differences arising on the translation of opening net equity are recorded as a movement on reserves.

Exchange differences arising on borrowings used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries are recorded as movements on reserves to the extent of exchange differences arising on the equity investments. All other exchange movements are dealt with in the profit and loss account.

Principal rate of exchange

euro/£	**2004**	2003
Year end rate	**1.465**	1.531
Average rate	**1.439**	1.583

Turnover

Turnover represents retail sales and services supplied, interest receivable and other income from the provision of credit facilities, rental income and turnover from property development activities. Turnover excludes transactions made between companies within the Group, Value Added Tax, other sales-related taxes and is net of returns and trade discounts.

The financial and accounting policy impact of the implementation of Application Note G to FRS 5 "Revenue Recognition" on these financial statements is set out under "Changes in presentation of financial information" below.

Cost of sales

Cost of sales is the expenditure incurred in the normal course of business in bringing the product to the point of sale, including warehouse and transportation costs.

1 Accounting policies continued

Goodwill

Goodwill, which represents the difference between the purchase consideration and the fair values of the net assets acquired, is capitalised and amortised on a straight line basis over a period which represents the directors' estimate of its useful economic life. In estimating the useful economic life of goodwill arising, account has been taken of the nature of the business acquired, the stability of the industry, the extent of continuing barriers to market entry and expected future impact of competition. Negative goodwill is amortised to the profit and loss account in the periods in which the non-monetary assets acquired are recovered (whether through depreciation or sale).

Goodwill arising on acquisitions since 31 January 1998 is included in the balance sheet at cost less accumulated amortisation and any provisions for impairment. Goodwill related to joint ventures and associated undertakings is included in the carrying value of the investment.

Where goodwill is regarded as having an indefinite life, it is not amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment charged to the profit and loss account.

During the current year, the directors reviewed the remaining life of Screwfix Direct and have concluded that, based on the resilience and sustainability of this business, the remaining goodwill has an indefinite life. An indefinite life is also applied on the goodwill arising on the acquisition of the minority interest in Castorama Dubois Investissements S.C.A. and the goodwill that arose on the purchase of the Group's initial equity investment in Hornbach Holding A.G. The directors consider that each of these businesses has a proven ability to maintain its market leading position over a long period and can adapt successfully to any reasonably foreseeable technological or customer-led changes and that barriers to entry into each market exist, such that the businesses and their related goodwill will prove to be durable.

In this regard, in order to give a true and fair view, the financial statements depart from the requirement of amortising goodwill over a finite period, as required by the Companies Act. Instead, annual impairment tests are undertaken and any impairment that is identified is charged to the profit and loss account. It is not possible to quantify the effect of the departure from the Companies Act, because no finite life for goodwill can be identified.

Goodwill arising on all acquisitions prior to 31 January 1998 remains eliminated against reserves. On the subsequent disposal of the business to which it relates, this goodwill is charged in the profit and loss account.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet at cost or valuation, less accumulated depreciation and any provisions for impairment. Depreciation of tangible fixed assets is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Group.

Depreciation of tangible fixed assets is calculated using the straight line method and the annual rates applicable to the principal categories are:

Freehold and long leasehold buildings	–	between 2% and 5%
Short leaseholds	–	over remaining period of the lease
Tenants' fixtures	–	between 10% and 25%
Computers and electronic equipment	–	between 25% and 50%
Motor cars	–	25%
Commercial vehicles	–	between 10% and 33⅓%

Freehold land is not depreciated.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or net realisable value if higher. The discount rate is applied based upon the Group's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the profit and loss account in the year in which it occurs.

Disposal of land and buildings

Profits and losses on disposal of land and buildings represent the difference between the net proceeds and the net carrying value at the date of sale. Sales are accounted for when there is an exchange of unconditional contracts.

Investments

Fixed asset (other than joint ventures and associates) and current asset investments are included in the balance sheet at cost, less any provisions for impairment.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term and the assets are depreciated over the shorter of the lease term or their useful economic life. Obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within or after one year. The finance charge element of rentals is charged to the profit and loss account over the period of the lease. All other leases are operating leases and the rental payments are charged to the profit and loss account in the financial year to which the payments relate.

Incentives received to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Properties

The Group's freehold operating properties are revalued annually on a rolling basis and included in the balance sheet at existing use value.

Investment properties are revalued annually and included in the balance sheet at their open market value.

In accordance with SSAP 19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements to provide for the systematic annual depreciation of fixed assets. However, these properties are held for investment and the directors consider that the adoption of the above policy is necessary in order to give a true and fair view. It is not possible to quantify the effect of the departure from the Companies Act, because no useful economic life is deemed appropriate.

Capitalisation of interest

Interest on borrowings to finance property development is capitalised from the date work starts on the development to practical completion.

Interest on borrowings to finance the construction of properties held as tangible fixed assets is capitalised from the date work starts on the property to the date when substantially all the activities that are necessary to get the property ready for use are complete. Where construction is completed in parts, each part is considered separately when capitalising interest.

Interest is capitalised before any allowance for tax relief.

Property developments

Property developments are stated at the lower of cost and net realisable value. Development profits are taken when developments are sold. Sales are accounted for when there is an exchange of unconditional contracts.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes appropriate attributable overheads and direct expenditure incurred in the normal course of business in bringing goods to their present location and condition.

Rebates receivable from suppliers

Volume related rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebate agreement with a supplier covers more than one year the rebates are recognised in the accounts in the period in which they are earned.

Pensions

The Group operates defined benefit and defined contribution pension schemes for its employees. In each case a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies, and are entirely separate from the Group's assets.

In accordance with SSAP 24, the cost of pensions in respect of the Group's defined benefit schemes is charged to the profit and loss account so that it is spread over the working lives of employees. Variations to pension costs caused by differences between the assumptions used and actual experience are spread over the average remaining working lives of the current employees at each actuarial valuation date.

In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums to Group pension arrangements managed by insurance companies.

Deferred taxation

Provision is made for deferred taxation using the incremental provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

(a) Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

(b) Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

(c) Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(d) Deferred tax is not recognised on permanent differences.

1 **Accounting policies** continued

Derivative financial instruments

Financial assets are recognised on the balance sheet at the lower of cost and net realisable value. Discounts and premiums are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value in the financial statements.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

Outstanding contracts used to hedge against trading items which themselves will be accounted for in the profits or losses of a future period are not recognised, or are deferred when they mature, and are carried forward against corresponding gains and losses when they occur.

Income and expenditure arising on financial instruments held for hedging purposes is recognised on an accruals basis, and credited or charged to the profit and loss account in the financial period in which it arises.

For the purposes of notes 21, 22 and 24 to 27, short-term debtors and creditors have been excluded. The narrative disclosures required by FRS 13 are set out on page 20 in the financial review.

Employee Share Ownership Plan

The Group's Employee Share Ownership Plan ("ESOP") is a separately administered trust. Liabilities of the ESOP are guaranteed by the Company and the assets of the ESOP mainly comprise shares in the Company.

The impact of the implementation of UITF 38 "Accounting for ESOP Trusts" on these financial statements is set out under "Changes in presentation of financial information" below.

Changes in presentation of financial information

Application Note G of Financial Reporting Standard 5 "Revenue Recognition" has been adopted for the first time in these financial statements. Accordingly, a provision for customer returns has now been made representing the Group's estimate of the amount of product sold during the year which will be returned in the following year. The new Application Note also requires turnover and associated costs to be recognised when a product or service has been delivered or performed rather than at time of customer payment. This affects only a small component of the Group's activities relating to installations and delivered products and impacts the timing of revenue and profit recognition only. These changes have been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy in respect of these items had been adopted in the current year, the impact would have been to increase sales by £21.2m and profit after tax by £9.2m. The impact of adopting the new policy on the year ended 1 February 2003 has been to reduce sales by £13.7m and profit after tax by £4.0m. The cumulative effect of this prior year adjustment on the balance sheet as at 1 February 2003 is an increase in the provision for customer returns of £5.1m, an increase in deferred income of £13.2m, offset by a decrease in deferred tax of £5.0m giving rise to a decrease in reserves of £13.3m.

Urgent Issues Task Force 38 "Accounting for ESOP Trusts" has been adopted for the first time in these financial statements. As required by the UITF, own shares held by the Kingfisher Employee Share Ownership Trust have been reclassified from fixed asset investments to a reduction in shareholders' funds. The shares will be held at historical cost until such time as they are disposed of. Any profit or loss on the disposal of own shares is treated as a movement in reserves rather than as a profit and loss item. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current year, the impact would have been to reduce profit after tax by £4.4m. The impact of adopting the new policy on the year ended 1 February 2003 has been to increase profit after tax by £4.9m. The cumulative effect of this prior year adjustment on the balance sheet as at 1 February 2003 is to reduce other investments and profit and loss reserve by £132.3m. The assets, liabilities, income and costs of the ESOP continue to be included in the consolidated and the Company's financial statements.

The total impact had the previous policies continued in the current year would have been to increase profit after tax by £4.8m. The total impact of adopting the new policies on the year ended 1 February 2003 has been to increase profit after tax by £0.9m. The total cumulative effect of all the prior year adjustments on the balance sheet as at 1 February 2003 is a decrease in reserves of £145.6m.

The comparative figures have also been restated for the reallocation of the e-commerce sector loss of £14.1m to home improvement and electricals and the costs of the Lille head office of £14.1m from home improvement to other operating costs.

Discontinued operations

At an extraordinary general meeting on 4 July 2003, the shareholders of Kingfisher plc approved the demerger of the Group's electricals business to Kesa Electricals. Shares in Kesa Electricals were admitted to the official list and commenced trading on the London Stock Exchange on 7 July 2003.

On demerger, the Company declared a dividend in specie, which was satisfied by the issue of shares in Kesa Electricals. The dividend in specie of £1,592.9m represented the net assets of the business transferred to Kesa Electricals at the date of demerger, goodwill relating to Kesa Electricals that had previously been written off to reserves which was resurrected on demerger, less debt assumed by Kesa Electricals. The existing shareholders of Kingfisher plc were given shares in Kesa Electricals on a ratio of 1 share in Kesa Electricals for every 5 shares held in Kingfisher plc after taking into account the Kesa Electricals share consolidation.

The results of activities transferred to Kesa Electricals up to the date of demerger are reported as discontinued operations in these financials statements and prior year numbers have been restated accordingly.

Discontinued operations also include the results of the activities of ProMarkt and the non-core home improvement businesses disposed of during the year, including the interest and taxation attributable to these operations.

2 Operating profit

£ millions	Continuing operations 2004	Discontinued operations 2004	Total 2004	Continuing operations 2003 (restated)	Discontinued operations 2003 (restated)	Total 2003 (restated)
Group turnover	**7,050.5**	**1,748.1**	**8,798.6**	6,187.5	4,523.1	10,710.6
Cost of sales	**(4,377.9)**	**(1,183.1)**	**(5,561.0)**	(3,925.3)	(3,166.8)	(7,092.1)
Gross profit	**2,672.6**	**565.0**	**3,237.6**	2,262.2	1,356.3	3,618.5
Selling expenses	**(1,766.9)**	**(419.6)**	**(2,186.5)**	(1,450.9)	(929.4)	(2,380.3)
Administrative expenses	**(321.5)**	**(110.0)**	**(431.5)**	(317.0)	(314.8)	(631.8)
Exceptional items – operating (administrative expenses)	**(11.6)**	**(3.5)**	**(15.1)**	(18.1)	(29.6)	(47.7)
Administrative expenses – total	**(333.1)**	**(113.5)**	**(446.6)**	(335.1)	(344.4)	(679.5)
Other income	**12.5**	**18.2**	**30.7**	9.7	43.6	53.3
Group operating profit	**585.1**	**50.1**	**635.2**	485.9	126.1	612.0

3 Exceptional items – operating

The operating exceptional items in the year ended 31 January 2004 can be analysed as follows:

£ millions	Continuing operations 2004	Discontinued operations 2004	Total 2004	Continuing operations 2003	Discontinued operations 2003	Total 2003
Demerger costs	**(1.8)**	**(3.5)**	**(5.3)**	–	–	–
Group restructuring	**(9.8)**	**–**	**(9.8)**	(18.1)	–	(18.1)
Darty anti-competitive fine	**–**	**–**	**–**	–	(9.6)	(9.6)
Impairment of Nomi goodwill	**–**	**–**	**–**	–	(20.0)	(20.0)
Total charged to Group operating profit	**(11.6)**	**(3.5)**	**(15.1)**	(18.1)	(29.6)	(47.7)
Impairment of Koçtaş goodwill	**–**	**–**	**–**	(3.9)	–	(3.9)
Total charged to share of operating profit in joint ventures	**–**	**–**	**–**	(3.9)	–	(3.9)
Total	**(11.6)**	**(3.5)**	**(15.1)**	(22.0)	(29.6)	(51.6)

Current year

Demerger costs of £5.3m relate to incremental internal costs directly attributable to the demerger of Kesa Electricals.

Group restructuring costs of £9.8m include the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals and additional costs relating to the integration of the head offices in London and Lille.

The cash flow effect of the operating exceptional items included in net cash inflow from operating activities is £11.5m (2003: £23.3m).

The tax effect of exceptional items is disclosed in note 10.

Prior year

Prior year Group restructuring costs include costs of integrating the London and Lille head offices following the buy-out of the minority interests in Castorama Dubois Investissement S.C.A. and the cost of closing the Group's property management function.

In the prior year, Darty (part of the demerged Kesa Electricals business), paid a fine imposed by the French Competition Council for alleged anti-competitive activity in the period between 1989 and 1991.

4 Exceptional items – non-operating

The exceptional non-operating items in the year ended 31 January 2004 can be analysed as follows:

£ millions	2004 Continuing operations	2004 Discontinued operations	2004 Total	2003 Continuing operations	2003 Discontinued operations	2003 Total
Demerger costs	**–**	**(43.2)**	**(43.2)**	–	(11.8)	(11.8)
Loss on sale of Home Improvement businesses (note 36)	**–**	**(58.3)**	**(58.3)**	–	–	–
Loss on the closure of Castorama Germany	**–**	**–**	**–**	–	(34.8)	(34.8)
Loss on the sale of ProMarkt	**–**	**–**	**–**	–	(193.6)	(193.6)
Loss on the sale or termination of operations	**–**	**(58.3)**	**(58.3)**	–	(228.4)	(228.4)
Disposal of fixed asset investments	**1.3**	**–**	**1.3**	–	–	–
Profit/(loss) on the disposal of properties	**0.7**	**–**	**0.7**	144.2	(1.2)	143.0
Profit/(loss) on the disposal of fixed assets	**2.0**	**–**	**2.0**	144.2	(1.2)	143.0
Total exceptional items non-operating	**(2.0)**	**(101.5)**	**(99.5)**	144.2	(241.4)	(97.2)
Exceptional amounts written off fixed asset investments	**(6.3)**	**–**	**(6.3)**	–	–	–

Current year

Demerger costs of £43.2m (2003: £11.8m) relate to external costs, principally professional advisors' and financing commitment fees, directly attributable to the demerger of Kesa Electricals.

Losses on the sale of discontinued operations amounting to £58.3m relate to the disposal or closure of certain home improvement businesses; Réno Dépôt in Canada, NOMI in Poland, Dubois Matériaux in France, Castorama Brazil and Castorama Belgium (further disclosures provided in note 36).

Exceptional amounts written off fixed asset investments relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

The tax effect of the exceptional items is disclosed in note 10.

Prior year

The loss on the closure of Castorama Germany in the prior year includes the direct cost of the termination and operating losses to be incurred between the year end and the date of the termination.

On 1 February 2003, the Group sold ProMarkt, a wholly-owned subsidiary for €1. The loss on disposal represents the net assets disposed together with a cash contribution made to the purchasers (see note 36).

Profit on disposal of properties includes £126.9m in relation to the disposal of 15 retail parks and five retail development sites by B&Q Properties Limited (formerly Chartwell Land plc).

5 Segmental analysis

Turnover

The Group operations are divided between retail operations, property transactions and financial services relating to the provision of consumer credit to retail customers.

The analysis of turnover by destination is not materially different to the analysis of turnover by origin.

Business analysis

£ millions		Turnover by origin 2004	Turnover by origin 2003 (restated)	Profit before interest and taxation 2004	Profit before interest and taxation 2003 (restated)
Retail	Group	**7,038.2**	6,130.4	**610.3**	505.9
	Joint ventures and associates	**125.4**	120.8	**22.3**	10.8
		7,163.6	6,251.2	**632.6**	516.7
Property	Group property services	**46.9**	95.7	**32.4**	195.1
	Inter-segment rental income	**(34.6)**	(38.6)	**–**	–
		12.3	57.1	**32.4**	195.1
Financial services	Joint ventures and associates	**1.5**	3.5	**1.3**	1.2
Profit before common costs				**666.3**	713.0
Common costs	Other operating costs	**–**	–	**(61.9)**	(70.9)
Continuing operations		**7,177.4**	6,311.8	**604.4**	642.1
Discontinued operations	Retail – Group	**1,748.1**	4,508.4	**(4.7)**	(106.1)
Discontinued operations	Financial services – Group	**–**	14.7	**–**	2.6
Discontinued operations	Financial services – Joint ventures and associates	**8.2**	19.1	**4.7**	10.1
Discontinued common costs	Other operating costs	**–**	–	**(46.7)**	(11.8)
		8,933.7	10,854.0	**557.7**	536.9
Total	Group	**8,798.6**	10,710.6	**529.4**	514.8
	Joint ventures and associates	**135.1**	143.4	**28.3**	22.1

Geographical analysis

£ millions		Turnover by origin 2004	Turnover by origin 2003 (restated)	Profit before interest and taxation 2004	Profit before interest and taxation 2003 (restated)
United Kingdom	Group	**4,129.7**	3,791.1	**418.7**	542.7
	Joint ventures	**35.3**	34.4	**2.0**	3.6
		4,165.0	3,825.5	**420.7**	546.3
France	Group	**2,327.8**	1,933.4	**183.4**	134.2
	Joint ventures and associates	**1.5**	3.5	**1.3**	1.2
		2,329.3	1,936.9	**184.7**	135.4
Italy	Group	**173.7**	139.9	**13.5**	9.5
Poland	Group	**285.6**	235.1	**41.4**	26.3
China	Group	**131.5**	88.0	**0.4**	(1.4)
Rest of the world	Group	**2.2**	–	**(14.7)**	(10.3)
	Joint ventures and associates	**90.1**	86.4	**20.3**	7.2
		92.3	86.4	**5.6**	(3.1)
Profit before common costs				**666.3**	713.0
Common costs	Other operating costs	**–**	–	**(61.9)**	(70.9)
Continuing operations		**7,177.4**	6,311.8	**604.4**	642.1
Discontinued operations	UK	**473.1**	1,319.3	**1.8**	45.4
Discontinued operations	France	**835.0**	1,912.6	**41.1**	137.6
Discontinued operations	France – Joint ventures and associates	**8.2**	19.1	**4.7**	10.1
Discontinued operations	Germany	**20.6**	576.5	**–**	(268.3)
Discontinued operations	Rest of the world	**419.4**	714.7	**(47.6)**	(18.2)
Discontinued common costs	Other operating costs	**–**	–	**(46.7)**	(11.8)
		8,933.7	10,854.0	**557.7**	536.9
Total	Group	**8,798.6**	10,710.6	**529.4**	514.8
	Joint ventures and associates	**135.1**	143.4	**28.3**	22.1

5 Segmental analysis continued

Net assets

The Group's net assets are attributable as follows:

£ millions		2004	2003 (restated)
Retail			
	UK	**2,454.7**	2,603.2
	France	**1,227.2**	1,451.9
	Italy	**242.0**	170.7
	Poland	**270.6**	255.6
	China	**12.9**	15.1
	Rest of the world	**200.8**	751.8
Property	UK	**836.7**	1,186.6
Financial services	France	**6.8**	26.1
Unallocated net liabilities		**(845.1)**	(2,121.8)
Total Group		**4,406.6**	4,339.2

Common costs comprise the costs of combined Group operations, principally the head office operations of Kingfisher plc.

Unallocated net liabilities comprise combined Group net debt and the net assets pertaining to the head office function.

6 Net interest payable

£ millions	2004	2004	2003	2003
Bank and other interest receivable		**(25.2)**		(38.9)
Bank and other interest payable				
Bank loans and overdrafts	**27.4**		26.8	
Other loans	**42.1**		57.2	
Finance lease charges	**2.7**	**72.2**	2.8	86.8
		47.0		47.9
Less interest capitalised		**(2.9)**		(4.4)
Net interest payable		**44.1**		43.5

The share of net interest payable by joint ventures included above is £0.4m (2003: £0.4m).

The share of net interest payable by associates included above is £5.7m (2003: £2.9m).

The capitalisation rate used to determine the amount of finance costs capitalised during the period was 5.1% (2003: 4.9%).

Interest payable above includes amortisation of underwriting and issue costs of new debt of £1.5m (2003: £6.5m).

Of the net interest payable a total of £10.5m (2003: £31.1m) was allocated to discontinued operations. The majority of this related to the interest associated with the debt demerged with Kesa Electricals, and the remainder related to the home improvement businesses sold in the year. The principle used in allocating interest was that the interest cost of discontinued activities was the additional interest cost arising as a result of retaining the discontinued activity up to the date of discontinuance.

Exceptional financing charges

In addition to the net interest payable above, £86.9m of exceptional financing charges arose during the year (2003: £nil). This included a £27.7m cost relating to the restructuring of the Group's debt arising solely as a result of the demerger of Kesa Electricals, less a gain of £23.9m on unwinding an interest rate swap directly associated with the debt. In addition, a cost of £83.1m was incurred in connection with part of a foreign exchange contract that was no longer required once the separation of Kesa Electricals by demerger was confirmed in April 2003. Further details are provided in the Financial Review on pages 20 to 21.

7 Profit on ordinary activities before taxation

£ millions	2004 Continuing operations	2004 Discontinued operations	2004 Total	2003 Continuing operations	2003 Discontinued operations	2003 Total
Profit on ordinary activities before taxation is stated after charging/(crediting):						
Operating leases:						
Land and buildings	**221.4**	**54.7**	**276.1**	189.9	125.3	315.2
Plant and equipment	**23.9**	**11.5**	**35.4**	23.1	15.7	38.8
Depreciation of tangible fixed assets:						
Owned assets	**130.4**	**33.7**	**164.1**	135.7	64.5	200.2
Under finance leases	**3.9**	**–**	**3.9**	7.9	0.7	8.6
Loss/(profit) on the disposal of fixed assets:						
Operating	**8.1**	**(14.1)**	**(6.0)**	5.3	–	5.3
Non-operating	**(2.0)**	**–**	**(2.0)**	(144.2)	1.2	(143.0)
Amortisation of acquisition goodwill	**5.0**	**2.2**	**7.2**	6.5	6.3	12.8
Amortisation of negative goodwill	**(1.0)**	**–**	**(1.0)**	(0.3)	–	(0.3)

Auditors' remuneration

£ millions	2004 Continuing operations	2004 Discontinued operations	2004 Total	2003 Continuing operations	2003 Discontinued operations	2003 Total
Audit and related services:						
Statutory audit services						
annual audit[1]	**1.0**	**0.1**	**1.1**	1.0	0.9	1.9
Further assurance services						
stock exchange reporting requirements and due diligence	**5.1**	**0.1**	**5.2**	6.9	0.1	7.0
other assurance services	**0.4**	**–**	**0.4**	0.3	–	0.3
Tax advisory services	**0.3**	**–**	**0.3**	0.2	0.1	0.3
	6.8	**0.2**	**7.0**	8.4	1.1	9.5
Other non-audit services:						
General consultancy[2]	**–**	**–**	**–**	0.4	–	0.4

[1] All paid to PricewaterhouseCoopers LLP except for £0.1m (2003: £0.8m) of audit fees paid to other auditors. The Company audit fee was £0.2m (2003: £0.1m).
[2] All general consultancy fees were paid to PwC Consulting for services provided up to 30 September 2002. This business was sold by PricewaterhouseCoopers on that date.

8 Employees

£ millions	2004 Continuing operations	2004 Discontinued operations	2004 Total	2003 Continuing operations	2003 Discontinued operations	2003 Total
Staff costs:						
Wages and salaries	**812.2**	**206.6**	**1,018.8**	714.0	533.1	1,247.1
Social security costs	**125.6**	**53.2**	**178.8**	105.4	130.1	235.5
Other pension costs	**40.7**	**4.0**	**44.7**	32.9	10.9	43.8
	978.5	**263.8**	**1,242.3**	852.3	674.1	1,526.4
Number						
Average number of persons employed:						
Stores	**58,718**	**11,535**	**70,253**	54,523	29,996	84,519
Distribution	**2,321**	**1,635**	**3,956**	2,087	3,262	5,349
Administration	**3,676**	**3,211**	**6,887**	3,451	6,560	10,011
	64,715	**16,381**	**81,096**	60,061	39,818	99,879
The equivalent number of employees working full-time would have been			**64,320**			78,523

The average number of employees reflects the period for which acquired, disposed or demerged subsidiaries were members of the Group.

9 Directors' remuneration

£ thousands	2004	2003
Executive directors		
Salaries and taxable benefits	**2,287**	2,812
Bonuses	**1,456**	679
Long-term incentive	**688**	196
Compensation for loss of office	**–**	1,280
Non-executive directors		
Fees	**484**	553
	4,915	5,520

During the year the actual aggregate gains on Kingfisher share options at the date of exercise were £nil (2003: £168,801).

Further detail in relation to directors' remuneration is set out in the directors' remuneration report on pages 11 to 19.

10 Taxation

£ millions	2004 Before exceptional tax	2004 Exceptional tax	2004 Total	2003 (restated)
UK corporation tax				
Current tax on profits for the period	**86.0**	**–**	**86.0**	213.5
Adjustment in respect of prior periods	**(0.4)**	**(51.3)**	**(51.7)**	(12.2)
	85.6	**(51.3)**	**34.3**	201.3
Double taxation relief	**(9.5)**	**–**	**(9.5)**	(39.3)
	76.1	**(51.3)**	**24.8**	162.0
Foreign tax				
Current tax on profits for the period	**91.0**	**98.5**	**189.5**	55.6
Adjustment in respect of prior periods	**4.2**	**(23.9)**	**(19.7)**	–
	95.2	**74.6**	**169.8**	55.6
Deferred tax	**(3.7)**	**–**	**(3.7)**	(1.7)
Associated undertakings	**4.4**	**–**	**4.4**	3.3
Joint ventures	**2.1**	**–**	**2.1**	2.5
	174.1	**23.3**	**197.4**	221.7

Of the taxation set out above, a total of £8.4m was credited to discontinued operations (2003: charge of £19.9m), excluding the exceptional tax charge of £98.5m.

The exceptional tax charge of £98.5m relates to tax paid to the French tax authorities as a consequence of the demerger of Kesa Electricals. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

Exceptional tax credits of £75.2m are releases of provisions in respect of prior year liabilities which have either been agreed with the relevant tax authorities or where the likelihood of any liability arising is now considered to be remote.

In certain circumstances it is possible that the conditions of the UK and French tax clearances for the demerger of Kesa Electricals could be breached. Whilst the consequences of such a breach could be significant, the Group actively monitors compliance with these conditions and believes that the likelihood of any breach is remote.

Factors affecting tax charge for the period

The tax charge for the period differs from the standard rate of corporation tax in the UK of 30%. The differences are explained below:

£ millions	2004	2003
		(restated)
Profit on ordinary activities before tax	**426.7**	493.4
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%)	**128.0**	148.0
Effects of:		
Exceptional items not deductible for tax purposes	**33.0**	72.9
Timing differences provided for	**(1.0)**	(5.6)
Expenses not deductible for tax purposes	**15.7**	16.7
Losses not utilised	**4.2**	21.0
Overseas deductions	**(11.2)**	(24.7)
UK deductions	**(5.6)**	(0.2)
Overseas rate differences	**10.9**	7.5
Adjustments to prior period corporation tax	**3.8**	(12.2)
Current corporation tax charge	**177.8**	223.4
Net exceptional tax charge	**23.3**	–
Current year deferred tax charge	**1.0**	5.6
Deferred tax credit on assets not previously recognised	**–**	(7.5)
Adjustments to prior period deferred tax	**(4.7)**	0.2
Total tax charge	**197.4**	221.7

11 Dividends on equity shares

£ millions	2004	2003
Interim paid 3.5p (2003: 3.45p)	**81.1**	89.4
Final proposed 6.15p (2003: 6.05p)	**143.4**	158.1
Dividend payable to Employee Share Ownership Plan Trust (ESOP) shares	**(3.4)**	(3.5)
Ordinary dividends on equity shares	**221.1**	244.0
Dividend in specie relating to the demerger of Kesa Electricals	**1,592.9**	–
	1,814.0	244.0

For the 2004 interim dividend, a scrip dividend alternative was offered to shareholders at 1 share for every 76.4 ordinary shares and was elected for by holders of 1,029.7 million shares. For the 2003 final dividend, a scrip dividend alternative was offered to shareholders at 1 share for every 39.1 ordinary shares and was elected for by holders of 1,359.9 million shares.

For the 2003 interim dividend, a scrip dividend alternative was offered to shareholders at 1 share for every 56.5 ordinary shares and was elected for by holders of 1,331.2 million shares.

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP (see note 35) which are treated as cancelled. The weighted average number of shares has been adjusted for the share consolidation on 7 July 2003 as approved by the shareholders at an extraordinary general meeting on 4 July 2003, when the ordinary shares of 13.75p were consolidated on a 7 for 8 basis into ordinary shares of 15⁵⁄₇p. Figures for the prior year have been restated accordingly.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of operating and non-operating exceptional items and acquisition goodwill amortisation to allow comparison to the prior year on a consistent basis.

Continuing operations

			2004			2003
	Earnings £ millions	**Weighted average number of shares millions**	**Per share amount pence**	Earnings £ millions	Weighted average number of shares millions	Per share amount pence
				(restated)	*(restated)*	*(restated)*
Basic earnings per share						
Earnings attributable to ordinary shareholders	**463.3**	**2,277.4**	**20.3**	328.6	1,856.8	17.7
Effect of dilutive securities						
Options		**13.0**	**(0.1)**		9.8	(0.1)
Convertible loan stock in subsidiary undertaking	**–**		**–**	(3.6)		(0.2)
Diluted earnings per share	**463.3**	**2,290.4**	**20.2**	325.0	1,866.6	17.4
Basic earnings per share	**463.3**	**2,277.4**	**20.3**	328.6	1,856.8	17.7
Effect of exceptionals						
Operating exceptional items	**11.6**		**0.5**	22.0		1.2
Profit on the disposal of fixed assets	**(2.0)**		**(0.1)**	(144.2)		(7.8)
Amounts written off fixed asset investments	**6.3**		**0.3**	–		–
Tax impact arising on exceptional items	**(3.3)**		**(0.1)**	38.2		2.1
Exceptional tax	**(75.2)**		**(3.3)**	–		–
Minority share of exceptional items	**–**		**–**	(1.1)		(0.1)
Acquisition goodwill amortisation	**4.0**		**0.2**	6.2		0.3
Basic – adjusted earnings per share	**404.7**	**2,277.4**	**17.8**	249.7	1,856.8	13.4
Diluted earnings per share	**463.3**	**2,290.4**	**20.2**	325.0	1,866.6	17.4
Effect of exceptionals						
Operating exceptional items	**11.6**		**0.5**	22.0		1.2
Profit on the disposal of fixed assets	**(2.0)**		**(0.1)**	(144.2)		(7.7)
Amounts written off fixed asset investments	**6.3**		**0.3**	–		–
Tax impact arising on exceptional items	**(3.3)**		**(0.1)**	38.2		2.0
Exceptional tax	**(75.2)**		**(3.3)**	–		–
Minority share of exceptional items	**–**		**–**	(1.1)		–
Acquisition goodwill amortisation	**4.0**		**0.2**	6.2		0.3
Diluted – adjusted earnings per share	**404.7**	**2,290.4**	**17.7**	246.1	1,866.6	13.2

Total Group

	2004			2003		
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings	Weighted average number of shares	Per share amount
	£ millions	**millions**	**pence**	£ millions	millions	pence
				(restated)	*(restated)*	*(restated)*
Basic earnings per share						
Earnings attributable to ordinary shareholders	**229.6**	**2,277.4**	**10.1**	170.6	1,856.8	9.2
Effect of dilutive securities						
Options		**13.0**	**(0.1)**		9.8	(0.1)
Convertible loan stock in subsidiary undertaking	**–**		**–**	(3.6)		(0.2)
Diluted earnings per share	**229.6**	**2,290.4**	**10.0**	167.0	1,866.6	8.9
Basic earnings per share	**229.6**	**2,277.4**	**10.1**	170.6	1,856.8	9.2
Effect of exceptionals						
Operating exceptional items	**15.1**		**0.7**	51.6		2.8
Demerger costs	**43.2**		**1.9**	11.8		0.6
Loss on the sale of operations	**58.3**		**2.5**	228.4		12.3
Profit on the disposal of fixed assets	**(2.0)**		**(0.1)**	(143.0)		(7.7)
Amounts written off fixed asset investments	**6.3**		**0.3**	–		–
Tax impact arising on exceptional items	**(29.4)**		**(1.3)**	24.6		1.3
Exceptional tax	**23.3**		**1.0**	–		–
Exceptional financing charges	**86.9**		**3.8**	–		–
Minority share of exceptional items	**–**		**–**	(1.3)		–
Acquisition goodwill amortisation (net of tax)	**6.2**		**0.3**	11.7		0.6
Basic – adjusted earnings per share	**437.5**	**2,277.4**	**19.2**	354.4	1,856.8	19.1
Diluted earnings per share	**229.6**	**2,290.4**	**10.0**	167.0	1,866.6	8.9
Effect of exceptionals						
Operating exceptional items	**15.1**		**0.7**	51.6		2.8
Demerger costs	**43.2**		**1.9**	11.8		0.6
Loss on the sale of operations	**58.3**		**2.5**	228.4		12.2
Profit on the disposal of fixed assets	**(2.0)**		**(0.1)**	(143.0)		(7.6)
Amounts written off fixed asset investments	**6.3**		**0.3**	–		–
Tax impact arising on exceptional items	**(29.4)**		**(1.3)**	24.6		1.3
Exceptional tax	**23.3**		**1.0**	–		–
Exceptional financing charges	**86.9**		**3.8**	–		–
Minority share of exceptional items	**–**		**–**	(1.3)		–
Acquisition goodwill amortisation (net of tax)	**6.2**		**0.3**	11.7		0.6
Diluted – adjusted earnings per share	**437.5**	**2,290.4**	**19.1**	350.8	1,866.6	18.8

13 Intangible assets – goodwill

£ millions	Group
Cost	
At 2 February 2003	2,707.5
Additions (see note 36)	54.8
Transferred with Kesa Electricals on demerger	(196.8)
Disposals	(89.0)
At 31 January 2004	2,476.5
Amortisation	
At 2 February 2003	56.0
Charge for year	7.2
Transferred with Kesa Electricals on demerger	(13.7)
Disposals	(28.3)
At 31 January 2004	21.2
Net book amount	
At 31 January 2004	2,455.3
At 1 February 2003	2,651.5

Having revised the remaining life of Screwfix Direct, all remaining goodwill, other than negative goodwill, is considered to have an indefinite life.

14 Tangible fixed assets

	Group			Company
£ millions	Land and buildings	Fixtures, fittings and equipment	**Total**	Fixtures, fittings and equipment
Cost or valuation				
At 2 February 2003	2,345.3	1,345.8	**3,691.1**	**14.9**
Disposal of subsidiary undertakings	(106.9)	(65.4)	**(172.3)**	**–**
Transferred with Kesa Electricals on demerger	(344.3)	(304.3)	**(648.6)**	**–**
Effect of foreign exchange rate changes	30.3	19.1	**49.4**	**–**
Additions	165.4	226.6	**392.0**	**3.7**
Disposals	(117.1)	(71.0)	**(188.1)**	**(9.9)**
Revaluation surplus	270.1	–	**270.1**	**–**
At 31 January 2004	2,242.8	1,150.8	**3,393.6**	**8.7**
Depreciation				
At 2 February 2003	58.3	591.9	**650.2**	**10.5**
Disposal of subsidiary undertakings	(6.1)	(44.9)	**(51.0)**	**–**
Transferred with Kesa Electricals on demerger	(14.8)	(62.3)	**(77.1)**	**–**
Effect of foreign exchange rate changes	2.1	11.4	**13.5**	**–**
Charge for year	20.1	147.9	**168.0**	**2.0**
Disposals	(5.0)	(60.6)	**(65.6)**	**(8.9)**
Revaluation surplus	(25.6)	–	**(25.6)**	**–**
At 31 January 2004	29.0	583.4	**612.4**	**3.6**
Net book amount				
At 31 January 2004	2,213.8	567.4	**2,781.2**	**5.1**
At 1 February 2003	2,287.0	753.9	**3,040.9**	**4.4**
Assets in the course of construction included above				
At 31 January 2004	208.8	82.6	**291.4**	**–**
At 1 February 2003	252.7	62.8	**315.5**	**–**

The cost of land and buildings includes £7.3m (2003: £31.1m) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £1.9m (2003: £2.4m).

The cost of fixtures, fittings and equipment includes £40.4m (2003: £40.9m) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £33.9m (2003: £31.6m).

The amount of interest capitalised in tangible fixed assets during the year was £2.9m (2003: £4.4m). The cumulative total of interest included at the balance sheet date was £15.2m (2003: £19.8m).

Land and buildings include investment properties as follows:

£ millions	Group
Cost or valuation	
At 2 February 2003	135.9
Additions	0.3
Reclassification to operating properties	(29.0)
Disposals	(99.8)
Revaluation surplus	4.6
At 31 January 2004	12.0

Land and buildings are analysed as follows:

					Group
£ millions	Freehold	Long leasehold	Short leasehold	**Total 2004**	Total 2003
Land and buildings					
At valuation	1,666.6	15.8	1.3	**1,683.7**	1,793.4
At cost	350.8	–	208.3	**559.1**	551.9
	2,017.4	15.8	209.6	**2,242.8**	2,345.3
Aggregate depreciation	11.2	–	17.8	**29.0**	58.3
Net book amount					
At 31 January 2004	2,006.2	15.8	191.8	**2,213.8**	
At 1 February 2003	1,962.6	74.5	249.9		2,287.0

If land and buildings had not been revalued, the cost to the Group would have been:

£ millions	**2004**	2003
Cost (excluding assets in the course of construction)	**1,584.3**	1,905.8
Aggregate depreciation	**20.6**	51.3
Net amount	**1,563.7**	1,854.5

During each of the last five years a representative sample of at least one-third of the freehold and long leasehold properties owned by B&Q Properties Limited (formerly Chartwell Land plc), the Group's property subsidiary, have been valued by external qualified valuers. CB Richard Ellis (Chartered Surveyors and Valuers) has carried out a valuation of such a representative sample as at 31 December 2003 and, based upon the results of these valuations, there have been internal valuations by qualified valuers employed by the Group of the remainder of B&Q Properties' portfolio.

All properties owned by Castorama France and Brico Dépôt were valued by FPD Savills (Chartered Surveyors and Valuers) and properties of Castorama Poland and Castorama Italy were valued by Cushman & Wakefield Healy Baker (Chartered Surveyors and Valuers) as at 31 December 2003.

Properties with any element of Group occupancy are valued on an existing use value basis, which does not take account of formal lease arrangements with Group companies or the Group's occupation of the premises. Properties without Group occupancy are valued on the basis of open market value. These valuation bases comply with the RICS Appraisal and Valuation Manual.

The directors have resolved to incorporate these valuations in the financial statements and the resulting revaluation adjustments have been taken to the revaluation reserve. The revaluations during the year ended 31 January 2004 resulted in a revaluation surplus of £295.7m (2003: £39.3m).

15 Fixed asset investments

Group – investments in joint ventures and associates

£ millions	Investment in joint ventures	Investment in associates
Cost		
At 2 February 2003	23.1	119.1
Additions	0.7	1.1
Transferred with Kesa Electricals on demerger	(1.7)	(9.0)
Disposals	–	(0.1)
Reclassification	(3.4)	3.4
Effect of foreign exchange rate changes	–	1.2
At 31 January 2004	18.7	115.7
Share of post acquisition reserves		
At 2 February 2003	8.9	12.0
Share of retained profits in year	7.3	7.4
Dividends	(1.0)	(1.4)
Transferred with Kesa Electricals on demerger	(11.7)	(11.0)
Amortisation of negative goodwill	–	1.0
Disposals	–	(0.5)
Reclassification	(1.0)	1.0
Effect of foreign exchange rate changes	(0.6)	0.9
At 31 January 2004	1.9	9.4
Group interest		
At 31 January 2004	20.6	125.1
At 1 February 2003	32.0	131.1

The Group's interest in joint ventures and associated undertakings includes goodwill as follows:

£ millions	**2004**	2003
Joint ventures		
Share of other net assets	**20.6**	32.0
Associates		
Goodwill	**13.2**	13.2
Negative goodwill	**(19.3)**	(20.3)
Share of other net assets	**131.2**	138.2
Total	**125.1**	131.1

Group – other investments

£ millions	ESOP shares (note 35)	Listed in the UK	Listed overseas	Unlisted	Total
At 2 February 2003	132.3	0.2	4.2	9.4	146.1
Prior year adjustment (see note 1)	(132.3)	–	–	–	(132.3)
At 2 February 2003 as restated	–	0.2	4.2	9.4	13.8
Transferred with Kesa Electricals on demerger	–	–	(4.2)	(3.1)	(7.3)
Provision against carrying value (see note 4)	–	–	–	(6.3)	(6.3)
At 31 January 2004	–	0.2	–	–	0.2
Market value of listed investments at 31 January 2004		0.3			0.3

Interests in Group companies, own shares and other investments

£ millions	ESOP shares (note 35)	Unlisted	Investment in associates	Investment in Group companies	Total
At 2 February 2003	132.3	6.3	109.1	4,436.7	4,684.4
Prior year adjustment (see note 1)	(132.3)	–	–	–	(132.3)
At 2 February 2003 as restated	–	6.3	109.1	4,436.7	4,552.1
Additions	–	–	–	1,068.5	1,068.5
Disposals	–	–	–	(5.1)	(5.1)
Provision against carrying value	–	(6.3)	–	–	(6.3)
At 31 January 2004	–	–	109.1	5,500.1	5,609.2

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings of the Group at the year end whose results or financial position, in the opinion of the directors, principally affect the figures of the Group.

Company	Country of incorporation and operation	% owned and voting rights	Description of share classes owned	Main activity
Principal subsidiaries				
B&Q (China) B.V.	Netherlands	100%	ordinary	Retailing
B&Q Ireland Limited	Ireland	100%	ordinary	Retailing
B&Q plc	Great Britain	100%	ordinary[2] and special[3]	Retailing
B&Q Properties Limited[1]	Great Britain	100%	ordinary	Property investment and development
Euro Depot Espana S.A.[4,7]	Spain	100%	ordinary	Retailing
Castorama Dubois Investissements S.C.A.[4]	France	100%	ordinary[2]	Holding company
Castorama France S.A.[4]	France	100%	ordinary	Retailing
Castorama Italia S.P.A.[4]	Italy	100%	ordinary	Retailing
Castorama Polska Sp.z.o.o.[4]	Poland	100%	ordinary	Retailing
Euro Depot S.A.[4,8]	France	100%	ordinary	Retailing
Halcyon Finance Ltd[1]	Great Britain	100%	ordinary	Finance
Screwfix Direct Limited	Great Britain	100%	ordinary	Retailing
Principal joint ventures				
B&Q International Co. Ltd[5]	Taiwan	50%	ordinary	Retailing
Koçtaş Yapi Marketleri Ticaret A.S.[5]	Turkey	50%	ordinary	Retailing
Flogistics Ltd[1]	Great Britain	50%	ordinary	Gift Vouchers
Principal associated undertakings				
Hornbach Holding A.G.[1,6]	Germany	21.2%	ordinary & preference	Retailing
Crealfi S.A.[4]	France	23.2%	ordinary	Finance

1 Held directly by Kingfisher plc.
2 The merged Castorama and B&Q group is 100% owned of which 44.7% is held directly by Kingfisher plc.
3 The special shares in B&Q are owned 100% by Kingfisher plc and are non-voting.
4 Owing to local conditions, these companies make up their accounts to 31 January each year.
5 Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, these companies made up their accounts to 31 December 2003.
6 To avoid undue delay in presentation of the Group accounts, the results and net assets of Hornbach Holding A.G. are included in the Group accounts for the year ended 30 November 2003. The Group's 21.2% interest in Hornbach Holding A.G. represents 25% of the voting ordinary shares and 17.4% of the non-voting preference shares.
7 Trading as Brico Stock.
8 Trading as Brico Dépôt.

All the companies incorporated in Great Britain are registered in England and Wales.

16 Development work in progress and stocks

During the year £nil (2003: £1.0m) of interest was capitalised in development work in progress. Stocks wholly comprise finished goods for resale.

17 Debtors

£ millions	Group 2004	Group 2003	Company 2004	Company 2003
Amounts falling due within one year				
Trade debtors	**75.8**	254.1	**–**	–
Owed by subsidiary undertakings	**–**	–	**4,707.7**	5,213.9
Owed by joint ventures	**0.2**	5.4	**–**	7.5
Property debtors	**9.4**	708.2	**–**	–
Corporation tax	**1.4**	17.1	**45.7**	–
Other debtors	**309.3**	266.5	**25.7**	12.9
Prepayments	**96.9**	118.4	**–**	0.2
	493.0	1,369.7	**4,779.1**	5,234.5
Amounts falling due after more than one year				
Other debtors	**25.8**	61.7	**–**	–

Other debtors principally comprise rebates due from suppliers. It also includes £18.1m (2003: £nil) in respect of an unsecured working capital facility provided to the purchasers of the ProMarkt business (a German electricals retail business) which was disposed of in the prior year. The loan carries interest at 7.5% and is repayable in January 2005.

Property debtors in 2003 included proceeds of £692.6m in respect of the disposal of 15 retail sites and five retail development sites by B&Q Property (formerly Chartwell Land), the Group's specialist retail property company.

18 *Current asset investments*

£ millions	Group 2004	Group 2003
Deposited and listed investments in the United Kingdom	**–**	131.6
Deposited and listed investments overseas	**13.8**	14.1
Total deposits and listed investments	**13.8**	145.7
Unlisted investments	**10.0**	–
	23.8	145.7

The total deposits and listed investments include cash deposits of £13.8m (2003: £39.2m), comprising certificates of deposits and money market deposits, attracting interest rates based on LIBOR or EURIBOR, fixed for periods of up to 12 months. In the prior year there were listed securities of £106.5m held by Triptych NV, a company within Kesa Electricals which was demerged during the year. The unlisted investments relate to overseas government securities.

19 Creditors: Amounts falling due within one year

£ millions	Group 2004	Group 2003 (restated)	Company 2004	Company 2003
Amounts falling due within one year				
Bank loans and overdrafts	**191.9**	680.5	**5.2**	513.8
Medium-term notes	**59.2**	45.0	**59.2**	45.0
Commercial paper	**–**	8.6	**–**	–
Obligations under finance leases	**16.5**	12.8	**–**	–
Trade creditors	**812.2**	1,087.1	**–**	–
Owed to subsidiary undertakings	**–**	–	**3,191.0**	1,718.3
Owed to joint ventures	**–**	0.7	**–**	–
Corporation tax	**79.2**	196.8	**–**	3.1
Other taxation and social security	**121.1**	266.9	**–**	–
Other creditors	**244.9**	275.3	**27.8**	58.9
Accruals and deferred income	**256.8**	526.9	**23.5**	28.3
Proposed dividend payable by parent	**143.4**	158.1	**143.4**	158.1
	1,925.2	3,258.7	**3,450.1**	2,525.5

Within bank loans and overdrafts an amount of £11.0m (2003: £48.2m) is secured over property, stock and other assets.

20 Creditors: Amounts falling due after more than one year

£ millions	Group 2004	Group 2003	Company 2004	Company 2003
Amounts falling due after more than one year				
eurosterling bond	**–**	199.5	**–**	199.5
Bank loans	**2.0**	998.2	**–**	983.9
Medium-term notes	**731.5**	205.6	**731.5**	205.6
External funding	**733.5**	1,403.3	**731.5**	1,389.0
Obligations under finance leases	**10.7**	20.4	**–**	–
Accruals and deferred income	**0.7**	104.7	**–**	–
	744.9	1,528.4	**731.5**	1,389.0
External funding and finance leases fall due for repayment as follows:				
Between one and two years	**0.9**	60.1	**–**	56.6
Between two and five years	**1.1**	1,191.2	**–**	1,183.4
After five years other than by instalments	**731.5**	152.0	**731.5**	149.0
External funding	**733.5**	1,403.3	**731.5**	1,389.0
Obligations under finance leases between one and five years	**10.7**	15.3	**–**	–
Obligations under finance leases over five years	**–**	5.1	**–**	–
	10.7	20.4	**–**	–

In October 2003, the Group issued two bonds under the Group's €2,500m Medium Term Note ("MTN") programme. A £250m bond, maturing in 2014, was issued with a coupon of 5.625% and the proceeds were converted to floating rate euro with an interest rate based on 3 month EURIBOR. A €500m bond, maturing in 2010, was issued with a coupon of 4.50%, of which €200m was swapped into a floating rate obligation based on 3 month EURIBOR. The proceeds of the bonds were used to repay bank loans.

In addition to the above, the Group issued a £150m bond under the Group's MTN programme in August 1999, with a coupon of 6.875%, maturing in 2010. This was swapped to floating rate based on 3 month LIBOR. The £200m eurosterling bond, due to mature in 2007, was redeemed in August 2003 as a consequence of the demerger.

21 Interest rate and currency profile of gross financial liabilities

Currency	Gross liabilities £ millions	Floating liabilities £ millions	Fixed liabilities £ millions	Weighted average interest rate on fixed liabilities %	Weighted average time for which rate is fixed Years	Non-interest bearing liabilities £ millions	Weighted average time until maturity Years
At 31 January 2004							
Sterling	171.5	152.2	0.9	6.80	1.9	18.4	13.6
euro	809.6	531.6	278.0	4.94	5.2	–	–
Other	49.1	49.1	–	–	–	–	–
Gross liabilities	1,030.2	732.9	278.9	4.95	5.2	18.4	13.6
Of which:							
Bank loans and overdrafts (see note 19)	191.9						
Medium-term notes (see note 19)	59.2						
Obligations under finance leases less than one year (see note 19)	16.5						
External funding due after more than one year (see note 20)	733.5						
Onerous property contracts (see note 28)	18.4						
Obligations under finance leases more than one year (see note 20)	10.7						
	1,030.2						
At 2 February 2003							
Sterling	1,269.1	1,221.9	41.2	6.68	0.8	6.0	6.7
euro	920.9	731.4	88.0	6.34	3.0	101.5	2.1
Other	83.6	83.6	–	–	–	–	–
Gross liabilities	2,273.6	2,036.9	129.2	6.45	2.3	107.5	2.4
Of which:							
Bank loans and overdrafts (see note 19)	680.5						
Medium-term notes (see note 19)	45.0						
Commercial paper (see note 19)	8.6						
Obligations under finance leases less than one year (see note 19)	12.8						
External funding due after more than one year (see note 20)	1,403.3						
Other accruals and deferred income (excluding non-financial liabilities)	98.8						
Onerous property contracts (see note 28)	4.2						
Obligations under finance leases more than one year (see note 20)	20.4						
	2,273.6						

The floating rate liabilities have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months and include fixed rate debt which has been swapped to floating rate using interest rate derivative contracts.

22 Interest rate and currency profile of gross financial assets

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 31 January 2004							
Sterling	133.3	110.8	–	–	–	22.5	2.2
euro	42.1	17.9	–	–	–	24.2	–
Other	18.6	4.3	10.2	5.13	–	4.1	–
Gross financial assets	194.0	133.0	10.2	5.13	–	50.8	1.0
Of which:							
Fixed asset investments (see note 15)	0.2						
Debtors due after more than one year (see note 17)	25.8						
Current asset investments (see note 18)	23.8						
Cash at bank and in hand	144.2						
	194.0						
At 2 February 2003							
Sterling	247.5	188.3	–	–	–	59.2	1.9
euro	44.7	9.3	–	–	–	35.4	0.6
Other	27.5	19.8	–	–	–	7.7	–
Gross financial assets	319.7	217.4	–	–	–	102.3	1.3
Of which:							
Fixed asset investments (see note 15)	13.8						
Debtors due after more than one year (see note 17)	61.7						
Current asset investments (see note 18)	145.7						
Cash at bank and in hand	98.5						
	319.7						

The floating rate financial assets have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

23 Currency risk

To mitigate the effect of currency translation exposures arising from overseas investments, the Group's policy is to borrow in the local currencies of its principal operating subsidiaries. Gains and losses arising on the financial instruments used to hedge the currency translation exposures are recognised in the statement of recognised gains and losses to the extent that there are gains and losses arising on the overseas investments in accordance with SSAP 20. After taking into account the effect of any hedging transactions entered into to manage currency exposures, there were no significant net foreign currency monetary assets or liabilities at the balance sheet date.

24 Maturity of financial liabilities

The maturity of the Group's gross financial liabilities is as follows:

£ millions	2004	2003
Within one year	**286.0**	746.9
Between one and two years	**8.2**	173.1
Between two and five years	**4.5**	1,196.5
Over five years	**731.5**	157.1
	1,030.2	2,273.6

25 Borrowings facilities

At 31 January 2004 the Group had the following undrawn committed borrowing facilities available:

£ millions	2004	2003
Expiring within one year	**–**	140.6
Expiring in more than one year but no more than two years	**–**	–
Expiring beyond two years	**720.0**	438.4
	720.0	579.0

26 Fair values of financial assets and liabilities

Set out below is a year end comparison of fair and book values of all the Group's financial instruments by category. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2004		2003	
£ millions	**Book value**	**Fair value**	Book value	Fair value
Primary financial instruments held or issued to finance the Group's operations				
Fixed asset investments	**0.2**	**0.3**	13.8	22.6
Long-term borrowings	**(751.5)**	**(761.0)**	(425.5)	(465.3)
	(751.3)	**(760.7)**	(411.7)	(442.7)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	**41.6**	**49.8**	21.9	63.8
Cross currency interest rate swaps	**8.2**	**8.0**	(9.6)	(10.1)
Currency options	**–**	**0.3**	–	(1.4)
Forward foreign currency contracts	**–**	**(9.9)**	–	(38.0)
	49.8	**48.2**	12.3	14.3
	(701.5)	**(712.5)**	(399.4)	(428.4)

The book and fair values of long-term borrowings in the table above excludes the effect of cross-currency interest rate swaps of £7.3m (2003: £nil).

There are no material differences between the book and fair values of the Group's other financial assets and liabilities. Book value and fair values of interest rate derivative financial instruments include accrued interest.

27 Hedges

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability and their gains and losses are not recognised until the exposure that is being hedged is itself recognised.

The table below details the unrecognised gains and losses on instruments used for hedging and the movements therein as follows:

At 31 January 2004 £ millions	Gains	Losses	**Total net gains/ (losses)**
Unrecognised gains and losses on hedges at 2 February 2003	42.1	(40.1)	**2.0**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 31 January 2004	29.6	(40.1)	**(10.5)**
Gains and losses arising in the previous years or pre-acqusition periods that were not recognised in the period to 31 January 2004	12.5	–	**12.5**
Gains and losses arising in the period ending 31 January 2004 that were not recognised in that period	2.5	(16.6)	**(14.1)**
Unrecognised gains and losses on hedges at 31 January 2004	15.0	(16.6)	**(1.6)**
Of which:			
Gains and losses expected to be recognised within one year	2.9	(16.6)	**(13.7)**
Gains and losses expected to be recognised after more than one year	12.1	–	**12.1**
	15.0	(16.6)	**(1.6)**

At 1 February 2003 £ millions	Gains	Losses	**Total net gains/ (losses)**
Unrecognised gains and losses on hedges at 3 February 2002	38.3	(5.1)	**33.2**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 1 February 2003	18.4	(0.9)	**17.5**
Gains and losses arising in the previous years or pre-acqusition periods that were not recognised in the period to 1 February 2003	19.9	(4.2)	**15.7**
Gains and losses arising in the period ending 1 February 2003 that were not recognised in that period	22.2	(35.9)	**(13.7)**
Unrecognised gains and losses on hedges at 1 February 2003	42.1	(40.1)	**2.0**
Of which:			
Gains and losses expected to be recognised within one year	12.4	(40.1)	**(27.7)**
Gains and losses expected to be recognised after more than one year	29.7	–	**29.7**
	42.1	(40.1)	**2.0**

Unrecognised gains and losses on hedges at 2 February 2003 included unrealised losses of £33.1m in respect of a foreign exchange contract which, at that date, hedged expected euro receipts from the sale or Initial Public Offering (IPO) of Kesa Electricals. As Kesa Electricals was subsequently demerged, part of the contract was no longer required, and was closed out in April 2003 at a loss of £83.1m, reflecting an adverse movement in the exchange rate since 2 February 2003. This loss was recognised in the profit and loss account as an exceptional financing charge in the period to 31 January 2004. A further loss of £45.9m arose on settlement of the remaining part of the swap contract at demerger date. This has been offset through reserves against the gain arising on the repayment by Kesa Electricals of euro denominated loans at the date of demerger.

Gains and losses expected to be recognised after more than one year at 2 February 2003 included an unrecognised gain of £17.2m on an interest rate swap. Subsequently debt associated with this swap was repaid as a consequence of the demerger of Kesa Electricals, and a gain on the swap of £23.9m was recognised in the period to 31 January 2004.

28 Provisions for liabilities and charges

£ millions	Pensions	Deferred tax	Onerous property contracts	Customer returns	Group Total	Company Onerous property contracts
Balance at 2 February 2003	17.6	31.9	4.2	–	**53.7**	**–**
Prior year adjustment (see note 1)	–	(5.0)	–	5.1	**0.1**	**–**
Balance at 2 February 2003 – restated	17.6	26.9	4.2	5.1	**53.8**	**–**
Charge/(credit) to profit and loss account	9.9	(3.7)	7.9	6.1	**20.2**	**3.0**
Utilised in the year	–	–	(1.0)	(5.1)	**(6.1)**	**–**
Reclassified from creditors	–	–	8.6	–	**8.6**	**6.2**
Disposals	–	(1.9)	–	–	**(1.9)**	**–**
Transferred with Kesa Electricals on demerger	(2.9)	(7.0)	(1.3)	–	**(11.2)**	**–**
Effect of foreign exchange rate changes	0.5	0.3	–	–	**0.8**	**–**
Balance at 31 January 2004	25.1	14.6	18.4	6.1	**64.2**	**9.2**

£ millions	Group Provided 2004	Group Provided 2003 (restated)	Group Not provided 2004	Group Not provided 2003
Deferred taxation				
Accelerated capital allowances	**28.6**	36.0	**–**	–
Revalued properties	**–**	–	**264.6**	172.6
Losses	**–**	(2.2)	**(9.8)**	(47.9)
Other timing differences	**(14.0)**	(6.9)	**–**	(0.6)
	14.6	26.9	**254.8**	124.1

Within the pensions provision, the final salary pension fund provision for the UK pension scheme is £13.5m (2003: £6.6m). This provision arises through accounting for the UK pension costs under SSAP 24 (see note 33). The remaining pension provision of £11.6m (2003: £11.0m), relates to overseas pension schemes.

Within the onerous property contracts provision, the Group has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges.

As a result of the adoption of Application Note G of FRS 5 in the current year (see note 1), a provision for customer returns has been made representing the estimate of sales returns at the year end. The provision is not discounted.

The deferred tax not provided on revalued properties relates to the tax that would arise (net of available reliefs including capital losses) if those properties were sold for the revalued amount.

Losses and other timing differences which have not been recognised as deferred tax assets will be recoverable when there are taxable profits available against which they can be relieved. Losses not recognised have reduced largely as a result of the demerger of Kesa Electricals.

Deferred tax has been included on unremitted earnings of overseas subsidiaries only where there is an intention to remit these in the foreseeable future.

Deferred tax is not discounted.

29 Called up share capital

Authorised	2004 Number of ordinary shares millions	2004 £ millions	2003 Number of ordinary shares millions	2003 £ millions
Ordinary shares of 15 5/7p (2003: 13.75p) each	**3,022.7**	**475.0**	3,454.5	475.0

Allotted and fully paid	2004 Number of ordinary shares millions	2004 £ millions	2003 Number of ordinary shares millions	2003 £ millions
Ordinary shares of 13.75p each at 2 February 2003	**2,612.8**	**359.3**		177.7
Scrip dividend alternative (2003 final)	**34.7**	**4.8**		3.2
Options exercised under ShareSave at between £1.57 and £3.232 per share	**0.1**	**–**		0.3
Options exercised under the Executive Share Option Scheme at between £1.9495 and £2.4806 per share	**0.2**	**–**		0.2
Rights issue	**–**	**–**		177.9
	2,647.8	**364.1**		359.3
Effect of share consolidation	**(331.0)**			
Ordinary shares of 15 5/7p each	**2,316.8**	**364.1**		
Scrip dividend alternative (2004 interim)	**13.5**	**2.1**		
Options exercised under ShareSave at between £1.57 and £3.3075 per share	**0.5**	**–**		
Options exercised under the Executive Share Option Scheme at between £1.8581 and £2.4806 per share	**0.6**	**0.1**		
Ordinary shares of 15 5/7p each at end of year	**2,331.4**	**366.3**		

On 7 July 2003 Kingfisher plc shares were consolidated on a 7 for 8 basis into ordinary shares of 15 5/7p approved by the shareholders at the extraordinary general meeting on 4 July 2003.

30 Reserves

£ millions	Share premium account	Revaluation reserve	Non-distributable reserve	Profit and loss account	Group **Total**
At 2 February 2003	2,155.2	165.8	159.0	1,623.2	**4,103.2**
Prior year adjustment (see note 1)	–	–	–	(145.6)	**(145.6)**
At 2 February 2003 as restated	2,155.2	165.8	159.0	1,477.6	**3,957.6**
Shares issued under option schemes	2.6	–	–	–	**2.6**
Scrip dividend alternative	(6.9)	–	–	118.3	**111.4**
Profit for the financial year	–	–	–	229.6	**229.6**
Ordinary dividends on equity shares	–	–	–	(221.1)	**(221.1)**
Addition to ESOP shares due to scrip dividend	–	–	–	(1.7)	**(1.7)**
ESOP shares disposed	–	–	–	17.6	**17.6**
Unrealised surplus on revaluation of properties (see note 14)	–	295.7	–	–	**295.7**
Property revaluation surplus now realised	–	(20.2)	–	20.2	**–**
Dividend in specie on demerger	–	–	–	(1,592.9)	**(1,592.9)**
Goodwill resurrected on demerger	–	–	–	1,230.3	**1,230.3**
Net foreign exchange adjustments	–	–	–	(15.1)	**(15.1)**
Tax on exchange adjustments	–	–	–	23.4	**23.4**
At 31 January 2004	2,150.9	441.3	159.0	1,286.2	**4,037.4**

As disclosed in note 1, UITF Abstract 38 has been adopted for the first time in these financial statements resulting in the own shares held by the Kingfisher Employee Share Ownership Trust being reclassified from fixed asset investments to the profit and loss reserve. The value of the ESOP shares deducted from the profit and loss reserve at 31 January 2004 is £126.8m (2003: £142.7m as restated).

There are no amounts of goodwill directly written off to reserves (2003: £1,230.3m).

Included in net exchange adjustments are exchange losses of £43.6m (2003: exchange losses of £32.6m) arising on borrowings denominated in, or swapped into foreign currencies designated as hedges of net investments overseas. In addition, net exchange losses of £nil (2003: net exchange losses £6.2m) have been charged to the profit and loss account.

The tax on exchange adjustments is comprised of UK corporation tax of £22.2m (2003: £8.7m) and overseas tax of £1.2m (2003: £1.3m).

£ millions	Share premium account	Non-distributable reserve	Profit and loss account	Company **Total**
At 2 February 2003	2,155.2	2,934.2	577.3	**5,666.7**
Prior year adjustment (see note 1)	–	–	(132.3)	**(132.3)**
At 2 February 2003 as restated	2,155.2	2,934.2	445.0	**5,534.4**
Shares issued under option schemes	2.6	–	–	**2.6**
Scrip dividend alternative	(6.9)	–	118.3	**111.4**
Addition due to scrip dividend	–	–	(1.7)	**(1.7)**
ESOP shares disposed	–	–	17.6	**17.6**
Profit for the financial year	–	–	257.5	**257.5**
At 31 January 2004	2,150.9	2,934.2	836.7	**5,921.8**

The company profit on ordinary activities after taxation was £1,206.6m (2003: £164.3m).

The non-distributable reserve represents the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and the dividend in specie received from a subsidiary prior to the demerger of Woolworths Group plc.

31 Reconciliation of movement in equity shareholders' funds

£ millions	Group 2004	Group 2003 (restated)	Company 2004	Company 2003 (restated)
Profit for the financial year attributable to the members of Kingfisher plc	**229.6**	170.6	**1,206.6**	164.3
Ordinary dividends on equity shares	**(221.1)**	(244.0)	**(221.1)**	(244.0)
Dividend in specie relating to the demerger of Kesa Electricals	**(1,592.9)**	–	**(728.0)**	–
	(1,584.4)	(73.4)	**257.5**	(79.7)
Goodwill resurrected on demerger	**1,230.3**	–	**–**	–
Foreign exchange adjustments (net of tax)	**8.3**	5.9	**–**	–
Unrealised surplus on revaluation of properties (see note 14)	**295.7**	39.3	**–**	–
Tax on realised revaluation surplus	**–**	(7.4)	**–**	–
Shares issued under option schemes	**2.7**	6.1	**2.7**	6.1
Gain on the disposal of nil-paid rights	**–**	10.8	**–**	10.8
Proceeds from rights issue (net of issue costs of £43.9m)	**–**	1,961.2	**–**	1,961.2
ESOP shares disposed	**17.6**	–	**17.6**	–
Addition to ESOP shares due to scrip dividend	**(1.7)**	–	**(1.7)**	–
Scrip issue	**118.3**	49.1	**118.3**	49.1
Minority interest movement on issue of shares in Castorama	**–**	(0.9)	**–**	–
Net addition to shareholders' funds	**86.8**	1,990.7	**394.4**	1,947.5
Opening shareholders' funds	**4,316.9***	2,326.2	**5,893.7†**	3,946.2
Closing shareholders' funds	**4,403.7**	4,316.9	**6,288.1**	5,893.7

* Originally £4,462.5m before deducting prior year adjustment of £145.6m.

† Originally £6,026.0m before deducting prior year adjustment of £132.3m.

32 Consolidated cash flow

(a) Reconciliation of operating profit to net cash flow from operating activities

£ millions	2004	2003
Group operating profit	**635.2**	612.0
Impairment charge	**–**	20.0
Depreciation and amortisation	**175.2**	221.6
Decrease in development work in progress	**5.1**	56.4
Increase in stocks	**(74.5)**	(100.1)
Decrease in debtors	**1.1**	58.2
Increase in creditors	**41.3**	21.6
(Profit)/loss on disposal of fixed assets	**(6.0)**	5.3
Net cash inflow from operating activities	**777.4**	895.0

(b) Analysis of changes in cash

				2004				2003
£ millions	**Net cash**	**Liquid resources**	**Financing**	**Total**	Net cash	Liquid resources	Financing	Total
At start of year	**77.2**	**21.3**	**–**	**98.5**	97.3	290.1	–	387.4
Cash in subsidiaries acquired	**–**	**–**	**–**	**–**	5.2	–	–	5.2
Cash in subsidiaries disposed	**–**	**–**	**–**	**–**	(35.9)	–	–	(35.9)
Foreign exchange effects	**4.2**	**–**	**–**	**4.2**	6.6	–	–	6.6
Increase/(decrease) in short-term deposits	**–**	**41.4**	**–**	**41.4**	–	(268.8)	–	(268.8)
Net cash inflow	**0.1**	**–**	**–**	**0.1**	4.0	–	–	4.0
At end of year	**81.5**	**62.7**	**–**	**144.2**	77.2	21.3	–	98.5

(c) Analysis of changes in investments

				2004				2003
£ millions	**Net cash**	**Liquid resources**	**Financing**	**Total**	Net cash	Liquid resources	Financing	Total
At start of year	**–**	**145.7**	**–**	**145.7**	–	174.7	–	174.7
Liquid resources demerged with Kesa Electricals	**–**	**(168.3)**	**–**	**(168.3)**	–	–	–	–
Foreign exchange effects	**–**	**4.7**	**–**	**4.7**	–	1.8	–	1.8
Increase/(decrease) in short-term investments	**–**	**41.7**	**–**	**41.7**	–	(30.8)	–	(30.8)
At end of year	**–**	**23.8**	**–**	**23.8**	–	145.7	–	145.7

Liquid resources comprise deposits and investments and include amounts held to meet current and future claims under insurance policies underwritten by the Group (note 18).

(d) Analysis of changes in gross debt*

£ millions	Net overdraft 2004	Liquid resources 2004	Financing 2004	Total 2004	Net overdraft 2003	Liquid resources 2003	Financing 2003	Total 2003
At start of year	**(155.5)**	**–**	**(2,015.1)**	**(2,170.6)**	(89.6)	–	(1,516.7)	(1,606.3)
Debt in subsidiary becoming a joint venture	**–**	**–**	**–**	**–**	–	–	172.3	172.3
Debt demerged with Kesa Electricals	**–**	**–**	**591.3**	**591.3**	–	–	–	–
Foreign exchange effects	**(1.5)**	**–**	**(54.3)**	**(55.8)**	(12.8)	–	(51.0)	(63.8)
Net cash inflow/(outflow)	**27.1**	**–**	**–**	**27.1**	(53.1)	–	–	(53.1)
Amortisation of underwriting and issue costs of new debt	**–**	**–**	**(1.5)**	**(1.5)**	–	–	(6.5)	(6.5)
Decrease/(increase) in debt and lease financing	**–**	**–**	**597.7**	**597.7**	–	–	(613.2)	(613.2)
At end of year	**(129.9)**	**–**	**(881.9)**	**(1,011.8)**	(155.5)	–	(2,015.1)	(2,170.6)

* Includes bank loans and overdrafts, bills payable, medium-term notes, all external funding and finance lease obligations shown in notes 19 and 20.

(e) Total net debt

£ millions	Net overdraft 2004	Liquid resources 2004	Financing 2004	Total 2004	Net overdraft 2003	Liquid resources 2003	Financing 2003	Total 2003
At start of year	**(78.3)**	**167.0**	**(2,015.1)**	**(1,926.4)**	7.7	464.8	(1,516.7)	(1,044.2)
Increase/(decrease) in cash	**27.2**	**–**	**–**	**27.2**	(79.8)	–	–	(79.8)
Debt in subsidiary becoming a joint venture	**–**	**–**	**–**	**–**	–	–	172.3	172.3
Debt demerged with Kesa Electricals	**–**	**(168.3)**	**591.3**	**423.0**	–	–	–	–
Increase/(decrease) in short-term deposits	**–**	**41.4**	**–**	**41.4**	–	(268.8)	–	(268.8)
Decrease/(increase) in debt and lease financing	**–**	**–**	**597.7**	**597.7**	–	–	(613.2)	(613.2)
Amortisation of underwriting and issue costs of new debt	**–**	**–**	**(1.5)**	**(1.5)**	–	–	(6.5)	(6.5)
Increase/(decrease) in short-term investments	**–**	**41.7**	**–**	**41.7**	–	(30.8)	–	(30.8)
Foreign exchange effects	**2.7**	**4.7**	**(54.3)**	**(46.9)**	(6.2)	1.8	(51.0)	(55.4)
At end of year	**(48.4)**	**86.5**	**(881.9)**	**(843.8)**	(78.3)	167.0	(2,015.1)	(1,926.4)

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

33 Pension costs

Pension schemes operated and regular pension costs – SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £44.7m (2003: £43.8m) includes £2.3m (2003: £3.2m) for the UK defined contribution scheme.

A formal actuarial valuation of the UK defined benefit scheme ("the Scheme") was carried out by an independent professionally qualified actuary, at 31 March 2002, using the projected unit method of funding. In this valuation, the assets were taken at their market value of £900m (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2002. The principal assumptions adopted for the future were an inflation rate of 3.0% p.a., an investment return on existing assets of 6.6% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a.. On this basis, the assets were sufficient to cover over 101% of the Scheme's liabilities. The next valuation will be performed as at 31 March 2004.

The pension cost for this Scheme charged in the profit and loss account of £37.9m (2003: £35.2m) is based on the formal actuarial valuation described above, adjusted to reflect market movements since the date of this valuation, and in accordance with SSAP 24 "Accounting for pension costs". The valuation assumptions used for accounting purposes are an inflation rate of 3.0% p.a., an investment return on existing assets of 7.1% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a.. Variations against regular cost have been amortised using the straight line method. The pension cost for the Scheme is £7.2m higher than the contributions paid into the Scheme by the Group during the year. The contributions paid into the Scheme are in line with the contribution rate as advised by the actuary following the valuation at 31 March 2004.

There are also funded and unfunded defined benefit arrangements covering senior executives in France, for which the charge in profit and loss account was £2.0m (2003: £4.8m). A further £2.5m charge (2003: £0.6m) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

The Accounting Standards Board has deferred the full mandatory adoption of FRS 17 as a result of the planned move to International Financial Reporting Standards. Instead the transitional disclosure requirements will continue.

The valuation of the Scheme used for FRS 17 disclosures has been based on the most recent actuarial valuation of the Group's UK Scheme at 31 March 2002 and updated to 31 January 2004 and takes into account the transitional requirements of FRS 17.

The financial assumptions used to calculate estimated Scheme liabilities under FRS 17 are:

Annual percentage rate	**2004 %**	2003 %	2002 %
Discount rate	**5.6**	5.5	5.7
Salary escalation	**4.3**	3.9	4.0
Rate of pension increases	**2.7**	2.3	2.4
Price inflation	**2.7**	2.3	2.4

The assets in the Scheme at 31 January 2004 and the expected future rates of return on them were:

	2004		2003		2002	
	£ millions	**%**	£ millions	%	£ millions	%
Equities	**566**	**8.0**	388	8.5	702	8.5
Bonds	**254**	**5.0**	288	4.7	143	4.7
Property	**32**	**6.5**	7	7.0	–	7.0
Other (principally cash)	**57**	**3.7**	99	3.8	223	3.8
Total market value of assets	**909**	**6.5**	782	6.5	1,068	6.5
Present value of scheme liabilities	**(1,179)**		(1,050)		(1,228)	
Deficit in the scheme	**(270)**		(268)		(160)	
Related deferred tax asset	**81**		80		48	
Net pension liability	**(189)**		(188)		(112)	

The assets and liabilities in the Scheme at 2 February 2002 relating to Superdrug and Woolworths scheme members were transferred out of the Scheme during 2002/3.

The assets and liabilities in the Scheme at 31 January 2004 still include those balances related to Kesa Electricals. At the end of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £189m, being approximately £157m attributable to the Group and £32m to Kesa Electricals. Under the terms of the Kesa Electricals demerger, the assets and liabilities associated with Kesa employees are to be transferred to a new Kesa Electricals scheme after they cease to participate in the Kingfisher Pension Scheme on 31 March 2004. No account has been taken of any curtailment gains or losses in the current financial year. These will be taken into account together with the related settlement gains or losses for the year in which the provisions of the demerger agreement take full effect (expected to be in 2004/5).

If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve at 31 January 2004 would be as follows:

Net assets

£ millions	**2004**	2003
Net assets excluding net pension liability	**4,396**	4,334
Pension provision under SSAP 24	**13**	7
Net pension liability	**(189)**	(188)
Net assets including net pension liability	**4,220**	4,153

Reserves

£ millions	**2004**	2003
Profit and loss reserve excluding net pension liability	**1,411**	1,615
Pension provision under SSAP 24	**13**	7
Net pension liability	**(189)**	(188)
Profit and loss reserve including net pension liability	**1,235**	1,434

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the financial year to 31 January 2004:

Amounts charged to operating profit in respect of defined benefit schemes

£ millions	**2004**	2003
Amounts (charged)/credited to operating profit		
Current service cost	**(36)**	(38)
Past service cost	**(1)**	–
Gain on settlements	**–**	95
Gain on curtailment	**–**	1
Total operating (charge)/credit	**(37)**	58
Amounts (charged)/credited to other finance income		
Expected return on pension scheme assets	**51**	71
Interest on pension scheme liabilities	**(57)**	(65)
Net return	**(6)**	6
Total (charged)/credited to profit and loss account	**(43)**	64

The gain on settlements and curtailments in the prior year related to the demerger of Woolworths Group plc.

Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)

	2004	2003
Actual return less expected return on pension scheme assets – £m	**71**	(201)
As % of scheme assets	**7.8%**	25.7%
Experience gain arising on scheme liabilities – £m	**(5)**	25
As % of present value of scheme liabilities	**0.6%**	2.4%
Changes in assumptions underlying present value of scheme liabilities (financial and demographic) – £m	**(54)**	(27)
Actuarial gain recognised in STRGL – £m	**12**	(203)
As % of present value of scheme liabilities	**1.3%**	19.3%

33 Pension costs continued

Movement in deficit during the year

£ millions	2004	2003
Deficit in scheme at start of year (before tax)	**(268)**	(160)
Current service cost	**(37)**	(38)
Employer contributions	**29**	31
Settlement gain	**–**	95
Curtailment gain	**–**	1
Other finance (charge)/income	**(6)**	6
Actuarial gain/(loss) recognised in STRGL	**12**	(203)
Deficit in scheme at end of year (before tax)	**(270)**	(268)

Comparison between SSAP 24 and FRS 17		
FRS 17 total profit and loss account charge excluding settlement gains arising on bulk transfer	**(43)**	(31)
SSAP 24 total profit and loss account charge	**(37)**	(35)

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £10m (2003: £24m), the Group balance sheet provision totalled £12m (2003: £11m) and the aggregate unfunded obligations for the plans was £7m (2003: £15m).

34 Commitments

				Group
£ millions	**Land and buildings 2004**	**Plant and equipment 2004**	Land and buildings 2003	Plant and equipment 2003
Annual commitments under operating leases				
Expiring within one year	**2.5**	**4.2**	22.8	5.0
Expiring between two and five years	**9.1**	**19.9**	41.7	31.1
Expiring in five years or more	**252.6**	**0.2**	258.4	–
Total	**264.2**	**24.3**	322.9	36.1

Capital commitments contracted but not provided for by the Group amounted to £52.2m (2003: £23.8m). The Company has no capital commitments.

35 Share options

All grants of options are made by the Remuneration Committee, which consists solely of non-executive directors.

The Executive, International Executive and Phantom Share Option Schemes are being replaced by the Kingfisher Incentive Scheme. The last grant of options under the Executive, International Executive and Phantom Share Option Schemes was made in April 2003. Under these Schemes, participants received a bi-annual allocation of options based on their position in the Group. In granting options, the Remuneration Committee had regard to both individual and Company performance. Since April 2002, the option price has been the average market price over a five day period ending on the grant date, without discount. (Prior to April 2002, the option price was the market price on the day the offer was made, with no discount.) The options are capable of exercise after at least three years and within 10 years of the date of grant. The only exceptions are the Phantom Share Options granted on 23 October 1997. On the exercise of Phantom Options, applicants receive in cash the increase in value of the allocated number of notional shares in the Company. In total 1,305 executives held various options as at 31 January 2004.

In addition, all permanent employees (excluding those receiving Executive Options) were granted options over 400 shares in both 1997 and 1998, provided that they were employed as at 19 March 1997 and in employment on the date of grant. These options are within the Executive Share Option Scheme.

Under the UK ShareSave Plan, eligible UK employees have been invited to enter into Inland Revenue approved savings contracts for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price has been the average market price over three days shortly before an offer to subscribe, discounted by a maximum of 20%. Options are exercisable within a six-month period from the conclusion of a three or five-year period. Exemption from UITF Abstract 17 (Revised) has been taken for the Scheme.

An International ShareSave Plan, along the lines of the UK ShareSave Plan is available for eligible employees overseas.

There are 15,250 employees in ShareSave Plans, of which 1,996 are in the International Plan.

Following the demerger of Woolworths Group and Kesa Electricals, their employees (included in the 15,250 participants mentioned above) are entitled to continue their Kingfisher ShareSave options until maturity or disassociation (the point at which the common shareholding in Kingfisher plc and each of Woolworths Group and Kesa Electricals falls below 50%), whichever is earlier. From this date their options will be exercisable for a six-month period.

The Qualifying Employee Share Ownership (QUEST) having assumed the obligation to satisfy options granted under the UK ShareSave plan subscribed for shares at their market value at the time of subscription (funded by the exercise money received from option holders and contributions from Group companies) until 5 September 2005. During the year the QUEST subscribed for 65,390 shares for a total consideration of £0.16m. Dividends on shares held by the QUEST are waived in accordance with the trust deed.

The rules of the Executive, International Executive and Phantom Share Option Schemes and ShareSave Plan include provision for the early exercise of options in certain circumstances.

Options to subscribe under the various schemes for ordinary shares of 15⁵⁄₇p, including those noted in directors' interest in the Remuneration Report on pages 15 and 16 are shown below:

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable[1] from	Number of shares for which rights are exercisable 2004	2003
Executive, International Executive and Phantom Share Options	26/04/93	211.44	–	26/04/96	**–**	97,060
	20/10/93	247.30	–	20/10/96	**–**	19,458
	29/04/94	217.85	5	29/04/97	**429,800**	442,438
	15/11/94	179.72	2	15/11/97	**66,222**	66,222
	15/11/94	176.89	6	15/11/99	**323,852**	323,852
	28/04/95	169.90	6	28/04/98	**153,053**	153,053
	30/10/95	185.81	10	30/10/00	**588,475**	704,557
	01/05/96	220.12	34	01/05/99	**744,795**	933,062
	25/10/96	241.64	2	25/10/99	**17,958**	17,958
	25/10/96	237.83	19	25/10/01	**1,128,037**	1,212,545
	16/04/97	248.06	54	16/04/00	**1,315,602**	1,583,817
	23/10/97	305.83	31	23/10/00	**243,582**	288,259
	23/10/97	301.00	26	23/10/02	**1,008,570**	1,008,570
	27/04/98	414.95	99	27/04/04[1]	**1,777,754**	1,974,238
	26/10/98	395.69	16	26/10/04[1]	**122,256**	143,969
	26/10/98	389.44	37	26/10/04[1]	**550,496**	550,496
	01/04/99	589.76	154	01/04/04[1]	**1,288,927**	1,434,250
	01/04/99	580.45	1	01/04/04[1]	**7,518**	7,518
	26/05/99	607.51	2	26/05/04[1]	**6,105**	22,893
	28/09/99	482.53	30	28/09/04[1]	**574,153**	786,035
	28/09/99	474.91	42	28/09/04	**677,098**	677,098
	17/04/00	393.43	299	17/04/04[1]	**6,887,478**	7,120,412
	17/04/00	387.21	44	17/04/05	**657,073**	657,073
	25/04/00	423.06	4	25/04/04[1]	**32,261**	32,261
	25/09/00	357.18	284	25/09/04[1]	**3,105,908**	3,201,967
	25/09/00	351.54	48	25/09/04	**392,299**	392,299
	26/09/01	209.93	525	26/09/04	**9,157,193**	10,020,341
	26/09/01	206.62	59	26/09/05	**1,839,801**	1,839,801
	09/04/02	290.08	780	09/04/05	**4,399,343**	4,538,676
	09/04/02	285.51	61	09/04/06	**714,728**	714,728
	08/10/02	194.95	607	08/10/05	**6,297,235**	7,597,879
	08/10/02	194.95	277	08/10/06	**1,678,612**	2,830,458
	08/10/02	195.25	22	08/10/05	**160,553**	261,659
	17/04/03	237.85	664	17/04/06	**6,777,869**	–
	17/04/03	237.85	284	17/04/07	**1,993,817**	–
					55,118,423	51,654,902

35 Share Options continued

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable[1] from	Number of shares for which rights are exercisable 2004	2003
All-employee	16/04/97	248.06	2,052	16/04/00	**1,085,508**	1,643,603
	16/04/97	244.15	–	16/04/02	**–**	2,269,729
	21/07/98	374.92	7,286	21/07/01	**3,854,294**	5,623,799
	21/07/98	369.01	–	21/07/03	**–**	2,778,545
					4,939,802	12,315,676
UK and International ShareSave	09/05/97	199.73	–	01/08/02	**–**	43,323
	07/05/98	330.75	28	01/08/03	**24,038**	1,070,150
	07/05/99	532.37	–	01/08/02	**–**	218,399
	07/05/99	532.37	869	01/08/04	**322,464**	385,415
	21/10/99	382.10	–	01/12/02	**–**	722,214
	21/10/99	382.10	814	01/12/04	**519,165**	626,892
	21/10/99	439.24	1,377	01/12/04	**551,286**	725,285
	16/05/00	323.20	40	01/07/03	**22,138**	813,846
	16/05/00	323.20	761	01/07/05	**482,913**	601,635
	16/05/00	384.24	325	01/07/05	**109,804**	143,741
	24/10/00	275.62	1,819	01/12/03	**906,244**	1,218,267
	24/10/00	275.62	872	01/12/05	**809,739**	1,015,115
	24/10/00	287.62	134	01/12/05	**68,992**	95,498
	23/10/01	171.04	3,336	01/12/04	**4,837,381**	6,003,562
	23/10/01	171.04	1,470	01/12/06	**4,167,702**	4,985,164
	23/10/01	231.51	213	01/12/05	**243,136**	303,171
	02/05/02	232.58	1,654	01/07/05	**934,450**	1,373,767
	02/05/02	232.58	723	01/07/07	**743,021**	1,087,991
	02/05/02	273.88	103	01/07/06	**47,930**	63,561
	31/10/02	157.00	3,282	01/12/05	**4,592,393**	5,668,562
	31/10/02	157.00	1,711	01/12/07	**5,155,835**	6,061,702
	31/10/02	202.22	82	01/12/06	**111,947**	125,996
	01/05/03	187.40	2,472	01/07/06	**2,198,454**	–
	01/05/03	187.40	1,169	01/07/08	**1,989,934**	–
	01/05/03	227.59	50	01/07/07	**41,377**	–
					28,880,343	33,353,256
					88,938,568	97,323,834

[1] The date from which options are exercisable has changed as the performance conditions for exercise have not been met. The options will become exercisable when the Group's EPS has grown by at least RPI + 6% over a 3 year period. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

The table above includes the options which will be met by shares held in the Employees Share Ownership Plan Trust (ESOP).

The Employee Share Ownership Plan Trust (ESOP)

The Kingfisher ESOP is a discretionary trust which has been funded by a £113.5m interest free loan from the Company and its subsidiaries to acquire shares in Kingfisher plc.

The ESOP's current shareholding is 32,702,270 shares (nominal value £5.1m) valued at £90.8m on 31 January 2004. Dividends on these shares have not been waived. The cost of running the Trust is included in the profit and loss account.

The ESOP has undertaken:

(a) to transfer shares to employees on exercise of various options granted under the Executive and International Executive Share Option Schemes;

(b) to pay the cash sum due on exercise of rights granted under the Phantom Share Option Scheme (the ESOP will realise the due sum if necessary by selling in the market sufficient of its share to realise that sum);

(c) to transfer the shares due on exercise of the Share Appreciation Rights granted to Belgian employees under the International ShareSave Plan;

(d) to transfer shares under Kingfisher Incentive Plan in accordance with the rules.

As disclosed in note 1, UITF 38 "Accounting for ESOP Trusts" has been adopted for the first time in these financial statements. As required by the UITF, own shares held by the Kingfisher Employee Share Ownership Trust have been reclassified from fixed asset investments to a reduction in shareholders' funds and the shares will be held at historical cost until they are sold. The assets, liabilities, income and costs of the ESOP continue to be included in both the Company's and the consolidated financial statements.

As at 31 January 2004 the liabilities of the ESOP were as follows:

	Date rights granted	Acquisition price per share (pence)	No of persons holding rights	Exercisable/ deliverable[1] from	Number of shares for which rights are exercisable 2004	2003
Executive and International Executive	29/04/94	217.85	3	29/04/97	**65,227**	65,227
	15/11/94	179.72	1	15/11/97	**41,562**	41,562
	27/04/98	414.95	95	27/04/04[1]	**1,716,661**	1,877,481
	01/04/99	589.76	152	01/04/04[1]	**1,263,557**	1,366,444
	26/05/99	607.51	2	26/05/04[1]	**6,105**	22,893
	28/09/99	482.53	29	28/09/04[1]	**568,062**	779,944
	28/09/99	474.91	10	28/09/04	**346,831**	346,831
	17/04/00	393.43	297	17/04/04[1]	**6,847,884**	7,036,714
	17/04/00	387.21	10	17/04/05	**266,453**	266,453
	25/04/00	423.06	4	25/04/04[1]	**32,261**	32,261
	25/09/00	357.18	282	25/09/04[1]	**3,090,923**	3,114,308
	25/09/00	351.54	12	25/09/04	**192,983**	192,983
	26/09/01	209.93	512	26/09/04	**8,944,115**	9,720,103
	26/09/01	206.62	15	26/09/05	**910,367**	910,367
	09/04/02	290.08	761	09/04/05	**4,280,095**	4,391,627
	09/04/02	285.51	14	09/04/06	**362,149**	362,149
	08/10/02	194.95	–	08/10/05	**–**	154,203
	08/10/02	194.95	–	08/10/06	**–**	256,406
					28,935,235	30,937,956
Phantom	26/04/93	211.44	–	26/04/96	**–**	17,445
	01/05/96	220.12	–	01/05/99	**–**	59,781
	16/04/97	248.06	2	16/04/00	**41,398**	97,832
	27/04/98	414.95	4	27/04/04[1]	**61,093**	96,757
	26/10/98	395.69	–	26/10/04[1]	**–**	10,215
	01/04/99	589.76	2	01/04/04[1]	**25,370**	67,806
	28/09/99	482.43	1	28/09/04[1]	**6,091**	6,091
	17/04/00	393.43	2	17/04/04[1]	**39,594**	83,698
	25/09/00	357.18	2	25/09/04[1]	**14,985**	87,659
	26/09/01	209.93	13	26/09/04	**213,078**	300,238
	09/04/02	290.08	19	09/04/05	**119,248**	147,049
	08/10/02	194.95	27	08/10/05	**224,914**	259,127
	17/04/03	237.85	24	17/04/06	**192,639**	–
					938,410	1,233,698

35 Share Options continued

	Date rights granted	Acquisition price per share (pence)	No of persons holding rights	Exercisable/ deliverable[1] from	Number of shares for which rights are exercisable 2004	2003
International ShareSave	21/10/99	382.10	–	01/12/02	**–**	7,679
	21/10/99	382.10	4	01/12/04	**2,351**	2,978
	16/05/00	323.20	–	01/07/03	**–**	889
	16/05/00	323.20	1	01/07/05	**370**	370
	23/10/01	171.04	34	01/12/04	**52,056**	57,160
	23/10/01	171.04	11	01/12/06	**17,141**	19,066
	02/05/02	232.58	4	01/07/05	**3,483**	3,578
	02/05/02	232.58	2	01/07/07	**1,039**	5,337
	31/10/02	157.00	9	01/12/05	**17,947**	17,947
	31/10/02	157.00	2	01/12/07	**5,346**	5,982
					99,733	120,986
Value Enhancement Plan	14/03/01	–	4	14/03/03	**–**	64,706
					–	64,706
Kingfisher Incentive Plan	14/03/01	–	15	14/03/04	**130,280**	235,031
	20/03/02	–	18	20/03/05	**248,321**	461,650
	19/03/03	–	17	19/03/06	**435,190**	–
					813,791	696,681
Unallocated					**1,915,101**	4,175,350
					32,702,270	37,229,377

[1] The date from which options are exercisable has changed as the performance conditions for exercise have not been met. The options will become exercisable when the Group's EPS has grown by at least RPI + 6% over a 3 year period. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

36 Acquisitions, disposals and demerger

Acquisitions

During the current year, the Group increased its shareholding of Castorama Dubois Investissements S.C.A. to 100% by acquiring 0.6% that it did not already own. The total consideration of £62.4m resulted in a goodwill amount of £53.1m which is not being amortised (see note 1). The goodwill arises as follows:

£ millions	
Cash consideration	62.4
Less: fair value of net assets	(9.3)
Goodwill	53.1

The Group also acquired a South African sourcing business for £2.3m (of which £1.0m is deferred for one year), giving rise to goodwill of £1.7m. There were no material differences between the fair value and book value of the net assets acquired.

During the prior year, the Group had increased its shareholding of Castorama Dubois Investissements S.C.A. from 55.9% to 99.4% by acquiring 43.5% that it did not already own. The total consideration of £3,132.8m (including £40.8m of expenses), resulted in a goodwill amount of £2,373.6m which is not being amortised (see note 1). The goodwill arises as follows:

£ millions	
Cash consideration	3,132.8
Less: fair value of net assets (minority interests) acquired	(759.2)
Goodwill	2,373.6

There were no material differences between the fair value and book value of the net assets acquired. The results of CDI were previously consolidated.

The Group also made a number of other smaller acquisitions during the prior year including the purchase of franchises owning 12 BUT stores and the increase of its stake in the Chinese home improvement business. A financial summary of these transactions is as follows:

£ millions	
Tangible fixed assets	3.6
Stocks	8.4
Other current assets (includes cash of £5.2m)	6.2
Creditors	(12.4)
	5.8

£ millions	
Cash consideration	19.5
Net assets acquired	(5.8)
Minority interest arising	1.6
Goodwill	15.3

There were no material differences between the fair value and book value of net assets acquired. Acquisition accounting was adopted for these acquisitions.

Kesa Electricals demerger

On 7 July 2003, the Group demerged Kesa Electricals. A financial summary of the net assets of the demerged Kesa Electricals group at demerger date is as follows:

£ millions	
Intangible fixed assets	183.1
Tangible fixed assets	571.5
Investments	40.7
Stocks	561.2
Other current assets	236.6
Creditors	(781.0)
Provisions	(11.2)
Minority interests	(15.3)
Net assets of Kesa Electricals on demerger	785.6
Goodwill resurrected on demerger of Kesa Electricals	1,230.3
Debt transferred on demerger	(423.0)
Dividend in specie	1,592.9

36 Acquisitions, disposals and demerger continued

Disposals

The Group disposed of a number of home improvement businesses during the year. A financial summary of these transactions are summarised as follows:

£ millions	Réno Dépôt	Dubois Matériaux	Castorama Belgium	NOMI	Castorama Brazil	Total
Goodwill	46.2	14.5	–	–	–	60.7
Fixed assets	68.2	36.8	3.8	11.4	1.1	121.3
Stocks	72.2	23.4	1.7	20.1	2.9	120.3
Other current assets	5.1	35.8	0.2	2.6	0.2	43.9
Cash	21.9	–	–	5.4	–	27.3
Creditors	(41.1)	(19.8)	(1.1)	(12.1)	(2.3)	(76.4)
Net assets	172.5	90.7	4.6	27.4	1.9	297.1
Cash proceeds	172.6	60.5	3.8	5.3	–	242.2
Deferred consideration	–	–	–	1.2	4.4	5.6
Profit/(loss) on disposal	0.1	(30.2)	(0.8)	(20.9)	2.5	(49.3)

The sale proceeds for NOMI includes £1.2m of deferred consideration held in escrow. Castorama Brazil deferred consideration of £4.4m was received shortly after the year end.

In addition to the £49.3m loss shown above, the Group has charged £9.0m in respect of the anticipated loss on sale of assets and liabilities retained by the Group. The total loss on sale of the home improvement businesses is £58.3 million as disclosed in note 4.

The principal cash flows relating to discontinued operations at the date of demerger or disposal were:

£ millions	Total
Net cash inflow from operating activities	21.4
Payments to acquire tangible fixed assets	(27.7)
Receipts from the sale of tangible fixed assets	1.9
Disposal of subsidiary undertakings	203.0
Cash disposed on sale of subsidiary undertakings	(27.3)
Debt demerged with Kesa Electricals	423.0

During the prior year, the Group disposed of ProMarkt, a German electrical retail business. A financial summary of this transaction is as follows:

£ millions	Total
Fixed assets	49.8
Stocks	98.2
Other current assets (includes cash of £35.9m)	58.0
Creditors	(55.0)
Provisions	(1.5)
Net assets	149.5
Cash contribution paid in the year to 31 January 2004	(39.2)
Disposal costs	(4.9)
Loss on disposal (see note 4)	(193.6)

During the current year, the Group provided an £20.3m unsecured working capital loan to the purchasers of the ProMarkt business. The loan carries interest at 7.5% and the remaining balance of £18.1m at 31 January 2004 is repayable in January 2005.

37 Related party transactions

During the year the Company and its subsidiaries carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. The names of the related parties, the nature of these transactions and their total value is shown below:

£ thousands	2004 Value of transactions	2004 Receivable/ (payable) at year end	2003 Value of transactions	2003 Receivable/ (payable) at year end
Transactions with B&Q International Co. Ltd in which the Group holds a 50% interest:				
Provision of employee services	**217**	**–**	721	–
Sale of store fixtures	**269**	**90**	2,035	281
Transactions with Flogistics Ltd in which the Group holds a 50% interest:				
Administration charge	**(162)**	**–**	(155)	–
Sale of Kingfisher gift vouchers, net of discount	**14,269**	**–**	30,606	7,472
Transactions with Crealfi S.A. in which the Group held a 50% interest until the demerger then a 23.8% interest:				
Provision of employee services	**–**	**–**	60	–
Interest charge on loan	**71**	**–**	71	73
Loan	**–**	**1,061**	–	2,011
Commission and other income	**2,493**	**–**	2,513	–
Transactions with Fidem S.A. in which the Group held a 49% interest until the demerger:				
Commission income	**6,623**	**932**	9,706	768
Transactions with Koçtaş Yapi Marketleri Ticaret A.S. in which the Group holds a 50% interest:				
Provision of employee services	**62**	**8**	39	11
The Company provides administrative services to the Group's pension schemes. The amounts charged to the schemes and the balances outstanding at the year end were:				
Kingfisher Pension Scheme	**1,833**	**711**	1,499	(37)
Kingfisher Retirement Trust	**49**	**7**	54	36
Transactions with Kesa Electricals, following the demerger:				
Kingfisher Pension Scheme	**4,610**	**(101)**	–	–
Kingfisher Retirement Trust	**527**	**(8)**	–	–
Provision of employee services	**759**	**857**	–	–
Provision of other services	**132**	**–**	–	–
Rental income	**49**	**(13)**	–	–

38 Contingent liabilities

As a result of the demerger of Kesa Electricals, the Group has procured that a guarantee for £75m be provided by a bank to the liquidators of Kingfisher International France Limited, as financial support for the obligations of Kingfisher plc under the terms of a deed of indemnity entered into on 13 June 2003, between Kingfisher plc, Kesa International Limited, Kingfisher France Limited and the liquidators. The terms of the indemnity provide that claims in respect of the demerged electricals business should be paid by Kesa International Limited, and claims in respect of the home improvement business should be paid by Kingfisher France Limited, but in the event that either company fails to pay, the liquidators may have recourse against Kingfisher plc.

The Group has procured that certain bank guarantees be provided in the ordinary course of business. The total amounts outstanding at the year end were £38m (2003: £35m).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the financial statements.

The directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit for the year to that date. In preparing the financial statements the directors are required:

- to ensure the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985;
- to take such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities;
- to apply suitable accounting policies in a consistent manner and supported by reasonable and prudent judgements and estimates where necessary;
- to comply with applicable accounting standards (except where any departures from this requirement are explained in the notes to the financial statements); and
- to ensure the maintenance and integrity of the Company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF KINGFISHER PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report, is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the corporate governance report, the unaudited part of the directors' remuneration report, the statement of directors' responsibilities, the financial review and the Annual Review 2004.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 January 2004 and of the results and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

16 March 2004

Profit and loss

£ millions	2000	2001	2002	2003‡	**2004**
Turnover					
Home Improvement – continuing operations	3,992.5	4,530.4	5,193.3	6,130.4	**7,037.6**
Home Improvement – discontinued operations	535.8	563.1	640.6	611.6	**436.8**
Home Improvement	4,528.3	5,093.5	5,833.9	6,742.0	**7,474.4**
Electrical and Furniture – discontinued operations	3,188.0	3,564.9	3,784.8	3,896.8	**1,311.9**
General Merchandise – discontinued operations	3,065.5	3,358.4	1,498.6	–	**–**
Property	32.5	59.2	65.7	57.1	**12.3**
Financial Services – discontinued operations	70.7	58.2	55.1	14.7	**–**
Total turnover	10,885.0	12,134.2	11,238.1	10,710.6	**8,798.6**
Operating profit					
Home Improvement – continuing operations	351.4	392.4	430.8	519.9	**638.2**
Home Improvement – discontinued operations	14.4	6.1	(0.1)	14.2	**21.6**
Home Improvement	365.8	398.5	430.7	534.1	**659.8**
Electrical and Furniture – discontinued operations	194.3	184.0	183.7	157.9	**38.9**
General Merchandise – discontinued operations	183.9	140.7	(29.6)	–	**–**
Property	76.0	85.9	74.3	59.0	**32.3**
e-commerce and other new channels	(24.0)	(81.9)	(30.8)	–	**–**
Exceptional items – operating	(3.5)	5.8	(107.5)	(51.6)	**(15.1)**
Other operating costs	(37.9)	(44.8)	(39.6)	(52.8)	**(46.2)**
Acquisition goodwill amortisation (net)	(10.5)	(17.9)	(18.7)	(12.5)	**(6.2)**
Total operating profit	744.1	670.3	462.5	634.1	**663.5**
Profit/(loss) on disposal of fixed assets	6.2	0.2	(54.1)	143.0	**2.0**
Profits and losses on disposal, closure and restructuring of operations/investments	–	97.3	(312.0)	(240.2)	**(107.8)**
Profit before interest	750.3	767.8	96.4	536.9	**557.7**
Interest	(37.5)	(76.6)	(68.4)	(43.5)	**(131.0)**
Profit before taxation	712.8	691.2	28.0	493.4	**426.7**
Taxation	(213.2)	(177.3)	(156.0)	(221.7)	**(197.4)**
Profit/(loss) after taxation	499.6	513.9	(128.0)	271.7	**229.3**
Earnings per share (pence)*†					
Basic	27.9	28.4	(17.1)	9.2	**10.1**
Fully diluted	26.5	27.7	(17.1)	8.9	**10.0**
Basic adjusted**	28.9	25.6	16.4	19.1	**19.2**
Fully diluted adjusted**	28.3	24.9	16.0	18.8	**19.1**
Dividend per share (pence)*	10.9	11.7	9.1	9.5	**9.65**

Balance sheets

£ millions	2000	2001	2002	2003‡	**2004**
Intangible assets	400.9	508.9	295.4	2,651.5	**2,455.3**
Property	2,511.1	3,016.9	2,807.4	2,287.0	**2,213.3**
Other tangible assets	921.4	1,122.7	696.5	753.9	**567.9**
Investments	95.4	294.5	236.1	176.9	**145.9**
Total fixed assets	3,928.8	4,943.0	4,035.4	5,869.3	**5,382.4**
Net current assets/(liabilities)	109.7	549.8	223.3	493.1	**(92.9)**
Non-current liabilities	(4.8)	(116.3)	(76.5)	(96.8)	**(39.1)**
Capital employed	4,033.7	5,376.5	4,182.2	6,265.6	**5,250.4**
Equity shareholders' funds	2,568.3	2,936.7	2,472.7	4,316.9	**4,403.7**
Equity minority interests	444.6	566.0	665.3	22.3	**2.9**
Net debt	1,020.8	1,873.8	1,044.2	1,926.4	**843.8**
Capital employed	4,033.7	5,376.5	4,182.2	6,265.6	**5,250.4**

Share data

millions	2000	2001	2002	2003	**2004**
Number of shares in issue – period end*	1,647.2	1,681.4	1,710.9	2,612.8	**2,331.4**
– average*	1,633.7	1,648.7	1,666.3	2,122.1	**2,277.4**
Fully diluted average number of shares*	1,677.8	1,667.0	1,683.6	2,131.9	**2,290.4**

Share price

	2000	2001	2002	2003	**2004**
High	930p	630p	494p	307p	**293p**
Low	477p	354p	275p	165p	**188p**
Average	707p	500p	401p	239p	**261p**

‡ Restated for the adoption of Application Note G of FRS 5, UITF 38, the reallocation of e-commerce sectors and the cost of the Lille head office (years prior to 2003 not restated).

* Adjusted for the bonus element of the rights issue which took place during the year ended 1 February 2003.

† Restated for consolidation of shares on a 7 for 8 basis on 7 July 2003.

** Before exceptional items and acquisition goodwill amortisation.

USEFUL INFORMATION

A separate document, Kingfisher plc Annual Review and Summary Financial Statements 2004, contains the Chairman's statement and Chief Executive's review and should be read in conjunction with the Kingfisher plc Annual Report and Accounts 2004 for a full understanding of the results and state of affairs of Kingfisher plc.

Company Secretary and Registered Office
Helen Jones
Kingfisher plc
3 Sheldon Square, Paddington
London W2 6PX
Telephone: +44 (0)20 7372 8008

Visit www.kingfisher.com
for the latest information and services

Registrar
Computershare Investor Services PLC
PO Box 82
The Pavillions, Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0129

Low cost share dealing facilities
Shareholders now have the opportunity to buy or sell Kingfisher shares by telephone using a low cost share dealing facility operated by Kingfisher's Registrar, Computershare Investor Services PLC. Commission is charged at 1% (minimum charge of £15 per transaction).
Telephone: 0870 703 0084

Kingfisher Individual Savings Accounts (ISAS)
Kingfisher ISA Manager
Halifax Share Dealing Limited
Telephone: 0870 600 9966

Dividend
Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACS (Bankers' Automated Clearing Services) system. For the benefit of shareholders resident in any of the eurozone countries, the Company offers the option to receive dividends in euro. The Company also offers shareholders a scrip dividend alternative. For further details, or any queries about the administration of your shareholding, please contact the Company's Registrar at the address shown or online at www.uk.computershare.com.

Electronic communications/electronic proxy voting
You now have the opportunity to register to receive shareholder information and submit your proxy votes online. You can register simply by visiting www.kingfisher.com/proxy and following the online instructions.
Also available online at www.kingfisher.com/reports are this Annual Report and Accounts 2004 and the Annual Review and Summary Financial Statements.

CREST electronic proxy voting
The Company will be accepting proxy votes through the CREST Electronic Proxy Voting system.

SHAREHOLDER INFORMATION

Analysis of share register categories as at 31 January 2004

	Holdings	%	Shares	%
Individuals	31,309	84.51%	53,336,567	2.28%
Bank or Nominees	5,133	13.85%	2,162,095,281	92.74%
Investment Trusts	39	0.11%	153,180	0.01%
Insurance Companies	54	0.15%	26,282,311	1.13%
Other Companies	467	1.26%	72,732,036	3.12%
Pension Trusts	24	0.06%	13,055,399	0.56%
Other Corporate Bodies	24	0.06%	3,652,398	0.16%
Total	37,050	100.00%	2,331,307,172	100.00%

Results and financial diary
First quarter results – June 2004
Interim results – September 2004
Third quarter results – December 2004
Fourth quarter sales – February 2005
Preliminary full year results – March 2005

Annual general meeting
Thursday 3 June 2004 at 11am at
The Hilton London Paddington Hotel,
146 Praed Street, London W2 1EE

Kingfisher plc
3 Sheldon Square, Paddington
London W2 6PX
Telephone: +44 (0)20 7372 8008
www.kingfisher.com

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FOCUSED ON GROWTH

KINGFISHER

KINGFISHER plc
ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENTS 2004

CONTENTS

OUR AIM

TO BE THE WORLD'S BEST INTERNATIONAL HOME IMPROVEMENT RETAILER

- Best for shareholders through superior returns
- Best for customers through outstanding value
- Best for staff through rewarding careers
- Best for society through sustainable development
- Best for suppliers through unrivalled growth opportunities

AT A GLANCE

UK
No.1 market position

325 stores
26,442 employees
2,100,769 sq m
sales space

SCREWFIX DIRECT
No.1 in direct home improvement
1,579 employees

Ireland

2 stores
263 employees
18,831 sq m
sales space

France
No.1 market position

castorama
105 stores
13,520 employees
966,200 sq m
sales space

BRICO DEPOT
59 stores
3,701 employees
289,000 sq m
sales space

Poland
No.1 market position

castorama
19 stores
3,893 employees
184,800 sq m
sales space

Italy
No.2 market position and leading market brand

castorama
18 stores
1,726 employees
116,400 sq m
sales space

Spain

BRICO STOCK
1 store
78 employees
5,700 sq m
sales space

Strategic alliance
Kingfisher has a 21% stake in Hornbach, the leading German DIY warehouse retailer

China (controlling majority interest)
No.1 market position

15 stores
4,143 employees
189,000 sq m
sales space

Taiwan
(50% joint venture)
No.1 market position

17 stores
1,672 employees
82,600 sq m
sales space

Turkey
(50% joint venture)

KOÇTAŞ
5 stores
345 employees
21,880 sq m
sales space

Turnover by geography (£m)



UK & Ireland 4,117.4
France 2,327.8
Rest of world 593.0

Selling space by geography (000s sq m)



UK & Ireland 2,119.6
France 1,255.2
Rest of world 600.4

Employees by geography (full-time equivalent)



UK & Ireland 28,284
France 17,221
Rest of world 11,920

A ROARING TRADE
On October 18th 2003, B&Q opened its 14th store in China. With over 20,000 sq m sales space, the store in Beijing was, at the time of opening, the biggest B&Q in the world

YEAR OF THE KINGFISHER

During 2003 Kingfisher completed its transformation into a new business with new management focused on the highly attractive home improvement market. Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with more than 560 stores and market leading positions in the UK, France, Poland, Italy, China and Taiwan





CREATING FOCUSED VALUE

FINANCIAL HIGHLIGHTS

Continuing operations[1]

- Retail sales up 15% to £7 billion
- Adjusted pre-tax profits[2] up 15% to £591 million
- Adjusted basic EPS up 33% to 17.8p
- Basic EPS up 15% to 20.3p
- Underlying return on invested capital improved from 7.6% to 8.7%

[1] Continuing home improvement businesses only, excludes Dubois Materiaux in France, Reno Dépôt in Canada, Nomi in Poland and Castorama in Brazil which have been sold, and Castorama in Belgium and Germany, which have been closed. Also excludes Kingfisher's former Electricals businesses, including ProMarkt, sold in February 2003 and Kesa Electricals plc, demerged in July 2003.

[2] Excluding exceptional items and goodwill amortisation.

Total Group – including the disposed, demerged and closed businesses

- Sales reduced 18% to £8.8 billion
- Pre-tax profits reduced 13% to £427 million
- Basic EPS up 10% to 10.1p
- Full year dividend of 9.65p

CHAIRMAN'S STATEMENT

I am pleased to report a landmark year for Kingfisher. Following the demerger of Kesa Electricals and the disposal of our non-core home improvement operations, the restructuring process begun three years ago is now complete. Kingfisher is now a focused home improvement business. It is in robust shape with leading market positions and with attractive long-term growth potential.

Kingfisher has a strong balance sheet with good operational cash flow. This, combined with disposal proceeds and debt reallocation at the time of the Kesa demerger, has reduced net debt from £1.9 billion to £844 million in the year. Strong cash generation has allowed continued investment in the Group's businesses, with the opening of 28 new stores as well as ongoing investment in existing stores, supply chain and systems infrastructure.

A TRULY INTERNATIONAL BUSINESS

Kingfisher is also now a truly international business operating in nine countries across Europe and Asia. Forty per cent of Group sales and profits are derived from outside the UK and Kingfisher is market leader in five countries, with an excellent platform for growth in all its markets.

OBJECTIVES ACHIEVED

With the completion of the first full year since Kingfisher took management control of Castorama, I am delighted that the integration benefits which we set out at the time of the buy-out are being delivered ahead of schedule. The revitalisation of Castorama France is in full swing, profits are rising and like-for-like sales growth is starting to improve.

NEW AMBITION

Kingfisher now has a simple, clear and demanding ambition for the future: to be the world's best international home improvement retailer. This ambition reflects Kingfisher's unique strengths, including leading positions in attractive markets and a portfolio of strong retail brands, such as B&Q, Castorama and Brico Dépôt, which have all successfully adapted their store formats to international markets. In addition, the Group has an experienced and enthusiastic management team and huge buying scale.

We recognise that our growth must be based on the use of sustainable resources and reflect the values and expectations of the communities we serve. To this end, we have made good progress during the year on our corporate social responsibility agenda.

IN HOME IMPROVEMENT

"Kingfisher is now a focused home improvement business. It is in robust shape, with leading market positions and with attractive long-term growth potential"

I would like to commend Gerry Murphy, who became our Chief Executive in February 2003, and his management team, for an excellent set of financial results during a time of great change for the business. Retail profit for the continuing home improvement businesses rose 23% to £638 million on sales up 15% to £7 billion. We propose that shareholders receive a total dividend of 9.65p for the year. I am delighted that our new focus on returns is bearing fruit. Underlying return on invested capital improved from 7.6% to 8.7% and we continue to strive for further improvements this year.

CHALLENGING TARGETS

During the year our shareholders approved a new, simplified management incentive scheme which aligns management objectives more closely with those of our shareholders, both in the short-term and the longer-term. Challenging targets were set, including improved returns, and those objectives have been achieved. With plenty more growth to go for, incentive targets for the current year will again be challenging for our management team.

I would like to take this opportunity to thank Helen Weir, who stepped down from the Kingfisher Board at the end of the financial year, after more than three years as Group Finance Director and eight years with the Group. Helen helped oversee a period of major change at Kingfisher and we wish her well. In addition, I would like to recognise the contribution of Bernard Thiolon, who left the Board in June after 10 years as a Kingfisher Director.

Succeeding Helen as Kingfisher's Group Finance Director is Duncan Tatton-Brown, whom I welcome to the Board. Duncan was previously Finance Director at B&Q and has been with the Group for three years.

Jean-Noël Labroue stepped down as a Kingfisher Director in July when Kesa Electricals was demerged as a publicly-quoted company. Our thanks go to him and the Kesa staff for all their hard work.

Finally, I would like to extend the Board's sincerest thanks to Kingfisher's 65,000 staff for their continued loyalty, professionalism and hard work. I look forward to delivering another year of real value for customers and shareholders at the same time as providing challenging and fulfilling careers for all our employees.

Francis Mackay

Sir Francis Mackay, Chairman



Gerry Murphy
Chief Executive

DRIVING GROWTH

- Growing the home improvement market in the UK
- Better value, driving faster growth in France
- Targeted growth across Europe and Asia
- Leveraging supply-side scale

FASTER GROWTH HIGHER

CHIEF EXECUTIVE'S REVIEW

STRATEGY AND DIRECTION

Kingfisher is already the largest home improvement retailer in Europe and the third largest in the world. The Group has annual sales of more than £7 billion, strong retail brands operating in nine countries and growing buying power.

During the year the Board set out a clear but ambitious vision for Kingfisher: to be the world's best international home improvement retailer, using its scale and diversity to deliver sustainable growth and improved returns for shareholders.

COMMITMENT TO STAKEHOLDERS

Aiming to be the best implies serious, balanced commitments to other key stakeholders as well. For customers, it means continually improving stores, choice, value and service. For staff, it means training and development to enable them to offer services, ideas and advice, as well as the products and tools to do the job. For suppliers, it means working together to create durable and mutually beneficial longer-term relationships. For society in general, it means balancing the environmental impact of the business with competitive choice and value for customers.

PROGRESS

Kingfisher's home improvement businesses finished the year stronger than ever, with good progress across a broad programme of initiatives aimed at improving returns and growing the business.

Established stores performed strongly, with like-for-like sales growing by 5.1%. Expansion continued with the opening of 28 more stores, including the first Group store in Spain. Total sales for ongoing home improvement businesses grew 15% to £7 billion and retail profit grew 23% to £638 million.

These results were achieved against a trading background affected by adverse weather conditions and fragile consumer confidence in Europe, and by the SARS epidemic in Asia.

Kingfisher also continued its capital investment programme to support the future growth of its brands. During the year, £361 million was invested in stores, supply chain and information systems. Staff training and development was also stepped up. More than 21,000 delegates attended B&Q University workshops during the year and a total of 103,000 e-learning training sessions were completed. In France, Castorama gave product training to 9,600 store staff.

Critically, Kingfisher also made progress in its commitment to deliver more for shareholders. With returns now exceeding the cost of its capital, the Group is well-placed to create real value whilst investing for sustainable longer-term growth.

RETURNS

Kingfisher's home improvement businesses finished the year stronger than ever. The combination of leading brands, international diversity and Europe's largest buying scale means we are well-positioned for continuing growth"

ROOM TO GROW

Growth is being driven by increasing consumer wealth and style aspirations, rising household numbers, increased female participation and affordable prices.

Reflecting these trends, the Group is introducing more aspirational ranges at affordable prices, such as the B&Q Beech-style 'Shaker' kitchen, shown below



A TRULY INTERNATIONAL RETAILER

Castorama and
Depot have
that they
operate
in other
markets
their formats

40% of sales
outside the UK


Non-UK
£2.9 billion

billion

STRONGER TOGETHER

Sharing our customer insights and operational skills around the Group will make our business sharper, more innovative for customers and more challenging for our competitors



Looking briefly at Kingfisher's principal operations:

UK & IRELAND

B&Q maintained its momentum with sales growth of 9.8% to £3.9 billion and profit growth of 12.8% to £372 million, underpinned by continuing development of new store formats, new ranges and new delivery channels. Last year nine new Warehouses and four new mini-Warehouses came on stream. A further 16 Supercentres were converted into mini-Warehouses, making a total of 28 trading at the year end in this new and exciting format. Customers are delighted with these new stores, which stock a wider product range than the traditional Supercentres in a greatly improved shopping environment. They are performing well and most of the remaining 197 Supercentres will be converted to mini-Warehouses over time. In 2004, around 25 Supercentres will be converted and a further nine new mini-Warehouses will be opened.

Other major plans for B&Q during 2004 will include the launch of a far wider product range available through 'Special Order', where goods can be ordered in-store, by telephone or online, and delivered direct to customers' homes.

Also in the UK, Screwfix Direct had another successful year. Sales grew by 19.6% to over £220 million, helped by the rapid growth of Screwfix Direct's internet business, which now accounts for 30% of total sales. To support its growth, a new 30,000 square metre distribution centre is being built near Stoke-on-Trent.

FRANCE

Castorama France has been reinvigorated by a new management team led by Philippe Tible. Total sales reached £1.5 billion, up nearly 3%, and retail profits rose to £126 million, up over 20% on a constant currency basis.

During the year, three new format Castorama stores were opened and these have performed ahead of expectations. The stores offer broader ranges with more emphasis on great value, entry-level prices. These trial stores will provide the template for the entire Castorama estate and work will continue on this refurbishment programme throughout the current year. Kingfisher's Strategic Supplier Management Programme is now embedded at Castorama, securing better deals from suppliers. Much of these gains will be passed on to customers in the form of lower prices, driving sales.

Growth continued apace at Brico Dépôt in France. Aimed at the trade buyer and DIY enthusiast, the Brico Dépôt discount format recorded sales of £786 million, up 26%, with profits of £60 million, up 38% on a constant currency basis. Four new stores opened during the year. Brico Dépôt is expected to open seven stores in France this year as part of the plan to expand the chain from 59 outlets to 100. This highly successful format also entered Spain this year under the Brico Stock name and four further stores are due to open during 2004.

REST OF WORLD

Kingfisher's international operations comprise B&Q in China and Taiwan, Castorama in Poland and Italy, Brico Stock in Spain and Koçtaş in Turkey. This follows the sale or closure during the year of non-core home improvement businesses in Canada, Brazil, Belgium, Germany and Poland (Nomi).

Profits were ahead in all countries with sales of £593 million, up 29% and retail profit of £62 million, up nearly 60% on a constant currency basis. Castorama Poland did particularly well, as did B&Q China, which now has 15 stores and recorded its first full year profit.

Potential new markets in Europe and Asia are under review, in line with the Group's objective to develop into countries with attractive long-term growth prospects.

All three of Kingfisher's main retail brands – B&Q, Castorama and Brico Dépôt – have now demonstrated that they can operate successfully in other international markets and adapt their formats to local cultures.

In Germany, Kingfisher has a 21% economic interest in Hornbach, which is working closely with the Group on the development of own-brands and Far East sourcing.

SUPPLIERS

Great progress was made in leveraging Kingfisher's supply-side with the introduction of the Strategic Supplier Management Programme. Working more closely with chosen suppliers will help secure more innovative, exclusive products at lower prices. This year will see a continued drive on this front with cumulative product cost savings of £1 billion targeted over the five years to 2007/8. This will include a substantial increase in direct sourcing, particularly from Asia.

A large proportion of these buying gains will continue to be invested in lower prices for customers, driving sales and profits. By delivering better ranges at ever better prices, customers' perception of Kingfisher's brands, in terms of choice and value for money, is enhanced. This helps consolidate the brands' competitive positions.

GROUP

Consistent with the emergence of Kingfisher as a dedicated international home improvement group, the supporting head office establishment in London and Lille has been reorganised and refocused, leading to significant annualised cost savings.

An integrated Executive Board has been established, chaired by myself and comprising the Group functional and divisional heads. The Executive Board will drive the overall growth and returns agenda and co-ordinate the key value-creating programmes. Early priorities include supply-side and supporting systems, best-practice sharing, brand management and people development.

OUTLOOK

Although broadly stable, the economic outlook for retailers in 2004 in the UK is coloured by the general expectation of some pressure on growth in consumers' disposable incomes from higher taxes, higher interest rates and pension contributions. Whilst these trends are unhelpful for growth in consumption generally, home improvement has proved to be relatively resilient in the past. The Board believes that Kingfisher's international dimension and its ability to provide great value to customers means the Group is well-positioned for continuing growth.



Gerry Murphy, Chief Executive

WORKING TOGETHER
René Lemesre (left), Director of Strategic Supplier Development, Continental Europe, discussing paint ranges with Tim Howard (centre), from the B&Q store in Wandsworth, London and Kevin McGilvray, Director of Cost Price Reduction

UK HIGHLIGHTS

- 7% new sales space
- Mini-Warehouses a success
- New ranges popular with customers
- B&Q Direct now profitable
- Strong trade growth at Screwfix Direct



B&Q WAREHOUSE
OPEN 7 DAYS A WEEK TO PUBLIC & TRADE

B&Q's aim is to help people make their homes better. Customers from half the UK's households visit B&Q in a typical year



B&Q market share (%)*
11.2
12.3
13.5
14.4
00
01
02
03

*UK repair, maintenance and improvement market

GROWING THE

New, stylish ranges and affordable prices are helping B&Q expand its market



UK sales (£bn)
3.7
4.1
03
04
UK profit (£m)
348
391
03
04

B&Q

During the year, B&Q grew sales in the UK and Ireland by 9.8% to nearly £3.9 billion, a 3.9% like-for-like increase. Retail profit grew by 12.8% to £372 million. B&Q also increased its share of the UK's repair, maintenance and improvement (RMI) market from 13.5% to 14.4%. This meant B&Q outperformed the competition and the market as a whole, a direct result of ongoing sales space expansion, extensive range innovation and emphasis on offering value-for-money to customers.

B&Q continued the drive to add additional trading space, opening nine new Warehouses and four new mini-Warehouses, taking the total number of mini-Warehouses trading to 28. Total selling space grew by 144,100 square metres, an increase of just over 7%. In addition to the new space added, B&Q also accelerated the pace of the mini-Warehouse conversion programme, converting a total of 16 stores during the year. Closely aligned with the Warehouse format, the mini-Warehouse provides access to a greater proportion of B&Q's full product range than the traditional Supercentre. Customers clearly prefer the new format, with double-digit sales uplifts and improved margins from stores converted to date.

Over the course of the next financial year, B&Q expects to open a further 20 stores, including 11 Warehouses and nine mini-Warehouses, adding another 7% of space by the year end. A further 25 Supercentres are planned to be converted into mini-Warehouses at an average capital cost of £1 million and operating cost of £0.4 million each in the year of conversion.

B&Q continues to evolve its product offer with a number of new product ranges introduced during the year. The Showroom category performed strongly, with new ranges in bathrooms, kitchens and bedrooms proving popular.

In addition to the in-store product offer, B&Q is extending its range of 'Special Order' products, ordered in-store, by telephone or online and delivered directly to the home. New product categories such as bedroom furniture and an improved range of kitchen appliances were added at the end of the year. 'Hydrotherapy' ranges, such as saunas and steam cabinets, are now available for the first time.

The strong growth seen in Showroom ranges is supported by B&Q's Installation

MULTI-CHANNEL RETAILING



EVERYTHING for the TRADE – NEXT DAY!
www.screwfix.com
0500 41 41 41

More than one million customers now use Screwfix Direct catalogues and screwfix.com



400,000 B&Q customers now buy or research online through diy.com



OLOURS.
VERYWHERE

MARKET

EXTENDING THE POTENTIAL
B&Q now offers everything from basic DIY to more stylish home improvement ranges – all at affordable prices



Service. During the year, revenue from product installation increased by 27% to £55 million, having installed around 27,000 kitchens and bathrooms. The two store cards – 'You Can Do It' and 'Homeplan' – helped customers to manage the cost of these home improvement projects.

B&Q's operating margin increased to 9.5% during the year, driven by reduced shrinkage and the ongoing Strategic Supplier Management programme. The latter, now in its fourth year, continues to generate material savings and fund investment in the business, either through lowering prices, providing additional training for staff, or investing in the store network through the mini-Warehouse conversion programme.

Work continued on a number of efficiency initiatives during the year. B&Q introduced e-procurement and new in-store replenishment systems across the business, thereby improving the efficiency of the in-store ordering process. The existing supply chain is being expanded, with £25 million of capital investment channelled into a new 74,000 square metre warehouse opening in Doncaster in 2004 and the expansion of a home delivery distribution facility in Burton-on-Trent.

B&Q Direct, which includes diy.com, saw sales almost double over the course of the year to reach £37 million. As well as supporting the main store-based business by allowing customers to browse products on the website, the online business has now moved into profitability in its own right.

SCREWFIX DIRECT

Screwfix Direct, the UK's leading direct supplier of tools and materials for the trade, had another successful year. With low prices and next day delivery guaranteed on over 8,000 products, the business has attracted more than a million customers. Sales grew by 19.6% to over £220 million, helped by the rapid expansion of screwfix.com which now accounts for nearly 30% of total sales.

To support the rapid growth in Screwfix Direct, a new and more efficient 30,000 square metre, semi-automated fulfilment centre in Stoke-on-Trent is currently under construction. The one-off cost associated with the development of the new site impacted the results by £2.7 million but retail profit still grew by 6% to £19.1 million.

FRANCE HIGHLIGHTS

- Castorama revitalisation on track
  - Strong new management team
  - Integration benefits boost profit
  - New ranges being introduced
  - Three new format stores trading well
- Brico Dépôt growth continued


castorama
DE CO
BRI CO
BA TI
HORAIRES
du lundi au samedi
de 9 h à
1 250 000

France home improvement market share (%)

00	01	02	03
18.4	19.7	21.4	22.5

BETTER VALUE
FASTER GR

LIGHTING UP MORE SMILES WITH IMPROVED RANGES
The new expanded lighting range in Castorama's new format store in Henin (near Lille) is an example of one of the initiatives revitalising the business



France sales

France profit



STORE GROWTH AT BRICO DEPÔT


Store numbers
59
26
99
04

OWTH

Castorama's revitalisation is on track with its new focus on better ranges, keener prices, improved store format and cost reduction initiatives

Kingfisher's French businesses, Castorama and Brico Dépôt, had a good year, increasing market share and achieving sales of £2.3 billion, up 9.5% in constant currencies. Although consumer confidence remained weak in France, growth in the home improvement market of 5.4% outstripped that of general retail sales.

CASTORAMA

Castorama's sales reached £1.5 billion, up 2.7%, and retail profits rose to £126 million, up over 20% in constant currencies. Castorama is now working well as part of the Kingfisher Group and is benefiting from a range of new initiatives.

Philippe Tible, an experienced French home improvement retailer, joined as Chief Executive in February 2003, providing a major boost to the revitalisation of Castorama. The Castorama management team has been further strengthened by a number of key senior appointments, particularly in the commercial, supply chain and store operation areas. The new team has since been focusing on four key drivers of revitalisation – price, range, store revamping and cost reduction.

Recognising the need to improve price perception in France, Castorama has focused on improving in-store pricing of key value lines and also on ensuring the availability of price-entry products within existing ranges. Aggressive pricing of products within the building category resulted in strong sales growth during the year. Equally, competitive pricing of individual key value lines, such as laminate flooring and heating, also resulted in a dramatic increase in sales volumes. Investing in price to drive faster sales will continue to be a key part of the growth agenda for the year ahead.

Improving product ranges within Castorama will take time, but initial steps have been successful with the introduction of new bathroom accessories, showers and tiles. Castorama already has range authority in Gardening and Hardware and will now focus on improving the ranges in its Decorative and Showroom areas. Castorama will also look to improve its design-led, increasingly aspirational ranges to improve customer choice and value at all price points.

Encouraging progress has also been made on the longer-term aim of improving its store estate and Castorama has developed a store template capable of being rolled out across the whole chain.

During September 2003 three new stores were opened with significantly improved pricing, ranging and merchandising. Initial results were encouraging and Castorama now plans to refurbish, over time, all its stores in France using the knowledge gained from these three stores. During 2004 Castorama plans to invest £48 million in refurbishing or relocating 10 stores.

The final part of the revitalisation programme – reducing costs – has been extremely successful. In total, £45 million of integration benefits were achieved in the year, faster than originally envisaged. Of this, £32 million related specifically to Castorama France. Adoption of the Strategic Supplier Management Programme facilitated investment in lower prices to drive faster sales growth. The ongoing success of this programme will allow continued reinvestment in stores and pricing.

BRICO DEPÔT

Brico Dépôt, a discount format which caters for the trade buyer and DIY enthusiast, continued to deliver extremely strong growth. Brico Dépôt recorded sales of £786 million, up 26%, and profits of £60 million, up 38% on a constant currency basis. Despite tough comparatives, like-for-like sales grew by over 12%.

Strong performances were seen across all product categories, in particular kitchens and laminate flooring. The strong sales resulted in scale efficiencies and as a result operating margin increased to 7.6%.

Brico Dépôt opened four new stores during 2003/4 and refurbished or relocated two others. In total, 24,400 square metres of selling space was added. Brico Dépôt plans to accelerate the rate of expansion during 2004/5 with seven new openings in France.

REST OF WORLD HIGHLIGHTS

- Profit ahead in all countries
- First year of profit in China
- Poland showing strong growth
- 18 new stores across five countries
- First store opened in Spain


FOUNDAT

ONE-STOP SHOP FOR TOTAL HOME SOLUTIONS
In 2003 B&Q transformed over 6,000 apartments in China from empty shells to comfortable homes


Rest of world sales (£m)
593
463
03
04



Outside the UK, Ireland and France, all of Kingfisher's existing international home improvement businesses grew operating profit, with China reaching profitability for the first time. A total of 18 new stores were opened during the year, including the first store in Spain, trading under the name Brico Stock.

POLAND

Castorama Poland had a particularly successful year, delivering total sales of £286 million, up 26%, and profit of £41 million, up 64% in constant currencies. Although unemployment remains high in Poland, the absolute level has stabilised and consumer spending has improved, ahead of the nation's entry into the European Union in 2004.

Although most categories experienced strong growth, increased VAT rates planned for 2004 meant consumers brought forward some purchases. Flooring and building products all benefited during 2003/4.

Growing operating scale and reduced pre-opening costs resulted in the operating margin improving from 11.2% to 14.5%. An additional three stores opened during the year, adding an additional 42,600 square metres, or 30%, of selling space.

ITALY

Castorama Italy also performed well. Sales of £174 million were ahead by 13% with profits of over £13 million, up 29% in constant currencies. Across the year, the business experienced strong sales in showroom and gardening products. Operating margins were slightly ahead, despite absorbing the additional costs of an accelerated opening programme. Four new stores were opened during the year, bringing the total to 18 and adding an additional 28,200 square metres of selling space.

CHINA

B&Q China, in which the Group has a majority controlling interest, now has 15 stores in the People's Republic, having opened seven new stores in the year. This expansion doubled the total selling space. Sales were £131 million, up 64% in constant currencies. The business also moved into profit for the first time, with a full year profit of £0.4 million.

B&Q China enjoyed an excellent start to the year, though the second half was slower as the SARS outbreak dented confidence and the business began to annualise against voucher promotions in the previous year.

The move away from discounted promotions has improved the sustainability of the business model through higher gross margins.



The B&Q store in Pudong is 16,000 sq m over two floors, offering both DIY ranges and a home design and furniture offer

IONS FOR FUTURE GROWTH

Now focused on attractive markets across Europe and Asia, Kingfisher has significant potential for future growth



B&Q CHINA
Dynamic store expansion plans to match a dynamic economy

○ 2003 city locations (15 stores)
⊙ 2008 planned city locations

Castorama Poland store numbers


19
8
99
04

TAIWAN

B&Q Taiwan, a 50% joint venture, experienced a recovery in sales growth after the lifting of SARS restrictions.

The improvement was particularly significant in the last few months of the year. A new 'Total Solutions' installation offer, similar to the Chinese model, saw sales increase more than 40% in the final quarter of the year.

Despite a tougher sales environment, B&Q Taiwan grew operating margin by nearly one percentage point. Three new stores opened during the year, increasing selling space by 20,000 square metres.

GERMANY, SPAIN, TURKEY & SOUTH KOREA

Kingfisher's other continuing international businesses improved retail profit from a loss of £1.2 million to a profit of £1.1 million. This was largely due to an improved performance from Hornbach, the leading German DIY warehouse retailer, in which Kingfisher has a 21% economic interest.

Koçtaş, a 50% joint venture in Turkey, grew sales by nearly 50% and made a small operating profit.

There were start-up costs associated with opening the first Brico Stock store in Spain in October 2003 but it has performed well ahead of expectations. Four new stores are planned for Spain in the current year. B&Q is also progressing with its plans for a store in Seoul, South Korea.


ARTYKUŁY
24
19

STRATEGIC SUPPLIER MANAGEMENT PROGRAMME (SSM)

- Forecast cumulative cash savings of £1 billion over five years
- £100 million cash savings in 2003
- Six buying offices worldwide
- Own-brand power tools packaged in seven languages



UK
Oasis Garden Store
Hotflame Gas Fire
PP Circular Saw
£31.58
FRANCE
Tiles 15x15
Fencing
€5.20
€29.00

GROWING

Closer, deeper and more long-term suppl
relationships are benefiting Kingfisher's
customers, suppliers and shareholders





cash savings (£m)
Actual
Forecast
05
06
07
08

BENEFITING CUSTOMERS
SSM means the Group can invest in great-value prices, as well as providing innovative new products for customers. The prices shown (left) are examples of price reductions in the UK and France in the past year

TOGETHER

BENEFITING SUPPLIERS
Working with B&Q enabled Roundstone Nurseries to invest in state-of-the-art automated growing facilities. As a result, B&Q now buys 163 million bedding plants per year, up nearly three fold since 2000. Left, John Tugman (Roundstone Nurseries) with right, Paul Roebuck (B&Q)



As the biggest home improvement retailer in Europe, Kingfisher has the scale to provide the best value and innovative products to its customers. The Group is aiming to deliver £1 billion of cumulative cash savings from supplier management programmes over the five years to 2007/8, much of which will be reinvested in better prices and services for customers.

Kingfisher has been at the leading edge of supply chain development, with buying teams sourcing great value goods from markets around the world. These include power tools from China, timber products from South Africa and rugs and gardening tools from India.

For some years now, B&Q has achieved great success with its Cost Price Reduction programme (CPR) and this has now been successfully introduced into all the Group's major businesses. Over the past year, CPR has evolved to become the Strategic Supplier Management programme (SSM), which aims to make Kingfisher's relationships with its suppliers closer, deeper and more long-term. Each retail company has, or is developing, its SSM team, with specialist staff to support the buyers. These teams will operate common processes and encourage the sharing of best practice within the Group.

Working more closely with strategic suppliers, these teams will look, not just at this year's product needs, but those of the next five years. They will also help secure more innovative and exclusive product ranges.

For customers, this means great new products at great-value prices. For suppliers, it means they can make longer-term plans and enjoy greater returns as they grow their businesses alongside Kingfisher's.

Over the past year, analysis of Kingfisher's supply base has identified that of 9,000 suppliers only 4% supply more than one of the Group's operating companies. However, this small group accounts for 43% of all the Group's product purchases. Going forward, the aim is to work locally with those suppliers who sell to just one company, while at the same time encouraging them to supply others. For the largest suppliers, information and processes will be shared across the Group to ensure closer cooperation.

To enable this, Group-wide, common buying processes have been implemented, that build on the policies developed by B&Q and Castorama.
They are to:
- buy from best-in-class suppliers;
- commit business to them on extended timeframes with agreed plans and targets;
- continuously benchmark to monitor performance;
- hold regular face-to-face reviews.

Products are now being developed on a Group-wide basis, with the focus on five key product areas: paint, decorative sundries, power tools, flooring and lighting.

A global direct sourcing network is being built with offices now open in Hong Kong, Shanghai, Milan, Warsaw and South Africa. Agency arrangements are also in place in India. An office in Indonesia will open in 2004.

Buyers in these offices source goods direct from factories, often with designs owned and controlled by Kingfisher, rather than through agents and distributors. The target is to increase direct shipments substantially, particularly from Asia. Last year direct shipments totalled $380 million and by 2008 these are targeted to reach $1 billion in value at the point of purchase.

This approach makes it easier to develop and sell Group own-brands across international markets. For example, Kingfisher's own brand power tool ranges 'Performance Power' and 'Mac Allister' were sold last year in the UK, France, Poland, Italy, Turkey and in the Hornbach companies, with packaging in seven languages. Cross-Group brands in the decorative area are also being developed.

CSR REVIEW

CORPORATE SOCIAL RESPONSIBILITY

KINGFISHER'S CSR PLAN ADDRESSES 12 SOCIAL AND ENVIRONMENTAL TRENDS

Social
- The people who make the products should be fairly treated
- Staff need to be treated well
- Businesses need to be good local neighbours

Environmental
- Products must have good stories to tell
- Suppliers need to be cleaner and greener
- Wood is harder to find
- Chemicals are causing increasing concern
- Home appliances will change as the climate changes
- Packaging waste will become a bigger financial waste
- Disposal of old products needs to be planned for
- Throwing away rubbish impacts profit
- Increased trade means more traffic congestion

A NEW VISION FOR CSR

Kingfisher sources its products from suppliers across the world. This scale can be harnessed to create supply chains where everyone benefits – not just customers, employees and shareholders – but the wider communities in which the business operates.

As the 2003 CSR Report makes clear, the Group is committed to being a better neighbour in the community. Around the world, stores have participated in local community projects.

B&Q supports the 'Better Neighbour Grant' scheme, which supports community groups through the donation of products for long-term projects. Last year B&Q awarded its 2,000th award under this scheme.

Staff projects included the extension of B&Q's Over 50s recruitment policy to B&Q Taiwan and B&Q China as part of Kingfisher's commitment to share best practice across the Group.

B&Q's work in the CSR area was recognised in March this year when it won the Corporate Responsibility category at the Retail Week awards.

But there is a long way to go. This is why last year the Kingfisher Board agreed a new vision and a new CSR agenda:

"We will ensure that the long-term development of our business is sustainable and reflects the values and expectations of our communities."

UNDERSTANDING THE ISSUES

To support this vision, the different environmental and social issues that impact the business have been grouped into 12 'trends', listed on the left. Further details are available at www.kingfisher.com.

All operating companies within the Group are asked to identify the commercial risks and opportunities attached to these trends and to develop action plans appropriate for their own markets.

To help this process, a 'ladder' approach has been developed, with four 'rungs' that indicate the stage each company is at.

The rungs are:
- Managing the risk – all commercial risks to the business have been eliminated;
- Managing the issue – plans cover all potential consequences in both operational and product terms;
- Creating opportunity – driving sales and cost savings as a result of a high level of engagement;
- Leadership – actively influencing government and industry policy.

All the Group's operating companies have identified their positions on each of the 12 ladders and have target positions for the future.

RESPONSIBLE

ENSURING SUSTAINABLE GROWTH

It is vital that all CSR activity within the Group not only facilitates growth but also helps sustain it for the longer-term. An illustration is the timber trend: 'wood is harder to find'. In October 2003, Kingfisher agreed a timber policy which recognised Forest Stewardship Council (FSC) guidelines as the preferred certification scheme for the entire Group. B&Q UK now has over 80% of all its wood products FSC certified, placing it on the 'leadership' level. Castorama France has made huge strides in ensuring FSC certification for most garden furniture, placing it on the 'creating opportunities' rung.

Meanwhile, B&Q China and B&Q Taiwan have both begun working with the Tropical Forest Trust.

HELPING SOCIAL CAUSES

Buying scale can do more than just help partner countries with increased trade and improved working conditions. For example, in 2004 the Group will partner the charity Motivation, helping to build and provide wheelchairs for developing countries that can be maintained using local materials and expertise. Kingfisher will use its design, sourcing and supply management skills to raise production levels to 1,000 a month and cut the cost of production in half. The direct sourcing team will organise production and aims to deliver the first wheelchairs to Motivation in the Autumn.



IMPROVING WORKING CONDITIONS
Kingfisher will be judged by the way the people who make products are treated. Accordingly, the Group has developed a supplier audit process. The picture shows one of Kingfisher's suppliers in Shenzhen, China, manufacturing circuit boards

GROWTH

Kingfisher is working to ensure that the long-term development of the business is sustainable and reflects the values and expectations of society

BALANCING NEEDS
Kingfisher's timber policy strikes a balance between the short-term demand for wood products and the long-term sustainability of forests



BOARD OF DIRECTORS

EXECUTIVE DIRECTORS (BELOW)

GERRY MURPHY CHIEF EXECUTIVE
Appointed Chief Executive and joined the Board on 3 February 2003. He is a member of the Social Responsibility, Finance and Nomination Committees. Previously he was Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc (formerly NFC plc) and food manufacturer Greencore Group plc. Earlier in his career, he held various senior positions with food and drink group Grand Metropolitan plc (now Diageo plc) in Ireland, the UK and USA. He is a Non-Executive Director of Abbey National plc. Age 48.

BILL WHITING
Appointed as an Executive Director in October 2000 and is a member of the Social Responsibility Committee. Until 31 January 2004 he was Chief Executive of B&Q plc. Since then he has become Retail Brand Development Director and became part-time on 1 February 2004. He was also previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. He began his career with Granada Group. Age 56.

DUNCAN TATTON-BROWN GROUP FINANCE DIRECTOR
Appointed Group Finance Director and a Director of the company on 2 February 2004. He is a member of the Finance Committee. He was Finance Director of B&Q plc from January 2001. He began his career with Rank Xerox (UK) Ltd in 1987. He held various positions at Burton Group plc, where he was part of the team which worked on the demerger of Debenhams plc from the renamed Arcadia Group plc in 1998. He then became Group Finance Director at Virgin Entertainment Group Ltd. Age 39.

IAN CHESHIRE
Appointed as an Executive Director on 2 June 2000 and Chief Executive International and Development on 6 September 2002. He is a member of the Social Responsibility Committee. He was appointed Chief Executive of e-Kingfisher in May 2000. He was previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. He is also a Non-Executive Director of Bradford & Bingley plc. Age 44.


GERRY MURPHY


DUNCAN TATTON-BROWN

CHANGES TO THE BOARD
Jean-Noël Labroue resigned from the Board on 4 July 2003 ahead of the Kesa Electricals plc demerger. Helen Weir resigned from the Board on 31 January 2004. Bernard Thiolon resigned from the Board on 4 June 2003 after 10 years as a Kingfisher Non-Executive Director.

The Board considers that all the Non-Executive Directors fulfil the requirements for independent directors as defined by the June 1998 Combined Code.


BILL WHITING


IAN CHESHIRE


SIR FRANCIS MACKAY
JOHN NELSON
HARTMUT KRAMER
MARGARET SALMON
PHIL BENTLEY
MICHAEL HEPHER

NON-EXECUTIVE DIRECTORS (ABOVE)

SIR FRANCIS MACKAY CHAIRMAN
Appointed Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier. He is Chairman of the Nomination Committee and is a member of the Audit, Remuneration and Finance Committees. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buy-out of Compass Group from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group in 1991 and Executive Chairman in July 1999. Age 59.

MARGARET SALMON
Joined the Board on 1 September 1997 and is Chairman of the Social Responsibility Committee and a member of the Remuneration and Nomination Committees. She is Chair of the Sector Skills Development Agency, Director of the University for Industry, and the University for Industry Charitable Trust. Age 56.

JOHN NELSON DEPUTY CHAIRMAN
Became Non-Executive Deputy Chairman on 11 January 2002. He is the Senior Independent Director, Chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees. He is also a Non-Executive Director of BT Group plc and the English National Opera and will become a Non-Executive Director of Hammerson plc on 1 May 2004. He retired as Chairman of Credit Suisse First Boston Europe in 2002 and was formerly Vice Chairman of Lazard Brothers and Non-Executive Director of Woolwich plc. Age 56.

PHIL BENTLEY
Joined the Board on 4 October 2002 and is Chairman of the Audit Committee. He is Group Finance Director of Centrica plc and was formerly Finance Director of UDV-Guinness. Age 45.

HARTMUT KRAMER
Joined the Board on 8 November 2002. Hartmut has many years of experience of European retailing, having been Chief Executive of the retail clothing group, Peek & Cloppenburg, and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute. Age 57.

MICHAEL HEPHER
Joined the Board on 1 September 1997. He is a member of the Audit and Remuneration Committees. He is Chairman of TeleCity plc and of Lane Clark and Peacock LLP and is a Non-Executive Director of Catlin Group Ltd and Canada Life (U.K.) Ltd. His former roles include Chairman and Chief Executive of Charterhouse plc, Group Managing Director of BT plc and Non-Executive Director of Diageo plc and Lloyds Bank plc. Age 60.

This Annual Review does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For more detailed information, copies of the full Annual Report and Accounts 2004 may be obtained free of charge from the Company's Registrar at the address on the back cover. Copies are also available at www.kingfisher.com/reports.

Overview of the year's activities

For Kingfisher, 2003 was a further year of transformation. Following the announcement in May 2002 of the intention to separate the Electricals and Furniture business, it was demerged on the London Stock Exchange as an independent company ("Kesa") on 7 July 2003.

Kingfisher is now a truly international single sector business, focused exclusively on home improvement in markets that fit strategic criteria of attractive scale, structure and economics. The main brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher's retail companies operate in nine countries across Europe and Asia and are market leaders in five countries, giving the Group an excellent platform for growth in all of its markets.

Dividends

The Directors recommend a final dividend of 6.15p per ordinary share amounting to £143.4 million in total, to be paid on 11 June 2004 to shareholders on the register on 2 April 2004, making a total for the year of 9.65p per ordinary share. A scrip dividend alternative was offered to shareholders in respect of the interim dividend and will also be offered in respect of the final dividend.

Directors

Details of the current members of the Board are shown on pages 18 and 19. The Directors submitting themselves for election or re-election at the AGM on 3 June 2004 are Duncan Tatton-Brown (Group Finance Director), Sir Francis Mackay (Chairman), Michael Hepher (independent Non-Executive Director) and Margaret Salmon (independent Non-Executive Director).

Directors' interests

The Directors who held office at 31 January 2004 had the following interests as at that date, all of which were beneficial, in the shares of the Company:

	Ordinary shares
Phil Bentley	17,500
Ian Cheshire	3,355
Michael Hepher	1,599
Hartmut Krämer	–
Francis Mackay	148,377
Gerry Murphy	140,908
John Nelson	43,750
Margaret Salmon	3,816
Helen Weir	2,078
Bill Whiting	9,024

Going concern

The directors confirm that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

Corporate governance

Kingfisher recognises the importance of, and is committed to, high standards of corporate governance.

During the year ended 31 January 2004, the Group complied with the requirements of the Combined Code as it then applied, including the reduction of the notice period for directors' service contracts to 12 months for all Directors from August 2003.

The Board has completed a further independent review of its performance by the Institute of Chartered Secretaries and Administrators. These reviews examine the operation of the Board in practice including its corporate governance and the operation and content of its meetings.

The Audit Committee provides an independent overview of the effectiveness of the Group's internal control systems and financial reporting processes. In addition there are other internal control processes which enable the Directors to confirm that they have reviewed the effectiveness of this system of internal control, and that it accords with the guidance of the Turnbull committee on internal control. The Company also has a Nomination Committee, Remuneration Committee, Social Responsibility Committee and Finance Committee.

Auditors

The statutory financial statements will be delivered to the Registrar of Companies and the auditors have reported on them. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

By Order of the Board
Helen Jones
Company Secretary

5 April 2004

The Remuneration Committee

The Remuneration Committee advises the Board on the remuneration framework and policy for Executive Directors and senior executives and, once formally endorsed by the full Board, it applies the policy. The Committee also oversees the administration of the Group's employee share schemes.

Remuneration policy for Directors

The Committee intends that senior executive remuneration, both in terms of base salary and total remuneration, is positioned competitively by reference to the individual experience of the executive concerned, the role fulfilled and the markets in which the Company competes. This is designed to promote business success through the recruitment, retention and motivation of the highest quality executives. This policy is consistently applied across the Group for the remuneration of the Executive Directors and senior managers.

The Board determines the fees paid to Non-Executive Directors under a policy which seeks to recognise the time commitment, responsibility and technical skills required to make a valuable contribution to an effective board.

Directors' remuneration overview

£ thousands	Base salary	Total benefits[1]	Cash bonus	Total remuneration 2004	Total remuneration 2003
Gerry Murphy	812.5	155.9	638.9	**1,607.3**[3]	–
Ian Cheshire	325.0	50.3	248.4	**623.7**[3]	592.0
Jean-Noël Labroue[2]	141.3	1.5	–	**142.8**	378.0
Helen Weir	340.0	41.4	263.3	**644.7**	910.0
Bill Whiting	395.0	24.5	305.3	**724.8**[3]	640.0
Total Executive Directors	2,013.8	273.6	1,455.9	**3,743.3**	2,520.0
Francis Mackay	250.0	–	–	**250.0**	300.0
John Nelson	56.0	–	–	**56.0**	46.0
Phil Bentley[4]	48.0	–	–	**48.0**	15.0
Michael Hepher	38.0	–	–	**38.0**	38.0
Hartmut Krämer[4]	38.0	–	–	**38.0**	9.0
Margaret Salmon	41.0	–	–	**41.0**	41.0
Bernard Thiolon[5]	13.0	–	–	**13.0**	41.0
Total Non-Executive Directors[6]	484.0	–	–	**484.0**	490.0
Total	2,497.8	273.6	1,455.9	**4,227.3**	3,010.0

1 Total benefits include Earnings Cap Supplements of £143,278 for Gerry Murphy, £22,630 for Ian Cheshire and £14,478 for Helen Weir; medical, life and permanent health insurances; fully expensed company car or cash allowance and, in certain circumstances, non-exclusive use of a driver.
2 Earnings, including a travel allowance of £32,500, for period from 2 February 2003 to 4 July 2003, when he resigned as a director of the Group (all at an exchange rate of €1.583 to £).
3 For the contingent shares award under the KIS Shares scheme, see below.
4 Appointed during 2002/3.
5 Retired during 2003/4.
6 Non-Executive Directors are paid nothing other than fees.

In addition, for the first time under the KIS Shares scheme, contingent shares, vesting three years after the award date (subject to certain conditions), are to be awarded by the end of April 2004, over such number of shares as determined under the rules of the KIS Shares scheme. These will have a value no greater than £638,880 for Gerry Murphy, £248,366 for Ian Cheshire and £305,250 for Bill Whiting. As provided under the KIS Shares scheme rules the number of shares awarded can increase by up to 40% ("multiplier award") depending on the Company's TSR performance over the next three years. For this award the 'multiplier award' will only apply to those shares awarded to Gerry Murphy. As the share awards will be made following Board approval of the accounts, their details will also be included in an appropriate table in next year's annual report.

Annual bonus and long-term incentives

Executive Directors' remuneration, apart from base salary, was reviewed in early 2003, leading to the discontinuance of all previous executive Share Option and L-Tip Schemes and the introduction of the Kingfisher Incentive Scheme comprising the Kingfisher Annual Cash Incentive Scheme 2003 ('KIS Cash' scheme) and the Kingfisher Incentive Share Scheme 2003 ('KIS Shares' scheme).

Under the arrangements, all senior executives receive a performance-related cash bonus under the KIS Cash scheme. This is matched by a contingent share award under the KIS Shares scheme of an equal value at the time of award. The contingent share award must be held for three years before it vests, with the shares being subject to forfeiture should the executive leave the Group during the three year deferral period as a result of voluntary resignation or dismissal for cause.

From the year to January 2005 the number of shares conditionally awarded to all executives may be increased by up to 40% ('multiplier award') depending on the relative TSR performance of the Company against the constituents of the FTSE 100 over the three year period following the year for which the bonus was earned. At above median performance, 10% of these shares will vest, increasing on a straight-line basis, to 40% at above upper quartile performance. In addition, the Committee must also be satisfied that the TSR performance reflects underlying performance for such awards to vest.

TSR was selected as the most appropriate measure for the multiplier award as it is robust, aligns executives' interests with those of shareholders and is generally favoured by the Company's leading UK institutional shareholders.

Substantial awards under the KIS Cash scheme and the KIS Shares scheme are only payable to executives on achievement of demanding performance targets as agreed with the Committee at the beginning of each year, based on the Group's strategic and financial planning process. Assuming target performance is fully achieved, each component is valued at 60% of base salary for executive directors, giving a combined value equivalent to 120% of salary. In years when the Company achieves performance significantly in excess of target, executive directors can earn up to a maximum of 82.5% of base salary in each of cash and contingent share awards, giving a maximum performance related potential of 165% of base salary (before any impact of the TSR multiplier). The Committee has discretion to adjust awards (up or down) where it concludes that a particular individual's contribution warrants a different level of award (but subject to the maximum combined level of 165% of base salary).

The performance of the Group during the year was such that the targets set at the beginning of the year were exceeded, with the outcome being between 90% and 93% of the maximum award opportunity.

In respect of the financial year ending 29 January 2005, the key performance targets for Gerry Murphy, Duncan Tatton-Brown and Bill Whiting are linked to profit, sales, return on invested capital and individual targets. Executive directors with divisional responsibilities, are targeted on profit and total sales growth in relation to their respective division's performance, as is the case for other divisional senior executives. For all executive directors at least 25% of their bonus opportunity is based on Group targets.

Pension provision

All of the Executive Directors are members of the Company's approved funded pension arrangements which have been available to all UK employees. Supplements to salary above the Earnings Cap were paid totalling £322,629.

Option schemes

Apart from the Savings-Related Share Option Scheme (an all-employee share incentive plan), all other option and incentive arrangements have been discontinued but awards made in previous years will vest over time, in accordance with the rules governing the various plans.

No gains on options have been made as none have been exercised in the year.

Other share awards

	Type of award	At start of year	Awarded during year[1,2,3]	Market price of shares when award made	Qualifying conditions	Vesting date	At end of year
Gerry Murphy	Investment shares	Nil	187,013	239.17p	Part of recruitment	1/2/06[4]	187,013
	Potential Matching shares	Nil	Between nil and 561,039	239.17p	TSR of median to upper quartile compared to FTSE 100	1/2/06[4]	Between nil and 561,039

[1] These share-based awards were agreed as part of the terms of Gerry Murphy's recruitment as Chief Executive and were fully disclosed in last year's Annual Review. In accordance with the terms of his appointment, the value of the award was £360,000 as of the date of his appointment and the number of shares awarded was based on the Company's share price of 192.5p on that date (3 February 2003).

[2] Awards were granted on 17 April 2003 when the share price was 239.17p (before the 7 for 8 consolidation in July 2003).

[3] No matching shares vest for below median performance. 561,039 is the maximum number of matching shares which may vest for upper quartile TSR performance over the three-year performance period reducing to one-third for median performance.

[4] If Gerry Murphy's employment terminates before 1 February 2006 by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation for 'good reason' (as defined in his service contract), then the investment shares will vest at that date and, subject to the discretion of the Committee in certain limited circumstances, such of the matching shares as can be treated as vested, taking into account TSR performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

Closed incentive plans

There are two further long-term incentive plans, the Incentive Growth Plan (IGP) and the Kingfisher Incentive Plan (KIP), which are now closed and under which no further awards will be made, but where there are amounts outstanding from prior awards these may still become due at the end of their respective performance cycles or deferral periods.

The awards, which either vested in March 2004 or remain outstanding, are as follows:

IGP

	Paid in March 2004	
Helen Weir	£170,000	Final award of 25% of base salary lapsed on leaving the Company
Bill Whiting	£200,000	Further £100,000 to be paid in March 2005

KIP

	Type of award	At start of year	Awarded during year	Lapsed during year	Market price of shares when award made	Vesting date of award made[1]	Vested during year	Balance remaining to vest
Helen Weir	Matching shares for deferred cash bonus	12,779	–	12,779[2]	334.5p	March 2004	–	–
Ian Cheshire	Matching shares for deferred cash bonus	13,434	–	–	290.0p	March 2005	–	13,434
Bill Whiting	Matching shares for deferred	17,486	–	–	334.5p	March 2004	–	17,486[3]
	cash bonus	17,070	–	–	290.0p	March 2005	–	17,070

1 Subject to remaining in employment at Kingfisher until the date the awards become receivable.
2 The 12,779 matching shares awarded to Helen Weir under the 2000/1 KIP lapsed in January 2004 when she withdrew the deferred cash bonus prior to its three-year maturity date.
3 These 17,486 shares vested on 17 March 2004.

Service contracts

During the year, a comprehensive review of Executive Directors' service contracts has been undertaken. Following this review all Executive Directors have agreed:

- service contracts terminable by no more than 12 months notice by either side;
- to the removal of the ability to trigger termination and liquidated damages following a change of control;
- to changes resulting in there being no difference in any damages paid whether termination follows a change of control or not;
- that (other than for Bill Whiting who is retiring at the end of March 2005) termination payments would be paid on a phased monthly basis, at a rate of 15% of annual salary, for a maximum of 12 months, reduced if the director finds a lower paid job during the 12 month period and payments cease immediately when a job providing the same or higher value package is taken. These circumstances represent the Committee's conservative pre-estimate of the value of each Director's remuneration package, taking into account bonus opportunity and benefits as well as base salary.

For Bill Whiting, who is retiring at the end of March 2005 at the age of 57, the termination provisions are 12 months notice, reducing by one month each month from 1 April to 31 December 2004, after which his notice period will be three months. If the Company terminates his contract without notice and without cause, liquidated damages are payable, equal to the cash equivalent of the number of months' salary and the cash equivalent of the car and medical benefits of the outstanding notice period; declining to a minimum of three months at any time on and from 1 January 2005.

These changes were made voluntarily by all affected directors and no payments were made by the Company in recompense.

Shareholder return

The Company's Total Shareholder Return (share price growth plus dividends paid) for the five years to 31 January 2004 is shown in the graph on page 24, which plots the value of £100 invested in Kingfisher over the last five financial years, assuming shares awarded in Woolworths and Kesa, when demerged, were sold and the proceeds reinvested in Kingfisher shares.

Total Shareholder Return


140
120
100
80
60
40
20
0
Value (£)
01 Feb 99
01 Feb 00
01 Feb 01
01 Feb 02
01 Feb 03
01 Feb 04
Kingfisher
FTSE 100 Index

This chart shows the value, at the end of 2003/4 financial year, of £100 invested in Kingfisher over the last five financial years compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.
Source: Datastream

By Order of the Board
Helen Jones
Company Secretary

5 April 2004

SUMMARY FINANCIAL REVIEW

Shareholder return and dividends

Basic earnings per share increased by 15% from 17.7p to 20.3p. Adjusted earnings per share, which removes the impact of exceptional items (which were net gains in both years) and acquisition goodwill amortisation, increased 33% from 13.4p to 17.8p per share.

	2003	**2004**
Basic earnings per share	17.7p	**20.3p**
Exceptional items	(4.6)p	**(2.7)p**
Goodwill amortisation	0.3p	**0.2p**
Adjusted earnings per share	13.4p	**17.8p**

The Board has proposed a final dividend of 6.15p per share making the total dividend for the year 9.65p per share. This dividend is covered 1.84 times by adjusted earnings before exceptional items and goodwill amortisation.

Return on invested capital

Underlying return on invested capital (ROIC) improved in the year from 7.6% to 8.7%, just above the Group's cost of capital at 8.4%. Underlying ROIC assumes properties appreciate at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

ROIC is defined as net operating profit less adjusted taxes (operating profit excluding goodwill amortisation, exceptionals, property lease and depreciation costs less tax at Group effective tax rate, plus property revaluation in the year) divided by average invested capital (average holding in the year of goodwill, fixed assets and net current assets invested in the business, plus property operating lease costs capitalised at the market property yield).

Excluding goodwill from average invested capital, underlying ROIC improved from 10.9% to 12.5%.

Cashflow and investment in the businesses

Net debt decreased from £1,926.4 million at the start of the year to £843.8 million at the year end. During the year £423.0 million of debt was demerged as part of the Kesa Electricals plc ("Kesa") demerger. In addition, £203.0 million of proceeds were received on the sale of discontinued businesses.

A total of £777.4 million of net cash was generated from operating activities compared to £895.0 million in the previous year. Capital expenditure for the Group was £389.1 million, down from £468.4 million in the previous year. A total of £819.2 million (2003: £215.4 million) was received during the year in respect of the sale of tangible fixed assets, £687.6 million relating to the proceeds from the sale by B&Q Properties Limited (formerly Chartwell Land plc) of its third-party property portfolio.

Investments, acquisitions and disposals

The Group successfully completed the demerger of Kesa on 7 July 2003. On demerger, the Company declared a dividend in specie, which was satisfied by the issue of shares in Kesa. The dividend in specie of £1,592.9 million represented the net assets of the business transferred to Kesa at the date of demerger of £785.6 million, goodwill of £1,230.3 million relating to Kesa that had previously been written off to reserves which was resurrected on demerger, less debt of £423.0 million assumed by Kesa.

During the year, the Group acquired the remaining 0.6% of Castorama Dubois Investissements S.C.A. ("CDI") for £62.4 million, giving rise to goodwill of £53.1 million.

The Group also completed the disposal of the non-core home improvement businesses. These included the sale of Réno Dépôt in Canada, Dubois Matériaux in France, NOMI in Poland and Castorama Brazil and the closure of Castorama Belgium. An exceptional loss on disposal of £58.3 million has been included in the profit and loss account. In addition, the closure of the loss-making Castorama Germany business was also completed.

Property

The Group owns a significant property portfolio, most of which is now used for trading purposes and which, at the year end, had a value of £2.2 billion. Following the buy-out of the minority interest, a full external valuation of the CDI properties on an existing use basis was undertaken. In addition, the Group has continued its normal practice of externally valuing (on an existing use basis) one-third of the B&Q property portfolio in the UK, with internal valuations being performed for the other two-thirds. In both cases, these revalued amounts have been incorporated into the accounts, giving rise to a revaluation surplus in the year of £295.7 million. This surplus reflects the strong growth in property yields during the period, together with the full valuation of our property portfolio.

Interest

The net interest charge for the year, excluding the exceptional financing charge of £86.9 million, was £44.1 million, of which £33.6 million related to continuing operations. The net interest charge from continuing operations in the prior year of £12.4 million benefited from interest income of £14.8 million on the proceeds of the rights issue held prior to the purchase of the CDI minority.

Exceptional financing charges

Exceptional financing charges of £86.9 million, shown in the profit and loss account for the year, comprised a cost of £27.7 million relating to restructuring the Group's debt as a result of the demerger of Kesa, a gain of £23.9 million on unwinding an associated interest rate swap and a cost of £83.1 million incurred in connection with a foreign exchange contract which had been taken out to protect the Sterling value of the expected euro receipts from the sale or Initial Public Offering of Kesa. As Kesa was subsequently demerged, part of the contract was no longer required and was closed out in April 2003 at a loss of £83.1 million. A further loss of £45.9 million arose on settlement of the remaining part of the swap contract at demerger date. This has been offset through reserves against the gain arising on the repayment by Kesa of euro denominated loans at the date of demerger.

The cash cost of the exceptional financing charges, shown in the consolidated cash flow for the year, was £111.2 million, comprising the £83.1 million loss on the foreign exchange contract, the £27.7 million cost of the debt restructuring and a further £0.4 million of other costs. The gain of £23.9 million on the associated interest rate swap was received in cash shortly after the year end.

Other exceptional items

Operating exceptional items include £9.8 million for the costs of restructuring the Kingfisher plc head office following the demerger of Kesa and additional costs relating to the integration of the head offices in London and Lille. In addition, a further £5.3 million of incremental internal costs directly attributable to the demerger were incurred during the year.

Non-operating exceptionals include £43.2 million of external costs, principally professional advisors' and financing commitment fees, directly attributable to the demerger of Kesa, and a charge of £58.3 million in relation to the loss on sale or termination of the non-core home improvement operations as discussed above.

Exceptional amounts written off fixed asset investments of £6.3 million relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

Taxation

The effective overall tax rate on profit has increased from 44.9% in 2003 to 46.3%, which exceeds the UK statutory rate of 30% primarily as a result of the exceptional items charged in the current year and previous years, most of which do not qualify for tax relief. The effective tax rate on profit for continuing operations before exceptional items and acquisition goodwill amortisation excluding prior year adjustments is 31.6% compared to 32.0% in 2003.

An exceptional tax charge of £98.5 million represents tax paid to the French tax authorities as a consequence of the demerger. The Group has initiated proceedings for the recovery of the tax paid and, although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

The Group has also released £75.2 million of tax provisions in respect of prior year liabilities which have either been agreed with the relevant tax authorities, or where the likelihood of any liability arising is now considered to be remote. This has been recorded as an exceptional tax credit in continuing operations in the year.

Dividend

The final dividend for the year ended 31 January 2004 will be paid on 11 June 2004 to shareholders on the register at close of business on 2 April 2004, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 3 June 2004. A scrip dividend alternative will be offered to shareholders.

Accounting changes

The Group has adopted Application Note G of Financial Reporting Standard 5 'Revenue Recognition' and early adopted Urgent Issues Task Force 38 'Accounting for ESOP Trusts'.

Had the Group not adopted the new standards in the current year, reported profit after tax would have been £4.8 million higher. The total impact of adopting the new policies on the year ended 1 February 2003 has been to increase reported profit after tax by £0.9 million. The total cumulative effect of all the prior year adjustments on the balance sheet as at 1 February 2003 is a decrease in reserves of £145.6 million.

International Financial Reporting Standards

International Financial Reporting Standards (IFRS) become mandatory for the consolidated financial statements reported by all EU listed companies from 2005 onwards. The areas of greatest impact for Kingfisher have been identified and work is underway to ensure the required compliance with IFRS for the 2005/6 financial year. An impact assessment has identified that changes in accounting treatment for property, goodwill, pensions, deferred tax and financial instruments may have greatest impact on the Group.

INDEPENDENT AUDITORS' STATEMENT

to the members of Kingfisher plc

We have examined the summary financial statements of Kingfisher plc which comprise the summary consolidated profit and loss account, summary consolidated balance sheet and the summary consolidated cash flow statement.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review 2004 in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review 2004 with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review 2004 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statements are consistent with the annual financial statements, the directors' report and the directors' remuneration report of Kingfisher plc for the year ended 31 January 2004 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 16 March 2004

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the financial year ended 31 January 2004

£ millions	Continuing operations 2004	Discontinued operations 2004	Total 2004	Continuing operations 2003 (restated)‡	Discontinued operations 2003 (restated)‡	Total 2003 (restated)‡
Turnover including share of joint ventures	**7,177.4**	**1,756.3**	**8,933.7**	6,311.8	4,542.2	10,854.0
Less: share of joint ventures	**(126.9)**	**(8.2)**	**(135.1)**	(124.3)	(19.1)	(143.4)
Group turnover	**7,050.5**	**1,748.1**	**8,798.6**	6,187.5	4,523.1	10,710.6
Group operating profit	**585.1**	**50.1**	**635.2**	485.9	126.1	612.0
Share of operating profit in:						
Joint ventures	**7.5**	**2.3**	**9.8**	4.0	5.7	9.7
Associates	**16.1**	**2.4**	**18.5**	8.0	4.4	12.4
Total operating profit including share of joint ventures and associates	**608.7**	**54.8**	**663.5**	497.9	136.2	634.1
Analysed as:						
Home Improvement	**638.2**	**21.6**	**659.8**	519.9	14.2	534.1
Electrical and Furniture	**–**	**38.9**	**38.9**	–	157.9	157.9
Property	**32.3**	**–**	**32.3**	59.0	–	59.0
Other operating costs	**(46.2)**	**–**	**(46.2)**	(52.8)	–	(52.8)
Exceptional items – operating	**(11.6)**	**(3.5)**	**(15.1)**	(22.0)	(29.6)	(51.6)
Acquisition goodwill amortisation (net)	**(4.0)**	**(2.2)**	**(6.2)**	(6.2)	(6.3)	(12.5)
Total operating profit including share of joint ventures and associates	**608.7**	**54.8**	**663.5**	497.9	136.2	634.1
Exceptional items – non-operating						
Demerger costs	**–**	**(43.2)**	**(43.2)**	–	(11.8)	(11.8)
Loss on the sale or termination of operations	**–**	**(58.3)**	**(58.3)**	–	(228.4)	(228.4)
Profit/(loss) on the disposal of fixed assets	**2.0**	**–**	**2.0**	144.2	(1.2)	143.0
Exceptional amounts written off fixed asset investments	**(6.3)**	**–**	**(6.3)**	–	–	–
Profit/(loss) on ordinary activities before interest	**604.4**	**(46.7)**	**557.7**	642.1	(105.2)	536.9
Net interest payable (excluding exceptional financing charges)	**(33.6)**	**(10.5)**	**(44.1)**	(12.4)	(31.1)	(43.5)
Exceptional financing charges	**–**	**(86.9)**	**(86.9)**	–	–	–
Net interest payable	**(33.6)**	**(97.4)**	**(131.0)**	(12.4)	(31.1)	(43.5)
Profit/(loss) on ordinary activities before taxation	**570.8**	**(144.1)**	**426.7**	629.7	(136.3)	493.4
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)	**(182.5)**	**8.4**	**(174.1)**	(201.8)	(19.9)	(221.7)
Exceptional tax	**75.2**	**(98.5)**	**(23.3)**	–	–	–
Tax on profit/(loss) on ordinary activities	**(107.3)**	**(90.1)**	**(197.4)**	(201.8)	(19.9)	(221.7)
Profit/(loss) on ordinary activities after taxation	**463.5**	**(234.2)**	**229.3**	427.9	(156.2)	271.7
Equity minority interests	**(0.2)**	**0.5**	**0.3**	(99.3)	(1.8)	(101.1)
Profit/(loss) for the financial year attributable to shareholders	**463.3**	**(233.7)**	**229.6**	328.6	(158.0)	170.6
Dividends						
Ordinary dividends on equity shares			**(221.1)**			(244.0)
Dividend in specie relating to the demerger of Kesa Electricals plc			**(1,592.9)**			–
Retained loss for the financial year			**(1,584.4)**			(73.4)
Earnings per share (pence)						
Basic	**20.3**		**10.1**	17.7		9.2
Diluted	**20.2**		**10.0**	17.4		8.9
Basic – adjusted*	**17.8**		**19.2**	13.4		19.1
Diluted – adjusted*	**17.7**		**19.1**	13.2		18.8

*Adjusted to exclude the effects of operating and non-operating exceptional items and acquisition goodwill amortisation.

‡Restated for the adoption of Application Note G of FRS 5, UITF 38 and for the reallocation of e-commerce sector and the cost of the Lille head office.

SUMMARY CONSOL BALANCE SHEET

As at 31 January 2004

£ millions	2004	2003
		(restated)
Fixed assets	**5,382.4**	5,869.3
Current assets	**1,758.5**	3,310.8
Creditors: amounts falling due within one year	**(1,925.2)**	(3,258.7)
Net current (liabilities)/assets	**(166.7)**	52.1
Total assets less current liabilities	**5,215.7**	5,921.4
Creditors: amounts falling due after more than one year	**(744.9)**	(1,528.4)
Provisions for liabilities and charges	**(64.2)**	(53.8)
	4,406.6	4,339.2
Capital and reserves		
Called up share capital	**366.3**	359.3
Share premium account	**2,150.9**	2,155.2
Equity reserves	**1,886.5**	1,802.4
Equity shareholders' funds	**4,403.7**	4,316.9
Equity minority interests	**2.9**	22.3
	4,406.6	4,339.2

The summary financial statement was approved by the Board on 16 March 2004.

Gerry Murphy
Director

Duncan Tatton-Brown
Director

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 January 2004

£ millions	2004	2003
Group operating profit	**635.2**	612.0
Impairment charge	**–**	20.0
Depreciation and amortisation	**175.2**	221.6
Decrease in development work in progress	**5.1**	56.4
Increase in stocks	**(74.5)**	(100.1)
Decrease in debtors	**1.1**	58.2
Increase in creditors	**41.3**	21.6
(Profit)/loss on disposal of fixed assets	**(6.0)**	5.3
Net cash inflow from operating activities	**777.4**	895.0
Dividends received from joint ventures and associates	**2.4**	6.9
Returns on investment and servicing of finance	**(169.8)**	(80.9)
Taxation	**(286.7)**	(170.9)
Capital expenditure and financial investment	**447.7**	(270.4)
Acquisitions and disposals	**52.0**	(3,211.7)
Equity dividends paid to shareholders	**(119.2)**	(139.1)
Management of liquid resources	**(83.1)**	299.6
Financing	**(593.5)**	2,591.7
Increase/(decrease) in cash	**27.2**	(79.8)
Reconciliation of net cash flow to movement in net debt		
Net debt at start of year	**(1,926.4)**	(1,044.2)
Increase/(decrease) in cash	**27.2**	(79.8)
Debt in subsidiary becoming a joint venture	**–**	172.3
Debt demerged with Kesa Electricals	**423.0**	–
Increase/(decrease) in short-term deposits	**41.4**	(268.8)
Decrease/(increase) in debt and lease financing	**597.7**	(613.2)
Amortisation of underwriting and issue costs of new debt	**(1.5)**	(6.5)
Increase/(decrease) in short-term investments	**41.7**	(30.8)
Foreign exchange effects	**(46.9)**	(55.4)
Net debt at end of year	**(843.8)**	(1,926.4)

KINGFISHER PLC FIVE YEAR HISTORY

Profit and loss

£ millions	2000	2001	2002	2003‡	**2004**
Turnover					
Home Improvement – continuing operations	3,992.5	4,530.4	5,193.3	6,130.4	**7,037.6**
Home Improvement – discontinued operations	535.8	563.1	640.6	611.6	**436.8**
Home Improvement	4,528.3	5,093.5	5,833.9	6,742.0	**7,474.4**
Electrical and Furniture – discontinued operations	3,188.0	3,564.9	3,784.8	3,896.8	**1,311.9**
General Merchandise – discontinued operations	3,065.5	3,358.4	1,498.6	–	**–**
Property	32.5	59.2	65.7	57.1	**12.3**
Financial Services – discontinued operations	70.7	58.2	55.1	14.7	**–**
Total turnover	10,885.0	12,134.2	11,238.1	10,710.6	**8,798.6**
Operating profit					
Home Improvement – continuing operations	351.4	392.4	430.8	519.9	**638.2**
Home Improvement – discontinued operations	14.4	6.1	(0.1)	14.2	**21.6**
Home Improvement	365.8	398.5	430.7	534.1	**659.8**
Electrical and Furniture – discontinued operations	194.3	184.0	183.7	157.9	**38.9**
General Merchandise – discontinued operations	183.9	140.7	(29.6)	–	**–**
Property	76.0	85.9	74.3	59.0	**32.3**
e-commerce and other new channels	(24.0)	(81.9)	(30.8)	–	**–**
Exceptional items – operating	(3.5)	5.8	(107.5)	(51.6)	**(15.1)**
Other operating costs	(37.9)	(44.8)	(39.6)	(52.8)	**(46.2)**
Acquisition goodwill amortisation (net)	(10.5)	(17.9)	(18.7)	(12.5)	**(6.2)**
Total operating profit	744.1	670.3	462.5	634.1	**663.5**
Profit/(loss) on disposal of fixed assets	6.2	0.2	(54.1)	143.0	**2.0**
Profits and losses on disposal, closure and restructuring of operations/investments	–	97.3	(312.0)	(240.2)	**(107.8)**
Profit before interest	750.3	767.8	96.4	536.9	**557.7**
Interest	(37.5)	(76.6)	(68.4)	(43.5)	**(131.0)**
Profit before taxation	712.8	691.2	28.0	493.4	**426.7**
Taxation	(213.2)	(177.3)	(156.0)	(221.7)	**(197.4)**
Profit/(loss) after taxation	499.6	513.9	(128.0)	271.7	**229.3**
Earnings per share (pence)*					
Basic	27.9	28.4	(17.1)	9.2	**10.1**
Fully diluted	26.5	27.7	(17.1)	8.9	**10.0**
Basic adjusted**	28.9	25.6	16.4	19.1	**19.2**
Fully diluted adjusted**	28.3	24.9	16.0	18.8	**19.1**
Dividend per share (pence)*	10.9	11.7	9.1	9.5	**9.65**

Balance sheets

£ millions	2000	2001	2002	2003‡	**2004**
Intangible assets	400.9	508.9	295.4	2,651.5	**2,455.3**
Property	2,511.1	3,016.9	2,807.4	2,287.0	**2,213.3**
Other tangible assets	921.4	1,122.7	696.5	753.9	**567.9**
Investments	95.4	294.5	236.1	176.9	**145.9**
Total fixed assets	3,928.8	4,943.0	4,035.4	5,869.3	**5,382.4**
Net current assets/(liabilities)	109.7	549.8	223.3	493.1	**(92.9)**
Non-current liabilities	(4.8)	(116.3)	(76.5)	(96.8)	**(39.1)**
Capital employed	4,033.7	5,376.5	4,182.2	6,265.6	**5,250.4**
Equity shareholders' funds	2,568.3	2,936.7	2,472.7	4,316.9	**4,403.7**
Equity minority interests	444.6	566.0	665.3	22.3	**2.9**
Net debt	1,020.8	1,873.8	1,044.2	1,926.4	**843.8**
Capital employed	4,033.7	5,376.5	4,182.2	6,265.6	**5,250.4**

Share data

millions	2000	2001	2002	2003	**2004**
Number of shares in issue – period end*	1,647.2	1,681.4	1,710.9	2,612.8	**2,331.4**
– average*	1,633.7	1,648.7	1,666.3	2,122.1	**2,277.4**
Fully diluted average number of shares*	1,677.8	1,667.0	1,683.6	2,131.9	**2,290.4**

Share price

	2000	2001	2002	2003	**2004**
High	930p	630p	494p	307p	**293p**
Low	477p	354p	275p	165p	**188p**
Average	707p	500p	401p	239p	**261p**

‡ Restated for the adoption of Application Note G of FRS 5, UITF 38 and for the reallocation of e-commerce sector and the cost of the Lille head office (years prior to 2002/3 not restated).

* Adjusted for the bonus element of the rights issue which took place during the year ended 1 February 2003 and for the consolidation of shares on a 7 for 8 basis on 7 July 2003.

** Before exceptional items and acquisition goodwill amortisation.

USEFUL INFORMATION

Company Secretary and Registered Office
Helen Jones
Kingfisher plc
3 Sheldon Square, Paddington
London W2 6PX
Telephone: +44 (0)20 7372 8008

Visit www.kingfisher.com
for the latest information and services

Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0129

Low cost share dealing facilities
Shareholders now have the opportunity to buy or sell Kingfisher shares by telephone using a low cost share dealing facility operated by Kingfisher's Registrar, Computershare Investor Services PLC. Commission is charged at 1% (minimum charge of £15 per transaction).
Telephone: 0870 703 0084

Kingfisher Individual Savings Accounts (ISAS)
Kingfisher ISA Manager
Halifax Share Dealing Limited
Telephone: 0870 600 9966

Dividend
Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACS (Bankers' Automated Clearing Services) system. For the benefit of shareholders resident in any of the eurozone countries the Company offers the option to receive dividends in euro. The Company also offers shareholders a scrip dividend alternative. For further details or any queries about the administration of your shareholding, please contact the Company's Registrar at the address shown or online at www.uk.computershare.com

Electronic communications/electronic proxy voting
You now have the opportunity to register to receive shareholder information and submit your proxy votes online. You can register simply by visiting www.kingfisher.com/proxy and following the online instructions. The Annual Review and Summary Financial Statements and the Annual Report and Accounts 2004 are also available online.

CREST electronic proxy voting
The Company will be accepting proxy votes through the CREST Electronic Proxy Voting system.

Designed by Tor Pettersen & Partners (020 7432 6100)
Printed in England by St Ives Westerham Press on Mega Matt paper which is made from 50% recycled and 50% chlorine-free pulp which is sourced from sustainable managed forests

SHAREHOLDER INFORMATION

Analysis of share register categories as at 31 January 2004

	Holdings	%	Shares	%
Individuals	31,309	84.51%	53,336,567	2.28%
Bank or Nominees	5,133	13.85%	2,162,095,281	92.74%
Investment Trusts	39	0.11%	153,180	0.01%
Insurance Companies	54	0.15%	26,282,311	1.13%
Other Companies	467	1.26%	72,732,036	3.12%
Pension Trusts	24	0.06%	13,055,399	0.56%
Other Corporate Bodies	24	0.06%	3,652,398	0.16%
Total	37,050	100.00%	2,331,307,172	100.00%

Results and financial diary
First quarter results – June 2004
Interim results – September 2004
Third quarter results – December 2004
Fourth quarter sales – February 2005
Preliminary full year results – March 2005

Annual general meeting
Thursday 3 June 2004 at 11am at
The Hilton London Paddington Hotel,
146 Praed Street, London W2 1EE

The summary financial statement and the summary directors' and corporate governance and remuneration reports are summaries of the information contained in the Annual Report and Accounts 2004.

This Annual Review does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For more detailed information, copies of the full Annual Report and Accounts 2004 may be obtained free of charge from the Company's Registrar at the above address. Copies are also available at www.kingfisher.com/reports.